Exhibit 99.1

Deutsche Bank
Interim Report as of June 30, 2014

Deutsche Bank

The Group at a glance

	Six months ended
	Jun 30, 2014	Jun 30, 2013
Share price at period end	€ 25.70	€ 30.67 [1]

Share price high	€ 38.15	€ 36.94 [1]

Share price low	€ 25.47	€ 28.05 [1]

Basic earnings per share [2]	€ 1.20	€ 1.96

Diluted earnings per share [2]	€ 1.17	€ 1.90

Average shares outstanding, in m., basic [2]	1,097	1,015

Average shares outstanding, in m., diluted [2]	1,127	1,046

Pre-tax return on average shareholders’ equity	9.1%	11.5%

Pre-tax return on average active equity	9.2%	11.6%

Post-tax return on average shareholders’ equity	4.6%	7.1%

Post-tax return on average active equity	4.7%	7.2%

Cost/income ratio [3]	81.0%	77.1%

Compensation ratio [4]	39.0%	38.3%

Noncompensation ratio [5]	42.0%	38.7%

in € m.
Total net revenues	16,253	17,606

Provision for credit losses	496	828

Total noninterest expenses	13,159	13,572

Income before income taxes	2,597	3,206

Net income	1,341	1,995

in € bn. (unless stated otherwise)	Jun 30, 2014	Dec 31, 2013
Total assets	1,665	1,611

Total shareholders’ equity	64.7	54.7

Book value per basic share outstanding	€ 46.62	€ 50.80 [2]

Tangible book value per basic share outstanding	€ 36.45	€ 37.87 [2]

Common Equity Tier 1 capital ratio [6]	14.7%	12.8%

Tier 1 capital ratio [6]	15.5%	16.9%

Number
Branches	2,840	2,907
Thereof: in Germany	1,862	1,924

Employees (full-time equivalent)	96,733	98,254
Thereof: in Germany	45,442	46,377

The reconciliation of average active equity and related ratios is provided in the section “Other Information” of this Interim Report.

1

To reflect the capital increase 2014, the historical share prices until and including June 5, 2014 (last trading day cum rights) have been adjusted with retroactive effect by multiplication with the correcting factor of 0.9538 (R-Factor).

2	All periods have been adjusted in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.
3	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
4	Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.
5

Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

6

Capital ratios for June 30, 2014 are based upon transitional rules of the CRR/CRD 4 capital framework; prior periods are based upon Basel 2.5 rules excluding transitional items pursuant to section 64h (3) of the German Banking Act. The capital ratios relate the respective capital to risk-weighted assets for credit, market and operational risk.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Deutsche Bank	Content	1
Interim Report as of June 30, 2014

Deutsche Bank	Management Report	2
Interim Report as of June 30, 2014	Operating and Financial Review
	Economic Environment

Management Report

Operating and Financial Review

Economic Environment

In the second quarter of 2014, global economic growth is projected to have picked up pace due to a greater economic momentum, not only in industrialized economies, but also in emerging market and developing countries. In the seven biggest industrialized countries, growth is expected to have risen to around 2 % on an annualized basis in the second quarter of 2014 in comparison to about stagnation in the first quarter.

The eurozone economy appears to have continued to grow moderately in the second quarter of 2014, representing the fifth consecutive quarter of positive growth following six quarters of contraction in which the eurozone economy shrank by nearly 1.5%. Growth of the German economy is estimated to have slowed in the second quarter 2014, primarily due to a weather-related decline in the construction sector. In contrast, growth in the U.S. and Canada should have significantly recovered in the second quarter of 2014, after growth in the first quarter of 2014 had noticeably weakened due to adverse weather conditions. In the United Kingdom, growth is likely to have clearly risen. In Japan, however, the increase in value-added tax, which came into effect in April 2014, is expected to have significantly impacted growth, with the result that the Japanese economy probably shrank noticeably in the second quarter 2014.

For China’s economy the expectation is that growth was somewhat stronger in the second quarter 2014, driven to some extent by increased fiscal and monetary policy stimuli, whereas in Russia the results of the purchasing manager survey indicate a decline in economic activity in the same period.

For the Banking Industry, overall, the second quarter 2014 was characterized by a further gradual improvement in European financial markets. In lending business with corporate clients, the rate of decline in volumes slowed again. Loans to private households again fell slightly in comparison to the prior year. Sustained solid growth in private sector deposits helped to further reduce the credit overhang compared with the funding base. Germany again recorded an above-average development with corporate lending by and large on the same level as a year ago and retail loans have grown, driven by an increase in mortgages. Overall, confidence within the banks in the euro area and investor trust clearly continued to grow as total assets showed signs of stabilization in the second quarter 2014. Moreover, banks became more active in the bond market and borrowed more than in the two extraordinarily weak second quarters of 2012 and 2013 together. In addition, a number of banks strengthened their capital bases by issuing new shares.

In the U.S., on aggregate, lending growth remained high. That said, the rate of expansion of loans to companies, which had been the key driver to date, slowed considerably and the volume of residential mortgages remained stagnant. By contrast, growth accelerated in other categories, such as consumer loans and commercial mortgages. The recent sharp increase in deposits lost a bit of momentum.

In investment banking, origination volumes in the fixed-income segment recorded a moderate increase compared with previous year. However, debt trading posted a significant decline from what had already been a fairly weak level. On the equities side, issuance activity in the second quarter 2014 was very strong but trading volumes, again, were lower than in 2013. Finally, in the merger & acquisition business, the upward momentum increased and the quarter ended with one of the best results of all time: announced transactions reached a value of more than U.S.$ 1 trillion, a threshold that was last exceeded in 2006/07 and, prior to that, during the new economy bubble in 2000. Overall, in the underwriting and advisory business, European banks succeeded in winning back market share from their U.S. competitors in the first half of 2014, following losses last year.

Deutsche Bank	Management Report	3
Interim Report as of June 30, 2014	Operating and Financial Review
	Deutsche Bank Performance

In asset management, too, banks profited from new record highs of key equity indices such as the Dow Jones and the Dax, the leading German index, which broke the 10,000 barrier for the first time in June. Following major central banks’ announcements to maintain a sustained low-interest rate environment, the risk appetite of many investors is likely to have risen further.

With regard to changes in financial supervision and regulation, the focus in the second quarter of 2014 in Europe was on the adoption of the Single Resolution Mechanism (SRM) as part of the Banking Union, the adoption of the Bank Recovery and Resolution Directive (BRRD) and the European Central Bank’s Asset Quality Review in the run up to its assumption of the role of single supervisor for the euro area’s leading banks. In the U.S., further legal disputes, in some cases very costly, between the supervisory authorities and banks mainly dominated the headlines.

Deutsche Bank Performance

In May 2014, Deutsche Bank announced a package of measures to reinforce our commitment to the Strategy 2015+ targets. We have strengthened our capital base and have continued to implement the cultural and cost initiatives laid out in Strategy 2015+.

The key financial results for the Group in the first six months 2014 can be summarized as follows:

—	Group net revenues were € 16.3 billion in the first six months 2014, down 8 % versus the first six months 2013;
—	Income before income taxes was € 2.6 billion, down 19 % as compared to the first six months 2013;
—	Net income decreased to € 1.3 billion in the first six months 2014, compared to € 2.0 billion in the first six months 2013;
—	Capital Requirements Regulation/Capital Requirements Directive 4 (CRR/CRD 4) fully loaded Common Equity Tier 1 capital ratio was 11.5 % at the end of the first six months 2014;
—	Fully loaded CRR/CRD 4 leverage ratio was 3.4 % at the end of the first six months 2014;
—	CRR/CRD 4 fully loaded risk-weighted assets were € 399 billion as of June 30, 2014.

The financial Key Performance Indicators (KPIs) of the Group for the first six months are detailed in the table below:

Group Key Performance Indicators	Jun 30, 2014	Jun 30, 2013
Post-tax return on average active equity (reported) [1]	4.7%	7.2%

Post-tax return on average active equity (adjusted) [2]	7.3%	10.2%

Cost/income ratio (reported) [3]	81.0%	77.1%

Cost/income ratio (adjusted) [4]	72.1%	67.8%

Cost savings [5]	€ 2.6 bn	€ 1.1 bn

Costs to achieve savings [6]	€ 2.4 bn	€ 1.1 bn

CRR/CRD 4 fully loaded Common Equity Tier 1 ratio [7]	11.5%	10.0%

Fully loaded CRR/CRD 4 leverage ratio [8]	3.4%

1	Based on Net Income attributable to Deutsche Bank shareholders.
2

Based on Net Income attributable to Deutsche Bank shareholders, as adjusted for litigation, CtA, impairment of goodwill and intangible assets, other severances and CRR/CRD4 Credit Valuation Adjustment (CVA)/Debt Valuation Adjustment (DVA)/Funding Valuation Adjustment (FVA). For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this report.

3	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
4

Based on noninterest expenses, adjusted for litigation, CtA, impairment of goodwill and intangible assets, policyholder benefits and claims, other severances and other divisional specific cost one-offs; divided by reported revenues. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this report.

5	Cost savings resulting from the implementation of the OpEx program.
6	Costs to achieve (CtA) savings are costs which are directly required for the realisation of savings in the OpEx program.
7

The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.

8

The fully loaded CRR/CRD 4 leverage ratio represents our calculation following the publication of CRR/CRD 4 on June 27, 2013 as amended. Further detail on the calculation of this ratio is provided in the Risk Report.

Deutsche Bank	Management Report	4
Interim Report as of June 30, 2014	Operating and Financial Review
	Consolidated Results of Operations

Consolidated Results of Operations

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2014	Jun 30, 2013	Absolute Change	Change in %	Jun 30, 2014	Jun 30, 2013	Absolute Change	Change in %
Net revenues:

Thereof:

CB&S	3,532	3,579	(46)	(1)	7,608	8,126	(518)	(6)

PBC	2,367	2,448	(81)	(3)	4,843	4,833	10	0

GTB	1,035	1,036	(1)	0	2,062	2,070	(8)	0

DeAWM	1,134	1,041	93	9	2,201	2,285	(84)	(4)

NCOU	(44)	279	(322)	N/M	30	719	(689)	(96)

Total net revenues	7,860	8,215	(355)	(4)	16,253	17,606	(1,353)	(8)

Provision for credit losses	250	473	(224)	(47)	496	828	(332)	(40)

Noninterest expenses	6,693	6,950	(257)	(4)	13,159	13,572	(413)	(3)

Income before income taxes	917	792	126	16	2,597	3,206	(609)	(19)

Income tax expense (benefit)	679	457	222	49	1,256	1,211	45	4

Net income	238	335	(97)	(29)	1,341	1,995	(654)	(33)

2014 to 2013 Three Months Comparison

Results in the second quarter 2014 reflect a solid performance. Higher revenues in Deutsche Asset & Wealth Management (DeAWM) were offset by reduced net revenues from the Non-Core Operations Unit (NCOU), Private & Business Clients (PBC) and Corporate Banking & Securities (CB&S). Results in Global Transaction Banking (GTB) were substantially unchanged. Lower client investment activity exacerbated by continued low interest rates, lower portfolio revenues reflecting our de-risking strategy and a highly competitive environment are reflected in decreased revenues across most businesses. We made further progress in our Operational Excellence (OpEx) program, which focuses in 2014 on more complex initiatives. Cost reductions from the ongoing implementation of OpEx allowed us to counterbalance higher costs caused by increased regulatory requirements, and enabled us to continue to invest in integrating platforms and process enhancements.

Our net revenues in the second quarter 2014 decreased by 4%, or € 355 million to € 7.9 billion, compared to € 8.2 billion in the second quarter 2013. In CB&S, revenues were € 3.5 billion, down € 46 million, or 1%, versus the second quarter 2013. This was mainly attributable to Sales & Trading (equities), where revenues were down by € 88 million, or 11%, resulting from weaker market volumes and challenging market conditions. PBC revenues were € 2.4 billion in the second quarter 2014, down € 81 million, or 3%, compared to the second quarter 2013. The decrease was primarily driven by non-recurring items related to Postbank that occurred in the second quarter 2013. Revenues in GTB of € 1.0 billion were stable compared to the second quarter 2013. DeAWM revenues increased by € 93 million, or 9%, to € 1.1 billion, versus the second quarter 2013, reflecting mark-to-market movements of policyholder positions in Abbey Life, largely offset in noninterest expenses. Excluding the impact of Abbey Life, revenues were unchanged from the prior year period. Revenues in the NCOU were negative € 44 million, a decrease by € 322 million in the second quarter 2014, mainly due to the realisation of € 314 million in accumulated losses triggered by the restructuring of Maher Terminals’ debt financing.

Provision for credit losses was € 250 million in the second quarter 2014, a decrease of € 224 million, or 47%, compared to the same period 2013. This reduction primarily results from lower provisioning in NCOU, the ongoing good quality of the German retail market portfolio and the non-recurrence of the large single items recorded in our Core businesses in the second quarter 2013.

Noninterest expenses were € 6.7 billion in the second quarter, down € 257 million, or 4%, compared to the second quarter 2013. Compensation and benefits, which amounted to € 3.0 billion, were down € 212 million, or 7%, compared to the second quarter 2013. This primarily reflects lower performance related compensation, mainly in CB&S. General and administrative expenses of € 3.6 billion were stable compared to the second quarter 2013. The cost base was further reduced by the deconsolidation of BHF-BANK and benefits from the ongoing implementation of our OpEx program. However, in the second quarter 2014, similar to the prior quarter,

Deutsche Bank	Management Report	5
Interim Report as of June 30, 2014	Operating and Financial Review
	Consolidated Results of Operations

there have been offsetting effects from higher expenses relating to increased regulatory requirements and higher investments in platforms. Litigation related charges were € 470 million in the second quarter 2014, which was lower by € 161 million compared to the second quarter 2013. Policyholder benefits and claims, which are offset by mark-to-market movements on investments held to back insurance policyholder claims in Abbey Life, were € 80 million in the second quarter 2014, an increase of € 87 million compared to the second quarter 2013.

Overall, income before income taxes was € 917 million in the second quarter 2014 versus € 792 million in the second quarter 2013, as the decline in revenues was offset by a decline in costs and lower provision for credit losses.

Net income for the second quarter 2014 was € 238 million, compared to € 335 million in the second quarter 2013. Income tax expense in the current quarter was € 679 million versus € 457 million in the comparative period. Both the current quarter’s effective tax rate of 74 % and the prior year’s quarter effective tax rate of 58 % were mainly impacted by expenses, such as litigation, that are not deductible for tax purposes and income taxes of prior periods.

2014 to 2013 Six Months Comparison

Results in the first six months 2014 reflect a mixed performance with higher revenues in PBC, significantly reduced year-on-year revenue contributions from the NCOU, DeAWM and CB&S, substantially unchanged results for GTB. Lower client investment activity and a highly competitive environment exacerbated by continued low interest rates and lower portfolio revenues reflecting our de-risking strategy resulted in decreased revenues. We made further progress in our OpEx program, which focuses in 2014 on more complex initiatives. Cost reductions from the ongoing implementation of OpEx allowed us to counterbalance higher cost incurred by establishing new internal controls for increased regulatory control capabilities, to continue to invest in integrating platforms and to enhance our processes.

Our net revenues in the first six months 2014 decreased by 8%, or € 1.4 billion to € 16.3 billion, compared to € 17.6 billion in the first six months 2013. In CB&S, revenues were € 7.6 billion, down € 518 million, or 6%, versus the first six months 2013. The decrease was mainly attributable to reduced revenues in Sales & Trading (debt and other products), which were down by € 282 million, or 6%, compared to the first six months 2013, resulting from low volatility and client activity reflecting the challenging trading environment. Revenues in Sales & Trading (equity) were lower in the first six months of 2014 due to weaker market volumes. In addition, revenues in CB&S decreased due to losses on DVA on certain derivative liabilities in the first six months of 2014, whereas a gain for DVA was recorded in the first six months of 2013. In the first six months of 2014, revenues in PBC and GTB were stable at € 4.8 billion and € 2.1 billion respectively. DeAWM revenues decreased by € 84 million, or 4%, to € 2.2 billion, versus the first six months 2013 mainly driven by mark-to-market movements on policyholder positions in Abbey Life. Revenues in the NCOU were € 30 million, a decrease of € 689 million, in the first six months 2014 due to lower portfolio revenues reflecting the significant reduction in assets year-on-year and the realisation of € 314 million in accumulated losses triggered by the restructuring of Maher Terminals’ debt financing. Consolidation & Adjustments (C&A) net revenues declined from negative € 427 million in the first six months 2013 to negative € 492 million in the first six months 2014, predominantly attributable to negative impacts from funding valuation adjustments on internal uncollateralized derivatives.

Provision for credit losses was € 496 million in the first six months 2014, a decrease of € 332 million, or 40%, compared to the first six months 2013. This reduction primarily results from lower provisioning in NCOU, the ongoing good quality of the German retail market and the non-recurrence of large single items in our Core businesses recorded in the first six months 2013.

Noninterest expenses were € 13.2 billion in the first six months of 2014, down € 413 million, or 3%, compared to the same period in 2013. Compensation and benefits, which amounted to € 6.3 billion, were down € 412 million, or 6%, compared to the first six months in 2013. This primarily reflects lower performance related compensation, mainly in CB&S. General and administrative expenses were € 6.6 billion, up € 196 million,

Deutsche Bank	Management Report	6
Interim Report as of June 30, 2014	Operating and Financial Review
	Segment Results of Operations

or 3%, compared to the first half 2013. In the first six months of 2014 cost-to-achieve for our OpEx program increased, as planned. Expenses relating to regulatory requirements and for investments in platforms were higher than in the comparison period. Litigation-related charges of € 470 million in the first six months of 2014 were € 292 million below the same period in the last year. In addition, the cost base was further reduced by savings from our OpEx program and the deconsolidation of BHF-BANK. Policyholder benefits and claims, which are offset by mark-to-market movements on investments held to back insurance policyholder claims in Abbey Life, were € 132 million in the first half of 2014, a decrease of € 53 million compared to 2013.

Overall, income before income taxes was € 2.6 billion in the first six months 2014 versus € 3.2 billion in the first six months 2013, mainly driven by lower revenues.

Net income for the first six months 2014 was € 1.3 billion, compared to € 2.0 billion in the first six months 2013. Income tax expense in the first six months was € 1.3 billion versus € 1.2 billion in the first six months of 2013. The effective tax rate of 48 % in the first six months of 2014 was mainly impacted by expenses, such as litigation, that are not deductible for tax purposes and income taxes of prior periods. The effective tax rate in the comparative period was 38%.

Segment Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three months ended June 30, 2014 and June 30, 2013. See the “Segment Information” note to the consolidated financial statements for information regarding changes in the presentation of our segment disclosure.

	Three months ended Jun 30, 2014
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	3,532	2,367	1,035	1,134	(44)	(164)	7,860

Provision for credit losses	44	145	47	(6)	19	0	250

Total noninterest expenses	2,603	1,819	759	936	517	59	6,693
Thereof:
Policyholder benefits and claims	0	0	0	80	0	0	80
Impairment of intangible assets	0	0	0	0	0	0	0
Restructuring activities	37	3	6	10	1	0	57

Noncontrolling interests	1	0	0	0	0	(1)	0

Income (loss) before income taxes	885	403	228	204	(580)	(223)	917

Cost/income ratio	74%	77%	73%	83%	N/M	N/M	85%

Assets [1]	1,158,803	262,326	111,054	75,473	48,457	9,297	1,665,410

Risk-weighted assets (CRR/CRD 4 – fully-loaded)	186,352	79,654	41,427	15,411	56,663	19,166	398,674

Average active equity	24,045	14,224	5,638	6,260	7,254	0	57,422

Pre-tax return on average active equity	15%	11%	16%	13%	(32) %	N/M	6%

Post-tax return on average active equity[2]	9%	7%	10%	8%	(21) %	N/M	2%

N/M – Not meaningful

[1]	Starting December 31, 2012, segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
[2]

The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 74 % for the three months ended June 30, 2014. For the post-tax return on average active equity of the segments, our effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were ranged from 35 % to 36 % for the current quarter.

Deutsche Bank	Management Report	7
Interim Report as of June 30, 2014	Operating and Financial Review
	Segment Results of Operations

	Three months ended Jun 30, 2013
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	3,579	2,448	1,036	1,041	279	(168)	8,215

Provision for credit losses	26	194	79	0	174	0	473

Total noninterest expenses	2,794	1,747	633	961	777	38	6,950
Thereof:
Policyholder benefits and claims	0	0	0	(7)	0	0	(7)
Impairment of intangible assets	0	0	0	0	0	0	0
Restructuring activities	40	1	12	136	4	0	192

Noncontrolling interests	1	0	0	(1)	0	(1)	0

Income (loss) before income taxes	758	507	324	80	(672)	(205)	792

Cost/income ratio	78%	71%	61%	92%	N/M	N/M	85%

Assets [1]	1,367,693	268,624	97,155	79,729	85,861	10,817	1,909,879

Risk-weighted assets (Basel 2.5)	111,589	71,320	37,151	11,153	71,309	11,783	314,304

Average active equity	20,346	14,073	5,034	5,654	11,257	0	56,365

Pre-tax return on average active equity	15%	14%	26%	6%	(24) %	N/M	6%

Post-tax return on average active equity[2]	10%	9%	17%	4%	(16) %	N/M	2%

N/M – Not meaningful

1	Starting December 31, 2012, segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
2

The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 58 % for the three months ended June 30, 2013. For the post-tax return on average active equity of the segments, our effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were ranged from 34 % to 36 % for the prior year’s quarter.

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the six months ended June 30, 2014 and June 30, 2013. See the “Segment Information” note to the consolidated financial statements for information regarding changes in the presentation of our segment disclosure.

	Six months ended Jun 30, 2014
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	7,608	4,843	2,062	2,201	30	(492)	16,253

Provision for credit losses	60	285	71	(7)	86	1	496

Total noninterest expenses	5,150	3,634	1,396	1,836	1,056	87	13,159
Thereof:
Policyholder benefits and claims	0	0	0	132	0	0	132
Impairment of intangible assets	0	0	0	0	0	0	0
Restructuring activities	81	6	9	14	3	0	113

Noncontrolling interests	22	0	0	(1)	0	(21)	0

Income (loss) before income taxes	2,376	923	595	374	(1,112)	(559)	2,597

Cost/income ratio	68%	75%	68%	83%	N/M	N/M	81%

Assets [1]	1,158,803	262,326	111,054	75,473	48,457	9,297	1,665,410

Risk-weighted assets (CRR/CRD 4 – fully-loaded)	186,352	79,654	41,427	15,411	56,663	19,166	398,674

Average active equity	22,715	14,245	5,525	6,221	7,414	0	56,120

Pre-tax return on average active equity	21%	13%	22%	12%	(30) %	N/M	9%

Post-tax return on average active equity[2]	14%	9%	14%	8%	(20) %	N/M	5%

N/M – Not meaningful

1	Starting December 31, 2012, segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
2

The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 48 % for the six months ended June 30, 2014. For the post-tax return on average active equity of the segments, our effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 34 % for the six months ended June 30, 2014.

Deutsche Bank	Management Report	8
Interim Report as of June 30, 2014	Operating and Financial Review
	Corporate Divisions

	Six months ended Jun 30, 2013
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	8,126	4,833	2,070	2,285	719	(427)	17,606

Provision for credit losses	77	305	172	13	261	0	828

Total noninterest expenses	5,372	3,538	1,256	1,972	1,390	44	13,572
Thereof:
Policyholder benefits and claims	0	0	0	185	0	0	185
Impairment of intangible assets	0	0	0	0	0	0	0
Restructuring activities	81	2	14	143	17	0	257

Noncontrolling interests	11	0	0	0	(1)	(10)	0

Income (loss) before income taxes	2,666	990	642	300	(931)	(460)	3,206

Cost/income ratio	66%	73%	61%	86%	193%	N/M	77%

Assets [1]	1,367,693	268,624	97,155	79,729	85,861	10,817	1,909,879

Risk-weighted assets (Basel 2.5)	111,589	71,320	37,151	11,153	71,309	11,783	314,304

Average active equity	19,659	13,672	4,809	5,590	11,393	0	55,122

Pre-tax return on average active equity	27%	14%	27%	11%	(16) %	N/M	12%

Post-tax return on average active equity[2]	18%	10%	18%	7%	(11) %	N/M	7%

N/M – Not meaningful

1	Starting December 31, 2012, segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
2

The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 38 % for the six months ended June 30, 2013. For the post-tax return on average active equity of the segments, our effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 34 % for the six months ended June 30, 2013.

Corporate Divisions

Corporate Banking & Securities Corporate Division (CB&S)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2014	Jun 30, 2013	Absolute Change	Change in %	Jun 30, 2014	Jun 30, 2013	Absolute Change	Change in %
Net revenues:

Sales & Trading (debt and other products)	1,826	1,823	3	0	4,259	4,540	(282)	(6)

Sales & Trading (equity)	698	787	(88)	(11)	1,471	1,553	(82)	(5)

Origination (debt)	416	417	0	0	774	870	(96)	(11)

Origination (equity)	265	204	61	30	425	356	69	19

Advisory	130	116	15	13	237	185	52	28

Loan products	255	296	(42)	(14)	509	546	(37)	(7)

Other products	(58)	(64)	6	(9)	(67)	75	(142)	N/M

Total net revenues	3,532	3,579	(46)	(1)	7,608	8,126	(518)	(6)

Provision for credit losses	44	26	18	70	60	77	(17)	(22)

Total noninterest expenses	2,603	2,794	(191)	(7)	5,150	5,372	(221)	(4)
Thereof:
Restructuring activities	37	40	(3)	(8)	81	81	0	(1)
Impairment of intangible assets	0	0	0	N/M	0	0	0	N/M

Noncontrolling interests	1	1	(1)	(55)	22	11	11	100

Income before income taxes	885	758	127	17	2,376	2,666	(290)	(11)

Post-tax return on average active equity (adjusted) [1]	15%	17%			17%	22%

N/M – Not meaningful

1

Based on Net Income (loss) after income taxes attributable to Deutsche Bank shareholders, as adjusted for litigation, CtA, impairment of goodwill and intangible assets, other severances and CVA / DVA / FVA. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this report.

Deutsche Bank	Management Report	9
Interim Report as of June 30, 2014	Operating and Financial Review
	Corporate Divisions

2014 to 2013 Three Months Comparison

CB&S reported solid revenues in the current quarter despite continued low volatility, client activity and a challenging market environment.

The second quarter 2014 net revenues were € 3.5 billion, a decrease of € 46 million or 1 % from the € 3.6 billion in the second quarter 2013. Net revenues included valuation adjustments relating to CVA, DVA and FVA totalling a loss of € 114 million (second quarter 2013: a loss of € 88 million).

Sales & Trading (debt and other products) net revenues were € 1.8 billion in the second quarter 2014, in line with the second quarter 2013. Revenues in Foreign Exchange were significantly lower than the prior year quarter due to lower volatility and reduced client activity. Revenues in Rates were lower than the prior year quarter driven by lower client activity. Revenues in RMBS and Flow Credit were significantly higher than the prior year quarter due to a challenging market environment in the prior year quarter. Revenues in Distressed Products were higher than the prior year quarter notably in the Europe region. Revenues in Credit Solutions were higher than the prior year quarter primarily driven by stronger market conditions. Revenues in Global Liquidity Management and Emerging Markets were both in line with the prior year quarter. Sales & Trading (debt and other products) net revenues included a mark-to-market loss of € 43 million (second quarter 2013: a loss of € 31 million) related to mitigating hedges for CRR/CRD 4 risk-weighted assets (RWA) arising on CVA.

Sales & Trading (equity) generated net revenues of € 698 million in the second quarter 2014, a decrease of € 88 million, or 11%, compared to the second quarter 2013. Equity Trading revenues were lower than the prior year quarter driven by weaker market volumes. Equity Derivatives revenues were lower than the prior year quarter due to challenging market conditions. Prime Finance revenues were in line with the prior year quarter.

Origination and Advisory generated net revenues of € 811 million in the second quarter 2014, an increase of € 75 million, or 10%, compared to the second quarter 2013. Revenues in Equity Origination were significantly higher than the prior year quarter driven by strong deal flow notably in the Europe region. Revenues in Advisory were higher than the prior year quarter reflecting increased market share. Debt Origination revenues were in line with the prior year quarter.

Loan products net revenues were € 255 million in the second quarter 2014, a decrease of € 42 million, or 14%, compared to the second quarter 2013 reflecting lower revenues from lending related activity.

Net revenues from Other products were a loss of € 58 million in the second quarter 2014, in line with the second quarter 2013. Net revenues from other products included a loss of € 64 million (second quarter 2013: a loss of € 58 million) related to the impact of a DVA on certain derivative liabilities.

In provision for credit losses, CB&S recorded a net charge of € 44 million in the second quarter 2014, compared to a net charge of € 26 million in the second quarter 2013, due to increased provision taken in the Shipping portfolio.

Noninterest expenses decreased by € 191 million, or 7 % compared to the second quarter of 2013. The decrease is mainly due to lower performance based compensation and litigation charges, partly offset by the ongoing implementation of the Operational Excellence (OpEx) program and regulatory driven costs.

Second quarter 2014 income before income taxes was € 885 million, up € 127 million compared to the prior year quarter, mainly driven by a decrease in noninterest expenses. Adjusted post-tax return on average active equity of 15 % was lower versus 17 % in the prior year quarter, mainly due to higher average active equity in 2014 which offset an increase in adjusted income before income taxes.

Deutsche Bank	Management Report	10
Interim Report as of June 30, 2014	Operating and Financial Review
	Corporate Divisions

2014 to 2013 Six Months Comparison

CB&S reported solid revenues in the first half 2014 despite low volatility, client activity and a challenging market environment

The first half 2014 net revenues were € 7.6 billion, a decrease of € 518 million or 6 % from the € 8.1 billion in the first half 2013. Net revenues included valuation adjustments relating to CVA, DVA and FVA totalling a loss of € 106 million (first half 2013: a gain of € 49 million).

Sales & Trading (debt and other products) net revenues were € 4.3 billion in the first six months of 2014, a decrease of € 282 million from the first six months of 2013. Revenues in Foreign Exchange were significantly lower than the first six months of 2013 due to lower volatility and reduced client activity reflecting a challenging trading environment. Revenues in Global Liquidity Management were lower than the first six months of 2013 driven by a smaller portfolio and a one-off gain in the first six months of 2013. Revenues in Distressed Products were significantly higher than the first six months of 2013 notably in the Europe region. Revenues in RMBS were significantly higher than the first six months of 2013, as a challenging market environment in the first six months of the prior year was not repeated. Revenues were in line with the first six months of 2013 in Rates, Flow Credit, Credit Solutions and Emerging Markets. Sales & Trading (debt and other products) net revenues included a mark-to-market loss of € 15 million (first six months of 2013: a loss of € 16 million) related to mitigating hedges for CRR/ CRD 4 risk-weighted assets (RWA) arising on CVA and an FVA gain of € 17 million (first six months of 2013: nil).

Sales & Trading (equity) generated net revenues of € 1.5 billion in the first six months of 2014, a decrease of € 82 million from the first six months of 2013. Equity Trading revenues were lower than the first six months of 2013 driven by weaker market volumes. Equity Derivatives revenues were lower than the first six months of 2013 due to challenging market conditions. Prime Finance revenues were in line with the first six months of 2013.

Origination and Advisory generated net revenues of € 1.4 billion in the first six months of 2014, in line with the first six months of 2013. Revenues in Equity Origination were higher than the first six months of 2013 driven by strong deal flow notably in Europe region. Revenues in Advisory were higher than the first six months of 2013 reflecting increased market share. Debt Origination revenues were lower than first six months of 2013 driven by reduced issuance levels.

Loan products net revenues were € 509 million in the first six months of 2014, in line with the first six months of 2013 reflecting stable revenues from lending related activity.

Net revenues from Other products were € 67 million loss in the first six months of 2014, a decrease of € 142 million from the first six months of 2013. Net revenues from Other products included a loss of € 108 million (first six months of 2013: a gain of € 65 million) related to the impact of a DVA on certain derivative liabilities.

In provision for credit losses, CB&S recorded a net charge of € 60 million in the first six months of 2014, compared to a net charge of € 77 million in the first six months of 2013, due to decreased provisions taken in the Leveraged Finance portfolios.

Noninterest expenses decreased by € 221 million, or 4 % compared to the first six months of 2013. The decrease is mainly due to lower performance based compensation and litigation charges, partly offset by the ongoing implementation of the OpEx program and regulatory driven costs.

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Interim Report as of June 30, 2014	Operating and Financial Review
	Corporate Divisions

Income before income taxes was € 2.4 billion in the first half 2014, which was down € 290 million compared to first half 2013 result, as lower revenues were partially offset by a decrease in noninterest expenses. Adjusted post- tax return on average active equity was 17 % which is lower compared to 22 % in the same period in 2013, due to higher average active equity and a decrease in adjusted income before income taxes in the second quarter 2014.

Private & Business Clients Corporate Division (PBC)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2014	Jun 30, 2013	Absolute Change	Change in %	Jun 30, 2014	Jun 30, 2013	Absolute Change	Change in %
Net revenues:

Global credit products	873	838	35	4	1,737	1,694	43	3

Deposits	748	757	(8)	(1)	1,506	1,520	(14)	(1)

Payments, cards & account products	247	252	(5)	(2)	494	507	(13)	(3)

Investment & insurance products	308	305	3	1	656	623	33	5

Postal and supplementary Postbank Services	104	108	(5)	(4)	208	216	(8)	(4)

Other products	88	188	(100)	(53)	241	273	(31)	(11)

Total net revenues	2,367	2,448	(81)	(3)	4,843	4,833	10	0

Provision for credit losses	145	194	(49)	(25)	285	305	(20)	(6)

Total noninterest expenses	1,819	1,747	72	4	3,634	3,538	96	3
Thereof: Impairment of intangible assets	0	0	0	N/M	0	0	0	N/M

Noncontrolling interests	0	0	0	N/M	0	0	0	N/M

Income before income taxes	403	507	(104)	(21)	923	990	(67)	(7)

Breakdown of PBC by business

Private & Commercial Banking:

Net revenues	925	924	1	0	1,955	1,856	99	5

Provision for credit losses	19	36	(18)	(49)	39	40	(1)	(3)

Noninterest expenses	812	761	50	7	1,618	1,572	46	3

Income before income taxes	95	126	(32)	(25)	298	244	54	22

Advisory Banking International:

Net revenues	538	528	11	2	1,070	1,035	35	3

Provision for credit losses	63	61	1	2	129	117	13	11

Noninterest expenses	312	262	49	19	648	553	95	17

Income before income taxes	164	204	(40)	(20)	292	365	(73)	(20)

Postbank: [1]

Net revenues	904	997	(93)	(9)	1,818	1,942	(124)	(6)

Provision for credit losses	64	96	(32)	(34)	117	148	(31)	(21)

Noninterest expenses	696	723	(28)	(4)	1,368	1,413	(45)	(3)

Noncontrolling interests	0	0	0	N/M	0	0	0	N/M

Income before income taxes	145	177	(33)	(18)	333	381	(48)	(13)

N/M – Not meaningful

1	Contains the major core business activities of Postbank AG as well as BHW and norisbank.

2014 to 2013 Three Months Comparison

PBC performance continues to be affected by the low interest rate environment. In addition several specific items have impacted the results of the second quarters of both 2014 and 2013. In the current period, charges for loan processing fees triggered by a change in German legal practice in May 2014 had a negative impact. In the second quarter last year, several specific items had a material positive effect on income before income taxes. These included a partial release of a provision related to the Hua Xia Bank credit card cooperation as well as a partial release of loan loss allowances and certain positive one-off effects related to Postbank. Apart from this PBC’s result remained fairly stable compared to the prior year period.

Second quarter 2014 net revenues in PBC decreased by € 81 million, or 3%, to € 2.4 billion, compared to the prior year quarter. The decrease in Other product revenues of € 100 million, or 53%, was primarily driven by the aforementioned Postbank-related specific one-off items in the second quarter last year. Higher credit revenues of € 35 million, or 4%, compared to the second quarter 2013 showed good growth momentum, reflecting

Deutsche Bank	Management Report	12
Interim Report as of June 30, 2014	Operating and Financial Review
	Corporate Divisions

an increase in loan volumes and improved loan margins. Revenues from investments & insurance products increased slightly by € 3 million, or 1%, reflecting a continuous increase on a year on year basis. Revenues from Deposit products declined slightly by € 8 million, or 1%, compared to last year’s second quarter showing the success of PBC’s actions taken to mitigate the continued very challenging interest rate environment in Europe. Net revenues from Postal and supplementary Postbank Services declined by € 5 million, or 4%, compared to the second quarter 2013, reflecting usual revenue fluctuations. The slight decrease in net revenues from Payments, cards & accounts by € 5 million, or 2%, compared to the second quarter 2013 was caused by changes in regulatory requirements regarding payment fees.

Provision for credit losses decreased significantly by € 49 million, or 25%, compared to the second quarter 2013 benefitting from the quality of PBC’s loan book in a benign economic environment in Germany. In the prior year, an additional credit of € 46 million was recorded in other interest income representing a partial release of loan loss allowances in Postbank as well as increases in the credit quality of Postbank loans recorded at fair value on initial consolidation by the Group.

Noninterest expenses increased by € 72 million, or 4%, to € 1.8 billion, compared to the second quarter 2013. The cost increase is primarily driven by the aforementioned change in German legal practice in 2014 as well as by the above mentioned release of a provision related to the Hua Xia Bank credit card cooperation in second quarter last year. Excluding these specific items noninterest expenses showed a stable trend between current and prior year quarters. Incremental savings from efficiency measures and lower cost-to-achieve, both parts of our OpEx program, were offset by higher infrastructure expenses primarily reflecting increased regulatory requirements.

Income before income taxes decreased by € 104 million, or 21%, compared to the second quarter 2013, mainly driven by specific items as mentioned above.

Invested assets increased by € 2 billion compared to March 31, 2014, mainly due to market appreciation and inflows primarily in securities.

2014 to 2013 Six Months Comparison

PBC performance continues to be affected by the low interest rate environment. In addition, several specific items impacted the results of the first half years of both 2014 and 2013. The first quarter of 2014 was impacted by a subsequent gain in Private & Commercial Banking related to a business sale closed in a prior period. The second quarter of 2014 included charges for loan processing fees triggered by a change in German legal practice in May 2014. The first half of last year benefitted from a partial release of a provision related to the Hua Xia Bank credit card cooperation and a partial release of loan loss allowances in Postbank.

Net revenues in PBC increased by € 10 million, versus the first six months of 2013. Growth in revenues from Credit products of € 43 million, or 3%, compared to the first half of 2013 was driven by increase in loan volumes and improved loan margins. Higher revenues from Investment & insurance products of € 33 million, or 5%, compared to the first six months of prior year reflected an improved contribution of all business units showing good progress versus the first half of 2013. Net revenues from Other products decreased by € 31 million, or 11%, compared to the first six months of 2013. The first half of 2014 included the above mentioned gain from a business sale closed in a prior period. This was more than offset, however, by decreased revenues related to Postbank nonoperating activities as well as a change in the accounting treatment of certain product-related expenses. Additionally, the first half of 2013 was positively impacted by a partial release of loan loss allowances in Postbank (reflected in Other product revenues as allowances were created prior to consolidation). Net revenues from Deposits decreased by € 14 million, or 1%, compared to the first half of 2013, as a result of de-leveraging mainly in Postbank. Net revenues from Payments, cards & accounts decreased slightly by € 13 million, or 3%, compared to the prior year period mainly caused by changes in regulatory requirements regarding payment fees. Net revenues from Postal and supplementary Postbank Services declined by € 8 million, or 4%, compared to the first six months of 2013, reflecting usual revenue fluctuations.

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Interim Report as of June 30, 2014	Operating and Financial Review
	Corporate Divisions

Provision for credit losses decreased by € 20 million, or 6%, versus the first half of 2013, benefitting from a favorable environment in Germany. In the prior year, an additional credit of € 60 million was recorded in other interest income representing a partial release of loan loss allowances in Postbank as well as increases in the credit quality of Postbank loans recorded at fair value on initial consolidation by the Group.

Noninterest expenses increased by € 96 million, or 3%, compared to the first six months of 2013. The prior year period benefited from a release of a provision related to the Hua Xia Bank credit card cooperation whereas the current period had a negative impact related to the aforementioned change in German legal practice. Lower CtA were compensated by higher infrastructure expenses primarily due to increased regulatory requirements.

Income before income taxes decreased by € 67 million, or 7%, compared to the first half of 2013, mainly driven by specific items as mentioned above.

Invested assets increased by € 4 billion versus December 31, 2013, due to € 2 billion net inflows, mainly in securities and additional market appreciation.

Global Transaction Banking Corporate Division (GTB)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2014	Jun 30, 2013	Absolute Change	Change in %	Jun 30, 2014	Jun 30, 2013	Absolute Change	Change in %
Net revenues:

Transaction services	1,035	1,036	(1)	0	2,062	2,070	(8)	0
Total net revenues	1,035	1,036	(1)	0	2,062	2,070	(8)	0

Provision for credit losses	47	79	(32)	(41)	71	172	(101)	(59)

Total noninterest expenses	759	633	126	20	1,396	1,256	140	11
Thereof:
Restructuring activities	6	12	(5)	(46)	9	14	(5)	(36)
Impairment of intangible assets	0	0	0	N/M	0	0	0	N/M

Noncontrolling interests	0	0	0	N/M	0	0	0	N/M

Income before income taxes	228	324	(95)	(29)	595	642	(46)	(7)

N/M – Not meaningful

2014 to 2013 Three Months Comparison

In the second quarter 2014, the challenging conditions in some GTB markets persisted with ongoing low interest rates, a highly competitive environment as well as difficult geopolitical circumstances. Income before income taxes was significantly impacted by a litigation-related charge.

In this environment, GTB’s net revenues showed a high resiliency and were stable compared to the prior year quarter. The second quarter 2013 included a gain from the sale of Deutsche Card Services. In Trade Finance as well as Trust & Securities Services, revenues increased due to strong volume growth. Revenues in Cash Management developed solidly in the aforementioned low interest rate environment.

Provision for credit losses was € 47 million in the second quarter 2014, compared to € 79 million in the second quarter 2013. The decrease is attributable to the non-recurrence of a single client credit event in Trade Finance that occurred in 2013.

Noninterest expenses increased by € 126 million, or 20%, compared to the prior year quarter. This was primarily due to a litigation-related charge. Furthermore, investments in platforms to enable business growth and higher expenses to comply with regulatory requirements contributed to the increase. The second quarter 2014 included cost-to-achieve related to the OpEx program of € 32 million versus € 23 million in the second quarter 2013.

Income before income taxes decreased by € 95 million, or 29%, compared to the second quarter 2013 due to a litigation-related charge.

Deutsche Bank	Management Report	14
Interim Report as of June 30, 2014	Operating and Financial Review
	Corporate Divisions

2014 to 2013 Six Months Comparison

As mentioned above, the market environment remained challenging in the first six months 2014 with low interest rates, a competitive environment and difficult geopolitical conditions in some GTB markets. The first six months 2014 included a litigation-related charge.

Compared to the prior year period, net revenues decreased only marginally by € 8 million. The first six months 2014 included a gain on the sale of registrar services GmbH, while in the prior year period a gain from the sale of Deutsche Card Services was recorded. Revenues in Trade Finance benefitted from growing volumes. In Trust & Securities Services, revenues showed a solid development supported by strong volumes. Cash Management increasingly came under pressure, suffering from ongoing low interest rates.

Provision for credit losses was € 71 million in the first six months 2014, compared to € 172 million in the first six months 2013. The decrease is primarily attributable to the non-recurrence of a single client credit event in Trade Finance that occurred in 2013.

Noninterest expenses increased by € 140 million, or 11%, compared to the prior year period. As mentioned above, the increase reflects a litigation related charge, investments in platforms to enable business growth as well as increased expenses to comply with regulatory requirements. Cost-to-achieve related to the OpEx program increased by € 21 million versus 2013.

Income before income taxes decreased by € 46 million, or 7%, compared to the first six months 2013 due to a litigation-related charge more than offsetting lower provision for credit losses.

Deutsche Asset & Wealth Management Corporate Division (DeAWM)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2014	Jun 30, 2013	Absolute Change	Change in %	Jun 30, 2014	Jun 30, 2013	Absolute Change	Change in %
Net revenues:

Management Fees and other recurring revenues	642	596	46	8	1,255	1,192	63	5

Performance and trans. fees and other non recurring revenues	159	210	(51)	(24)	343	417	(74)	(18)

Net Interest Income	155	125	30	24	308	263	45	17

Other product revenues	98	123	(25)	(20)	165	217	(52)	(24)

Mark-to-market movements on policyholder positions in Abbey Life	80	(13)	93	N/M	130	196	(66)	(34)

Total net revenues	1,134	1,041	93	9	2,201	2,285	(84)	(4)

Provision for credit losses	(6)	0	(7)	N/M	(7)	13	(20)	N/M

Total noninterest expenses	936	961	(25)	(3)	1,836	1,972	(137)	(7)
Thereof:
Policyholder benefits and claims	80	(7)	87	N/M	132	185	(53)	(29)
Restructuring activities	10	136	(126)	(93)	14	143	(129)	(90)
Impairment of intangible assets	0	0	0	N/M	0	0	0	N/M

Noncontrolling interests	0	(1)	0	(55)	(1)	0	(1)	N/M

Income before income taxes	204	80	124	154	374	300	74	25

N/M – Not meaningful

2014 to 2013 Three Months Comparison

In the second quarter of 2014 DeAWM continued to benefit from higher equity markets as seen by increased management fees and other recurring revenues, driven by higher assets under management in comparison to the second quarter of 2013. DeAWM saw progression in the growth of its credit loan portfolio, with revenues and margins increasing while credit losses remain comparatively low. A fall in performance fees and reduced market volatility during the quarter have made conditions more challenging, with reduced client activity impacting trading revenues. Additionally, the prolonged low interest rate environment continued to challenge deposit revenue margins. DeAWM’s initiative to improve its operating and technology platform continued to deliver cost efficiencies.

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Interim Report as of June 30, 2014	Operating and Financial Review
	Corporate Divisions

In DeAWM, net revenues were € 1.1 billion in the second quarter 2014, an increase of € 93 million, or 9%, compared to the second quarter 2013 mainly comprising of mark-to-market movements on policy holder positions in Abbey Life, largely offset by higher policyholder benefits and claims within non interest expenses.

Management Fees and other recurring revenues increased by € 46 million, or 8%, due to an increase in the average assets under management for the quarter following positive flow and market effects. Performance and transaction fees and other non-recurring revenues were down € 51 million, or 24 % driven by lower performance fees in alternatives and active asset management, and lower transaction revenues from capital markets and foreign exchange products for private clients. Net interest income increased by € 30 million, or 24%, due to increased lending volume and improved lending margins in the second quarter of 2014. Other product revenues decreased compared to the second quarter 2013 by € 25 million, or 20 % mainly due to reduced net gains on fair value changes. Mark-to-market movements on policyholder positions in Abbey Life increased by € 93 million, versus second quarter 2013.

Provision for credit losses decreased by € 7 million compared to the second quarter 2013 mainly resulting from lower specific client lending provisions and recovery of prior losses in the second quarter 2014.

Noninterest expenses of € 936 million in the second quarter 2014 decreased by € 25 million, or 3%, compared to the second quarter 2013 driven by lower costs-to-achieve related to OpEx offset by higher policyholder benefits and claims and litigation.

Income before income taxes was € 204 million in the second quarter 2014, an increase of € 124 million, or 154%, compared to the second quarter 2013. This reflects decreased cost-to-achieve related to OpEx and reduced costs following continued progress on integration.

In the second quarter 2014, invested assets were € 955 billion as of June 30¸ 2014, an increase of € 21 billion versus March 31, 2014, mainly driven by market appreciation of € 16 billion and inflows of € 11 billion. Net inflows of € 11 billion were recorded across all products, with strong flows in both retail and institutional business.

2014 to 2013 Six Months Comparison

In the first six months of 2014 DeAWM continued to benefit from higher equity markets whilst seeing progression in the growth of its credit loan portfolio. This has been offset by lower performance fees and reduced client activity which have impacted trading revenue. Costs excluding restructuring activities and insurance policyholder claims in Abbey Life have been positively impacted by ongoing OpEx measures.

In DeAWM net revenues in the first six months of 2014 decreased by € 84 million, or 4%, compared to the first six months of 2013. Management Fees and other recurring revenues increased by € 63 million, or 5%, due to an increase of the average assets under management driven by positive flow and market effect. Performance and transaction fees and other non-recurring revenues were down € 74 million, or 18 % driven by lower performance fees in alternatives and lower transaction revenues from capital markets and foreign exchange products for private clients. Net interest income increased by € 45 million, or 17%, due to increased lending volume and improved lending margins. Other product revenues decreased compared to the first six months of 2013 by € 52 million, or 24 % mainly due to reduced net gains on fair value changes. Mark-to-market movements on policyholder positions in Abbey Life decreased by € 66 million, or 34 % versus first six months of 2013.

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Interim Report as of June 30, 2014	Operating and Financial Review
	Corporate Divisions

Provision for credit losses decreased by € 20 million compared to the first six months of 2013 mainly resulting from lower specific client lending provisions and recovery of prior losses in the second quarter 2014.

Noninterest expenses of € 1.8 billion in the six months of 2014 decreased by € 137 million, or 7%, compared to the first six months 2013 driven by lower policyholder benefits and lower costs-to-achieve related to OpEx.

Income before income taxes was € 374 million in the first six months of 2014, an increase of € 74 million, or 25%, compared to the first six months of 2013, mainly due to lower interest expenses.

Non-Core Operations Unit Corporate Division (NCOU)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2014	Jun 30, 2013	Absolute Change	Change in %	Jun 30, 2014	Jun 30, 2013	Absolute Change	Change in %
Net revenues	(44)	279	(322)	N/M	30	719	(689)	(96)

Provision for credit losses	19	174	(155)	(89)	86	261	(175)	(67)

Total noninterest expenses	517	777	(260)	(33)	1,056	1,390	(334)	(24)
Thereof:
Restructuring activities	1	4	(3)	(84)	3	17	(14)	(83)
Impairment of intangible assets	0	0	0	N/M	0	0	0	N/M

Noncontrolling interests	0	0	1	N/M	0	(1)	1	(86)

Income (loss) before income taxes	(580)	(672)	92	(14)	(1,112)	(931)	(181)	19

N/M – Not meaningful

During 2014, NCOU has continued to execute its de-risking strategy with specific focus on the sale of operating assets, such as BHF-BANK and The Cosmopolitan of Las Vegas as well as risk reductions across the legacy IAS 39, Credit Correlation portfolios and Commodities’ exposures. Asset de-risking in 2014 has delivered net gains of € 159 million.

2014 to 2013 Three Months Comparison

Net revenues for the NCOU in the reporting period decreased by € 322 million, or 115%, to negative € 44 million. In early June 2014, the decision was taken to replace current external debt financing of Maher Terminals, with financing from within the Group to take effect at maturity at the beginning of July 2014. In line with the hedge accounting rules of IAS 39, this decision triggered the transfer of € 314 million of accumulated mark-to-market loss on a swap transaction relating to that debt financing from other comprehensive income to the profit and loss statement during the second quarter. The decrease also includes lower portfolio revenues reflecting the significant reduction in assets year-on-year, which was offset by one time recoveries related to settlement payments and lower RMBS repurchase reserves being taken in the quarter. The impact from FVA was a charge of approximately € 11 million in the period while NCOU’s de-risking activity generated revenue gains of € 46 million in the second quarter of 2014.

Provision for credit losses in second quarter 2014 was € 155 million lower versus the same quarter 2013 due to specific gains from asset sales as well as lower provisions for IAS 39 reclassified assets.

Noninterest expenses decreased by € 260 million, or 33%, compared to second quarter 2013. The decrease versus the previous year was driven by lower litigation-related expenses as well as lower direct costs including expenses related to our investments in operating assets following the sale of BHF-BANK.

The loss before income taxes decreased by € 92 million, versus the same quarter in 2013, primarily driven by the aforementioned movements and impacts.

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Interim Report as of June 30, 2014	Operating and Financial Review
	Corporate Divisions

2014 to 2013 Six Months Comparison

Net revenues in the NCOU were € 689 million, or 96%, lower in the first half 2014 compared to the first half of 2013 primarily due to lower portfolio revenues reflecting the significant reduction in assets year-on-year. In early June 2014, the decision was taken to replace current external debt financing of Maher Terminals, with financing from within the Group. In line with the hedge accounting rules of IAS 39, this decision triggered the transfer of € 314 million of accumulated mark-to-market loss on a swap transaction relating to that debt financing from other comprehensive income to the profit and loss statement during the second quarter. The impact from FVA was a net release of approximately € 21 million in the period versus no impact in the first six months of 2013.

Provision for credit losses for the first six months of 2014 was down € 175 million, or 67 % compared to the first six months of 2013, predominantly driven by lower credit losses for IAS 39 reclassified assets and a specific gain from asset sales realised in the second quarter.

Noninterest expenses for the first six months of 2014 were € 1.1 billion, a decrease of € 334 million or 24 % when compared to the same period in 2013, mainly driven by lower litigation-related expenses as well as the positive cost impacts from execution of our de-risking strategy, such as lower expenses related to our investments in operating assets following the sale of BHF-BANK. This was partly offset by an impairment of € 57 million taken in the current year.

The loss before income taxes increased by € 181 million versus the first half of the prior year, with each period having been impacted by a number of different factors as described above.

Consolidation & Adjustments (C&A)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2014	Jun 30, 2013	Absolute Change	Change in %	Jun 30, 2014	Jun 30, 2013	Absolute Change	Change in %
Net revenues	(164)	(168)	3	(2)	(492)	(427)	(65)	15

Provision for credit losses	0	0	0	N/M	1	0	1	N/M

Noninterest expenses	59	38	21	56	87	44	44	100

Noncontrolling interests	(1)	(1)	0	21	(21)	(10)	(11)	104

Income (loss) before income taxes	(223)	(205)	(18)	9	(559)	(460)	(98)	21

N/M – Not meaningful

2014 to 2013 Three Months Comparison

Loss before income taxes in C&A was € 223 million in the second quarter 2014, compared to a loss of € 205 million in the prior year quarter. This development was predominantly attributable to negative € 26 million of FVA in the second quarter 2014 on internal uncollateralized derivatives between Treasury and CB&S. In addition, higher costs related to regulatory requirements also contributed to the higher loss before income taxes. Valuation & timing differences remained virtually unchanged compared to the second quarter 2013.

2014 to 2013 Six Months Comparison

Loss before income taxes in C&A was € 559 million in the first half 2014, compared to a loss of € 460 million in the prior year first half. This development was predominantly attributable to negative € 120 million of FVA in the first half 2014 on internal uncollateralized derivatives between Treasury and CB&S. Additionally, valuation & timing differences were negative € 146 million in the first half 2014 compared to negative € 168 million for the first half 2013, due to effects related to shifts of the euro and U.S. dollar interest rate curves and widened credit spreads.

Deutsche Bank	Management Report	18
Interim Report as of June 30, 2014	Operating and Financial Review
	Financial Position

Financial Position

in € m. (unless stated otherwise)	Jun 30, 2014	Dec 31, 2013	Absolute Change	Change in %
Cash and due from banks	21,096	17,155	3,942	23

Interest-earning deposits with banks	84,076	77,984	6,092	8

Central bank funds sold, securities purchased under resale agreements and securities borrowed	53,974	48,232	5,742	12

Trading assets	210,991	210,070	921	0

Positive market values from derivative financial instruments	484,769	504,590	(19,821)	(4)

Financial assets designated at fair value through profit or loss	176,139	184,597	(8,457)	(5)
Thereof:
Securities purchased under resale agreements	108,945	116,764	(7,819)	(7)
Securities borrowed	32,932	32,485	447	1

Loans	387,901	376,582	11,319	3

Brokerage and securities related receivables	138,815	83,185	55,630	67

Remaining assets	107,648	109,006	(1,358)	(1)

Total assets	1,665,410	1,611,400	54,010	3

Deposits	537,309	527,750	9,559	2

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	17,383	15,686	1,697	11

Trading liabilities	51,989	55,804	(3,815)	(7)

Negative market values from derivative financial instruments	471,922	483,428	(11,507)	(2)

Financial liabilities designated at fair value through profit or loss	97,561	90,104	7,456	8
Thereof:
Securities sold under repurchase agreements	79,971	73,642	6,329	9
Securities loaned	1,897	1,249	647	52

Other short-term borrowings	56,623	59,767	(3,144)	(5)

Long-term debt	140,536	133,082	7,453	6

Brokerage and securities related payables	161,365	118,992	42,373	36

Remaining liabilities	62,323	71,821	(9,497)	(13)

Total liabilities	1,597,009	1,556,434	40,575	3

Total equity	68,401	54,966	13,434	24

Movements in Assets

The overall increase of € 54 billion (or 3%) as of June 30, 2014, compared to December 31, 2013, was primarily driven by a € 56 billion growth in brokerage and securities related receivables, following the seasonality pattern we typically observe of lower year-end levels versus higher volumes over the course of the year.

Loans increased by € 11 billion, with exposure increases in CB&S and GTB partly being offset by managed reductions in our NCOU.

Cash and due from banks as well as interest-earning deposits with banks increased in the same period by € 4 billion and € 6 billion, respectively. This was primarily driven by deposit growth and proceeds from our recent equity issuances.

These increases were partially offset by a € 20 billion reduction in positive market values from derivative financial instruments during the same period, primarily related to foreign exchange and equity products.

Foreign exchange rate movements (included in the figures above), in particular the strengthening of the Pound Sterling, the US dollar, the Japanese yen and the Australian dollar versus the euro, contributed € 12 billion to the increase of our balance sheet in the first six months of 2014.

Deutsche Bank	Management Report	19
Interim Report as of June 30, 2014	Operating and Financial Review
	Financial Position

Movements in Liabilities

As of June 30, 2014, total liabilities increased by € 41 billion (or 3%) compared to year-end 2013.

Brokerage and securities related payables were up € 42 billion compared to December 31, 2013, while negative market values from derivative financial instruments declined by € 12 billion, primarily due to the same reasons driving the movements in brokerage and securities related receivables and positive market values from derivative financial instruments as outlined above.

Deposits were up by € 10 billion, driven by increases in our funding through transaction banking and, to a lesser extent, unsecured wholesale.

Central bank funds purchased, securities sold under repurchase agreements and securities loaned, under both accrual and fair value accounting, have increased by € 9 billion in total, primarily stemming from increased client activity and term secured financing of CB&S inventory.

Long-term debt increased by € 7 billion, primarily from higher funding activities which exceeded the amount of debt that matured in the first half of the year.

Liquidity

Liquidity reserves amounted to € 199 billion as of June 30, 2014 (compared with € 196 billion as of December 31, 2013), which generated a positive liquidity stress result as of June 30, 2014 (under the combined scenario).

Equity

Total equity as of June 30, 2014 increased by € 13.4 billion compared to December 31, 2013. The main factors contributing to this development were a capital increase of € 8.5 billion from the issuance of 359.8 million new common shares in June 2014 and the issuance of new additional equity components (Additional Tier 1 securities, treated as equity according to IFRS) of € 3.5 billion on May 20, 2014. Further contributing to the increase were net income attributable to Deutsche Bank shareholders of € 1.3 billion and unrealized net gains on financial assets available for sale of € 496 million, which mainly resulted from improved market prices of debt securities from European issuers. Partly offsetting were cash dividends paid to Deutsche Bank shareholders of € 765 million.

Regulatory Capital

Starting January 1, 2014, the calculation of our regulatory capital and capital ratios incorporates the capital requirements following the Capital Requirements Regulation and Capital Requirements Directive 4, subject to certain transitional rules. Therefore when referring to the results according to the transitional rules we use the term “CRR/CRD 4”. When referring to the results according to the full application of the final envisaged framework we use the term “CRR/CRD 4 fully loaded”. In some cases, CRR/CRD 4 left in place unchanged transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2.5 regarding the risk weighting of certain categories of assets. These include rules permitting the grandfathering of equity investments at a risk-weight of 100 % and allowing the selection of the greater position of long and short positions as the basis for measurement in the Market Risk Standardized Approach rather than the sum of both long and short positions. In these cases, our CRR/CRD 4 methodology assumes that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions.

Tier 1 capital according to CRR/CRD 4 as of June 30, 2014 was € 62.3 billion, € 10.6 billion higher than at the end of 2013, resulting in a CRR/CRD 4 Tier 1 capital ratio of 15.5 % as of June 30, 2014, up from 14.6 % at December 31, 2013. Common Equity Tier 1 capital according to CRR/CRD 4 increased in the first six months of 2014 by € 7.1 billion to € 58.8 billion, resulting in a CRR/CRD 4 Common Equity Tier 1 capital ratio of 14.7 % as of June 30, 2014, compared with 14.6 % at the end of 2013.

Deutsche Bank	Management Report	20
Interim Report as of June 30, 2014	Operating and Financial Review
	Financial Position

The increase in our Tier 1 capital in the first half of 2014 resulted mainly from a capital increase from authorized capital against cash contributions with gross proceeds of € 8.5 billion and the placement of CRR/CRD 4 compliant Additional Tier 1 Notes (the “AT1 Notes”) with an equivalent value of € 3.5 billion, both transactions completed in the second quarter of 2014. Our net income attributable to Deutsche Bank Shareholders of € 1.3 billion in the first half of 2014, decreased by our dividend accrual of € 541 million, also contributed to the increase. These increases were partially offset by the derecognition of a further 10 % of our Legacy Hybrid Tier 1 instruments that are being phased out during the transitional period with a value of € 1.3 billion per year. We saw further negative impacts on our Tier 1 capital and Common Equity Tier 1 capital as a result of capital deductions that are being phased in at a rate of 20 % per year, including a deduction of deferred tax assets of € 528 million and a deduction of defined benefit pension fund assets of € 151 million. These amounts were not deducted at year-end 2013. Common Equity Tier 1 capital and Tier 1 capital were also negatively impacted by an adjustment made to an asset in the NCOU.

Our fully loaded CRR/CRD 4 Tier 1 capital as of June 30, 2014 was € 49.4 billion, € 15.4 billion higher than at year end 2013, resulting in a fully loaded CRR/CRD 4 Tier 1 capital ratio of 12.4 % as of June 30, 2014, up from 9.7 % at December 31, 2013. Our fully loaded CRR/CRD 4 Common Equity Tier 1 capital increased in the first six months of 2014 by € 12.0 billion to € 46.0 billion, resulting in a fully loaded CRR/CRD 4 Common Equity Tier 1 capital ratio of 11.5 % as of June 30, 2014, compared with 9.7 % at the end of 2013.

The main increasing impact on Tier 1 capital came from the two capital issuance transactions in the first half of 2014 with a total volume of € 12.0 billion, therein € 8.5 billion in Common Equity Tier 1 capital. The increasing effects from the authorized capital issuance had in addition a boosting effect on our Common Equity Tier 1 capital related thresholds resulting in a decrease of threshold dependent deductions.

Risk-weighted assets according to CRR/CRD 4 were € 401 billion as of June 30, 2014, € 101 billion (33.6%) higher than at the end of 2013 according to Basel 2.5 rules, largely reflecting the impact of the CRR/CRD 4 framework as well as technical impacts from the aforementioned capital increases. Risk-weighted assets for credit risk increased in the first half 2014 by € 39.5 billion, mainly driven by the implementation of the CRR/CRD 4 framework. Additionally, the new calculation of risk-weighted assets for the CVA according to the CRR/CRD 4 framework added € 21.3 billion to the overall increase. Risk-weighted assets for market risk increased by € 32.7 billion mainly driven by the inclusion of former capital deduction items for higher risk securitization position into the risk-weighted asset calculation according to the CRR/CRD 4 framework. The overall RWA increase of € 7.3 billion for operational risk was mainly driven by our proactive, early recognition of enhancements to our Advanced Measurement Approach (AMA) model which led to additional RWA of € 7.7 billion. The increase was partly offset by loss profile changes (€ 241 million reduction) and acquisitions and disposals due to the integration of DB Investment Services into our AMA model as of the first half of the year 2014 resulting in a RWA reduction of € 109 million.

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

As of June 30, 2014 and December 31, 2013 the carrying value of reclassified assets was € 7.9 billion and € 8.6 billion, respectively, compared with a fair value of € 7.8 billion and € 8.2 billion as of June 30, 2014 and December 31, 2013, respectively. These assets are held in the NCOU.

Please refer to the note “Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”” for additional information on these assets and on the impact of their reclassification.

Deutsche Bank	Management Report	21
Interim Report as of June 30, 2014	Operating and Financial Review
	Related Party Transactions

Exposure to Monoline Insurers

The following is an update on the development of protection purchased from monoline insurers.

Monoline exposure related to U.S. residential mortgages

	Jun 30, 2014				Dec 31, 2013
in € m.	Notional amount	Value prior to CVA [1]	CVA [1]	Fair value after CVA [1]	Notional amount	Value prior to CVA [1]	CVA [1]	Fair value after CVA [1]
AA Monolines: [2]
Other subprime	86	23	(4)	20	94	29	(5)	23
Alt-A	2,148	716	(83)	633	2,256	768	(105)	663

Total AA Monolines [3]	2,235	740	(87)	653	2,350	797	(110)	686

[1]

For monolines with actively traded CDS, the Credit Valuation Adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monolines CVA methodology is reviewed on a quarterly basis by management.

[2]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings.
[3]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

Other Monoline exposure

	Jun 30, 2014				Dec 31, 2013
in € m.	Notional amount	Value prior to CVA [1]	CVA [1]	Fair value after CVA [1]	Notional amount	Value prior to CVA [1]	CVA [1]	Fair value after CVA [1]
AA Monolines: [2]
TPS-CLO	1,286	257	(32)	225	1,512	298	(41)	257
CMBS	923	(2)	0	(2)	1,030	(3)	0	(3)
Student loans	286	0	0	0	285	0	0	0
Other	458	54	(6)	48	511	69	(7)	62

Total AA Monolines	2,952	308	(37)	271	3,338	364	(48)	316

Non Investment-Grade Monolines: [2]
TPS-CLO	323	64	(9)	56	353	67	(8)	58
CMBS	1,339	(2)	0	(2)	1,444	7	0	6
Corporate single name/Corporate CDO	24	4	0	4	0	0	0	0
Student loans	607	55	(4)	51	604	116	(11)	105
Other	718	94	(31)	63	827	90	(31)	60

Total Non Investment-Grade Monolines	3,012	216	(44)	172	3,228	280	(50)	229

Total [3,4]	5,965	524	(81)	443	6,566	644	(98)	545

[1]

For monolines with actively traded CDS, the Credit Valuation Adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monolines CVA methodology is reviewed on a quarterly basis by management.

[2]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings.
[3]

Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 18 million as of June 30, 2014, and € 15 million as of December 31, 2013, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

[4]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

Related Party Transactions

We have business relationships with a number of companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Deutsche Bank	Management Report	22
Interim Report as of June 30, 2014	Operating and Financial Review
	Events after the Reporting Period

Management and Supervisory Board

Effective July 1, 2014, Louise M. Parent was named a member of the Supervisory Board of Deutsche Bank AG. She succeeds Suzanne Labarge, who decided to step down from the Supervisory Board with effect from June 30, 2014. Suzanne Labarge had been on Deutsche Bank’s Supervisory Board since 2008. The appointment of Louise M. Parent is based on a proposal by the Supervisory Board’s Nomination Committee. In line with statutory regulations, she was appointed by the court as Suzanne Labarge’s successor for the period until the next General Meeting. Louise M. Parent was Executive Vice President and General Counsel at American Express from 1993 to 2013. As an attorney, she has more than thirty years of experience in the financial sector and legal field.

Events after the Reporting Period

After the reporting date no material events occurred which had a significant impact on our results of operations, financial position and net assets.

Deutsche Bank	Management Report	23
Interim Report as of June 30, 2014	Outlook
	The Global Economy

Outlook

The following section should be read in conjunction with the Outlook section in the Management Report provided in the Financial Report 2013 that outlined our expectations for 2014 and 2015.

The Global Economy

Driven by a significant upturn in the U.S. economy, we expect global economic growth to accelerate to 3.2 % this year and to reach nearly 4 % next year. In 2015, growth will probably therefore be above the average for the past ten years. The extreme weather conditions in the U.S. in the first quarter 2014 led to a significant decline in economic output, over the course of the rest of the year we expect strong growth rates, resulting in a prospective rise of 1.9 % in real GDP in the U.S. In 2015 growth should accelerate to around 3.5%.

The eurozone is expected to retain its moderate growth, supported by the continuation of expansive monetary policies and somewhat less restrictive fiscal policies, with projected to grow by 1.1 % in 2014. In 2015, we expect a growth rate of 1.5%. Among the large eurozone countries, Germany should see the strongest expansion, driven by growth in the domestic economy of 1.8 % in 2014 and 2.0 % in 2015. The economic recovery in the United Kingdom is likely to continue this year, and the economy should grow by 3.1%. Next year however, growth there will probably slow down to 2.5%, which is about the average for the past ten years. The expansive approach taken in Japan’s fiscal and monetary policies provided a strong boost to its economy. However, the value added tax increase carried out in April, probably had a significant temporary negative impact on consumer spending, with a decline in growth in the second quarter. In 2014, the Japanese economy will grow by an estimated annualized average of 1.2%. For 2015, we expect a slight recovery in economic growth to 1.5%. In industrialized countries, we project overall growth accelerating to 1.7 % in 2014 and continuing to rise to 2.5 % in 2015.

We expect growth in emerging market and developing countries to only rise marginally, to 4.7 % in 2014 and 5.2 % in 2015. This moderate growth in emerging market and developing countries is due in particular to the economic slowdown in Brazil, where the economy is projected to expand in 2014 and 2015 by only 1.2%. The Russian economy is also expected to expand more slowly this year. Here we project growth of only 0.8 % in 2014, picking up to 2.4 % in 2015. Economic growth in China, at 7.8 % in 2014, should be marginally above last year’s level and is expected to rise moderately, to 8.0 % in 2015. Among the BRIC countries, India is the only country we expect to experience a strong acceleration in growth, namely to 5.8 % in 2014, with a further increase to 6.1 % in 2015.

There are various geopolitical risks that could have an impact on our projections. A deterioration of the Ukraine crisis, which could lead to a spiral of sanctions from Western countries and Russia’s reactions, poses a risk to the development of the European economy, in particular if there is a restriction or even a discontinuation of Russia’s oil and natural gas deliveries. Furthermore, there is the risk that conflicts in the Middle East, above all in Iraq, could lead to a significant rise in oil prices and hence dampen the global economic activity.

Deutsche Bank	Management Report	24
Interim Report as of June 30, 2014	Outlook
	The Deutsche Bank Group

The Banking Industry

In Europe, the lending and deposit business with the private sector is expected to stabilize further over the next twelve months. The decline in lending to companies in the eurozone looks set to gradually come to an end, but significant growth is not expected yet. Retail lending, particularly mortgages, will probably see growth in Germany, among other places, while the market contraction in some of the countries hit hardest by the crisis in recent years could get progressively slower. The moderate expansion in deposit volumes is likely to continue, driven by rising incomes and corporate profits and in spite of the low-interest rate environment.

In the U.S., lending growth should find a broader base and no longer be predominantly driven by traditional corporate loans. A recovery in the mortgage business seems possible, as well as a stronger expansion in consumer loans and commercial real estate loans. On the deposit side, the pace of growth could continue to slow.

In core investment banking, the prospects are very good, especially in the Merger & Acquisition (M&A) business. Given the sustained economic recovery, high corporate liquidity reserves and the very positive performance of equity markets, firms’ willingness to pursue M&A deals may rise. The issuance of debt and equity as well as the syndicated loan business should profit from this development. At the same time, trading volumes and therefore bank revenues could suffer from a lack of client activity if volatility in financial markets stays low.

Against this backdrop, the outlook for asset management is also mixed. On the one hand, the favorable capital market environment and the rise in stock prices are supporting revenues from the management of client funds and are creating incentives for increased investment in higher-risk asset classes that also offer potentially higher returns. On the other hand, the asset turnover in investor portfolios tends to fall in markets that are largely calm and favorable so that trading intensity also decreases – and with it the banks’ commission income.

In general, European banks should succeed in increasing their bottom-line profitability over the next twelve months, from an extraordinarily low level. Nonetheless, legal disputes, which often involve extensive litigation charges and other costs, will probably continue to have a significant impact on banks’ overall performance.

With regard to the regulatory and supervisory system for the banking industry, the next few quarters will focus on the completion of the ECB/EBA Asset Quality Review and Stress Test for the major banks in the euro area, followed in November 2014 by the ECB taking over banking supervision as part of the Single Supervisory Mechanism (SSM). In addition, the beginning of 2015 will see the Bank Recovery and Resolution Directive (BRRD) and the Single Resolution Mechanism (SRM) take effect. Furthermore, once the new European Commission has taken office in autumn, legislative action is expected for example with regard to the so-called bank structure reform and the financial transaction tax. In the U.S., the authorities may pass further regulations to implement the Dodd-Frank Act. Moreover, reforms tackling housing finance, money market funds and the repo market, among others, remain on the agenda.

The Deutsche Bank Group

In 2012, Strategy 2015+ was announced and five levers were identified as key to Deutsche Bank in order to achieve our vision. These levers are; Capital, Clients, Costs, Culture and Competencies. Additionally, several financial targets were announced by the Group to highlight our financial objectives of Strategy 2015+. Since then we have progressed in our move towards our Strategy 2015+ aspirations. However, macroeconomic and market conditions and the regulatory environment have remained much more challenging than originally anticipated in 2012. In particular, low interest rates, increased regulatory and litigation costs, and margin pressures have made it more challenging to meet some of our Strategy 2015+ targets under the original timelines.

Deutsche Bank	Management Report	25
Interim Report as of June 30, 2014	Outlook
	The Deutsche Bank Group

In May 2014, we announced a series of measures to build up our capital strength, enhance our competitiveness and invest in our client franchises. To achieve this, we increased our capital to improve our capital ratios and also to provide a buffer against future regulatory uncertainty and potential macroeconomic headwinds. In this context, we have reaffirmed our commitment to Strategy 2015+ and have updated our financial aspirations which can be found in the table below. The aspirations reflect the completion of the capital increase with proceeds of € 8.5 billion, including an ex-rights issue of € 1.7 billion placed with an anchor investor and a fully underwritten rights issue raising € 6.8 billion of new equity, along with the planned issuance of approximately € 5 billion of CRR/CRD 4 compliant Additional Tier 1 capital by the end of 2015 (€ 3.5 billion of which already took place in May 2014).

Group Key Performance Indicators [1]	Jun 30, 2014	Target for 2015	Target for 2016
Post-tax return on average active equity [2]	(adjusted) 7.3%	~ (adjusted) 12%	~ 12%

Cost/income ratio	(adjusted) 72.1%	~ (adjusted) 65%	~ 65%

Cost savings [3]	€ 2.6 bn per annum	€ 4.5 bn per annum	€ 4.5 bn per annum

Costs to achieve savings [4]	€ 2.4 bn	€ 4 bn	€ 4 bn

CRR/CRD 4 fully loaded Common Equity Tier 1 ratio [5]	11.5%	Greater than 10%	Greater than 10%

Fully loaded CRR/CRD 4 Leverage Ratio [6]	3.4%	3.5%	3.5%

[1]

The adjusted and reported Post-tax return on average active equity, the adjusted and reported Cost/Income ratio, and the adjusted CRR/CRD 4 Leverage Ratio presented in the table above are non-GAAP financial measures. Descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS or CRR/CRD 4, can be found in “Other Information: Non-GAAP Financial Measures” of this report.

[2]	Assuming a Group tax rate between 30 % and 35%.
[3]	Cost savings (gross) resulting from the implementation of the OpEx program.
[4]	Costs to achieve (CtA) savings are costs which are directly required for the realisation of savings in the OpEx program.
[5]

The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.

[6]

The fully loaded CRR/CRD 4 Leverage Ratio represents our calculation following the publication of CRR/CRD 4 on June 27, 2013 as amended. Further detail on the calculation of this ratio is provided in the Risk Report.

Our updated aspirations are based on a number of key assumptions. We have assumed that new regulations, such as the CRD 4 and EBA guidance, will be implemented in line with our expectations, that global gross domestic product growth will stabilize in the range of 2 % to 4 % per annum over the relevant period, that there will be no major increases in interest rates before 2016 in the markets in which we operate and that central bank intervention in the U.S. financial markets will continue to recede.

While we recalibrated our financial ambitions, we remain committed to Strategy 2015+.

The completion of the capital increase is a substantial and integral part of our updated aspirations. With our increased CRR/CRD 4 fully loaded Common Equity Tier 1 capital position we are confident that we can face upcoming regulatory challenges and still have a substantial buffer. Additionally, the capital will allow us to expand our risk-weighted assets selectively while boosting our fully loaded CRR/CRD 4 Leverage Ratio target.

Through the Operational Excellence (OpEx) program we continue to target annual cost savings of € 4.5 billion by 2015 and to achieve an adjusted Cost/Income ratio of 65 % in 2015. We expect higher cost for regulatory compliance through our investments in new control capabilities, platform integration and process enhancements as well as through strengthening our regulatory framework. We are committed to counterbalance the effects of incremental investments in regulatory compliance through the ongoing Operational Excellence (OpEx) program, cost discipline and management action and we expect to remain on track towards our Strategy 2015+ aspiration.

In May 2014, in addition to reaffirming Strategy 2015+, we also reconfirmed our aspiration to be the leading client-centric global universal bank. Several investments have been announced to support this aim. We are accelerating a focused investment in the U.S. market where we see opportunities to boost our market share. We will be launching accelerated investments in digital banking across Europe as we see significant opportunities with the digitalization of retail banking whether it is growth in electronic trading, the rise of mobile payments or the shift from branch banking to online banking. We will also commit additional resources to our multi-

Deutsche Bank	Management Report	26
Interim Report as of June 30, 2014	Outlook
	The Business Segments

national corporation coverage efforts. The growth of private wealth in the emerging markets is a huge opportunity for us, particularly in Asia. To capture this opportunity, we will leverage our existing product offering and geographic footprint and expand our relationship manager numbers in key markets by 15 % over the next three years.

Our values and beliefs lie at the heart of our goal of long-term cultural change. They guide our behaviors with clients, shareholders, colleagues and the communities we serve. A new ‘Living the Values’ award has been implemented to enable recognition of employees who exemplify our values and beliefs in their day to day activities. This and other initiatives including bank-wide training programs will continue our drive to embed cultural change and will enable the continuous improvement of our processes and platforms by embracing new and better ways of operating.

Our outlook and performance expectations are based on various economic and operational assumptions. Positive market movements, competitor withdrawals and the implementation of our Strategy 2015+ program, which set the client in the center of our activities and ensure strict cost discipline, may enable us to increase revenues, restrict costs, enhance customer satisfaction, increase margins, enhance capital positions and expand market share beyond our assumed levels and therefore provide further opportunities for growth for the Group.

However, the ability to meet our revised aspirations is based on a number of key assumptions regarding the future economic environment, the regulatory landscape, and anticipated interest rates and central bank action. A reignition of the European sovereign debt crisis, weakness in global, regional and national economic conditions, regulatory changes that may further increase our costs or restrict our activities, or further tightening of margins’ could also negatively affect our ability to implement our strategy or realize the benefits from it. Additionally, due to the nature of our business, we are involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, especially in the U.S. and in the United Kingdom. Such matters are subject to many uncertainties. Although we have resolved a number of important legal matters and made significant progress on others, we continue to expect the litigation and regulatory environment to remain very challenging.

The Business Segments

Corporate Banking & Securities (CB&S) in line with the investment banking industry continued to face a challenging environment in the first half of 2014. Despite a slightly more positive market outlook for the second half of the year, the industry will continue to face headwinds from changing regulations, pressure on resources, ongoing emerging market uncertainty and the gradual withdrawal of central bank support for the global economy. We will continue to consolidate our strengths through ongoing platform investments and dynamically allocating resources across the portfolio. In 2014, we are broadly on track to deliver on our updated Strategy 2015+ objective of an adjusted post-tax return on average active equity of 13 % to 15%, but challenges and uncertainties remain.

For Private & Business Clients (PBC) the overall macroeconomic outlook for countries in which we operate has improved in 2014, but is expected to continue to be challenging going forward. Our aim is to strengthen our core German credit business by further expanding margins, whilst maintaining strict risk discipline and carefully optimizing capital use. A near-term relief from the low interest rate environment is not expected and might continue to impact our deposit revenues. The development of investment product revenues is particularly dependent on movements in the European macro-economic environment and the recovery of customer confidence in Germany. We will continue to focus on realizing potential from our Private & Commercial Banking business unit by leveraging our integrated commercial banking coverage model for small and mid-sized corporate clients, a joint venture between PBC and GTB. Additionally we are looking to further strengthen our advi-

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Interim Report as of June 30, 2014	Outlook
	The Business Segments

sory banking business in other important European markets, and optimize the benefits generated from our growth investments in key Asian countries. Furthermore we plan to invest approximately € 200 million over the next three years to improve digital capabilities in Germany and Europe. The ongoing integration of Postbank will enable us to realize additional synergies and cost savings. The quarterly cost-to-achieve costs for the Postbank integration and other measures of our OpEx program are variable dependent on the milestones of individual projects. For the full year, however, cost-to-achieve are expected to be in line with initial targets. In 2015 we expect to achieve our updated Strategy 2015+ objective of generating income before income taxes of € 2.5 billion to € 3 billion, once the full benefits from Postbank integration are achieved.

In Global Transaction Banking (GTB), difficult market conditions with low interest rate levels, a highly competitive environment and geopolitical challenges will continue to impact our performance. Furthermore, cost-to-achieve related to the OpEx program as well as other expenses in relation to the execution of our Strategy 2015+ may adversely impact the 2014 performance. However, volume growth in trade finance and cash management transactions may offset these potentially negative factors. For 2015, we anticipate a notable increase in profitability with an income before income taxes target of € 1.6 billion to € 1.8 billion as growth initiatives should start to yield results.

Deutsche Asset & Wealth Management (DeAWM) continues to make progress toward its 2015+ aspirations. We will further expand our offering in order to provide clients with a full range of investment products and customized solutions. In asset management, this includes new products based on active, passive, systematic, liquid alternative and real asset investment strategies. In wealth management, a strategic focus of the division remains expanding services to ultra high net worth clients worldwide. We will also further develop our relationships with CB&S, PBC and GTB to expand the distribution of our products and explore additional joint initiatives to better serve our clients. We will continue to execute our investment program for our operational and technology platform, with the goal of generating efficiencies and upgrading systems to enhance the client experience. Our financial performance will depend in part on the successful execution of these initiatives but we expect to remain on track to deliver our Strategy 2015+ aspiration of € 1.7 billion of income before income taxes by the end of next year.

The strategy and mandate of Non-Core Operations Unit (NCOU) are aligned with the Bank’s overall objectives and concentrate on de-risking activity as well as balance sheet reduction. The aim is to free up capital, reduce balance sheet size as measured under CRD 4 and protect shareholder value by reducing risks from remaining assets and business activities. In addition there is focus on resolving high-profile contingent risks and reducing the underlying cost base of the NCOU division as de-risking progress. Challenges remain for the successful execution of our de-risking strategy. The NCOU includes significant investments in individual companies and carries other assets that are not part of our core business. These investments and assets are exposed to the opportunities and risks arising from changes in the economic environment and market conditions. Such changes may make the associated timeline for de-risking activity less certain and may also impact future results. The pace of de-risking is expected to slow as the portfolio reduces in size, while this will also lead to lower portfolio revenues and a heightened sensitivity to volatility in risk-weighted asset calculations. Our de-risking strategy remains focused on a combination of impacts with capital, leverage, risk reduction, and associated IBIT being the main considerations. In addition to the uncertainty, which arises from the NCOU de-risking strategy, we also expect that the litigation environment will continue to be challenging.

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Interim Report as of June 30, 2014	Risk Report
	Introduction

Risk Report

Introduction

Risk Management Framework

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We operate as an integrated group through our divisions, business units and infrastructure functions. We manage risk and capital through a framework of principles, organizational structures and monitoring processes that are closely aligned with the activities of the divisions and business units. Further information about our risk management framework, which has remained principally unchanged since year-end 2013, can be found in our Financial Report 2013.

Basel 3 and CRR/CRD 4

In the European Union, the new Basel 3 capital framework was implemented by the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” as amended (Capital Requirements Regulation, or “CRR”), and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” as amended (Capital Requirements Directive 4, or “CRD 4”) published on June 27, 2013. The CRR/CRD 4 framework replaced the laws implementing the international capital adequacy standards as recommended by the Basel Committee on Banking Supervision, commonly referred to as Basel 2 and Basel 2.5. In order to create a single “rulebook” for credit institutions and investment firms in the European Union, the CRR was made directly applicable to them, which eliminated the need for national implementing legislation with respect to the regulatory areas covered by it. As a result, the German Banking Act (KWG) was amended to remove all provisions that have been supplanted by the CRR. Newly effective provisions governing regulatory capital requirements, the assessment of counterparty risk and securitizations, and many other regulations relevant for Deutsche Bank are now located in the CRR. In addition, the CRD 4 was implemented into German law by means of further amendments to the German Banking Act (KWG) and the German Solvency Regulation (SolvV) and accompanying regulations. Jointly, these laws and regulations represent the new regulatory framework applicable in Germany to, among other things, capital, leverage and liquidity as well as Pillar 3 disclosures.

The new regulatory framework became effective on January 1, 2014, subject to certain transitional rules. Therefore when referring to the results according to the transitional rules we use the term “CRR/CRD 4”. When referring to our results according to the full application of the final envisaged framework (and thus without consideration of applicable transitional methodology), we use the term “CRR/CRD 4 fully loaded”. In some cases, CRR/CRD 4 left in place unchanged transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2.5 regarding the risk weighting of certain categories of assets. These include rules permitting the grandfathering of equity investments at a risk-weight of 100 % and allowing the selection of the greater position of long and short positions as the basis for measurement in the Market Risk Standardized Approach rather than the sum of both long and short positions. In these cases, our CRR/CRD 4 methodology assumes that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions.

The new minimum capital ratios are being phased in until 2015. Most regulatory adjustments (i.e., capital deductions and regulatory filters) are being phased in through 2018. Capital instruments that no longer qualify under the new rules are being phased out through 2022. New capital buffer requirements are being phased in by 2019. Although they are subject to supervisory reporting starting from 2014, binding minimum requirements for short-term liquidity will be introduced in 2015 and a standard for longer term liquidity is expected to become effective in 2018. The introduction of a binding leverage ratio is expected from 2018 following disclosure of the ratio starting in 2015.

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Interim Report as of June 30, 2014	Risk Report
	Overall Risk Assessment

In addition to tightening capital requirements the CRR/CRD 4 framework also changed some of the nomenclatures relating to capital adequacy and regulatory capital, such as the use of the term Common Equity Tier 1 in place of the term Core Tier 1.

As there are still some interpretation uncertainties with regard to the CRR/CRD 4 rules and some of the related binding Technical Standards are not yet finally available, we will continue to refine our assumptions and models as our and the industry’s understanding and interpretation of the rules evolve. In this light, our CRR/CRD 4 measures may differ from our earlier expectations, and as our competitors’ assumptions and estimates regarding such implementation may also vary, our CRR/CRD 4 measures may not be comparable with similarly labeled measures used by our competitors.

Scope of Consolidation

The following risk disclosures providing quantitative information are presented in accordance with International Financial Reporting Standards (IFRS). Consequently, the disclosure is generally based on the IFRS principles of valuation and consolidation. However, for a few disclosures, regulatory principles of consolidation are relevant and differ from those applied for our financial statements. These principles were not materially affected by the new CRR/CRD 4 framework and are described in more detail in our Financial Report 2013. Where the regulatory relevant scope is used, this is explicitly stated.

Overall Risk Assessment

Key risk categories for us include credit risk, market risk, operational risk (including legal risk), business risk (including tax and strategic risk), reputational risk, liquidity risk, model risk and compliance risk (in accordance with MaRisk). We manage the identification, assessment and mitigation of top and emerging risks through an internal governance process and risk management tools and processes. Our approach for identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long term strategic goals, and reputation.

As part of our regular risk and cross-risk analysis, sensitivities of the key portfolio risks are reviewed using a bottom-up risk assessment and a top-down macro-economic scenario analysis, which includes geopolitical considerations. This two-pronged approach allows us to capture not only risks that have an impact across our risk inventories and business divisions but also those that are relevant only to specific portfolios.

Current portfolio-wide risks on which we continue to focus include: the potential re-escalation of the European sovereign debt crisis, the impact of US tapering on Emerging Market economies, broader credit/market risk trends and the potential risk of a geopolitical shock. These risks have been a consistent focus throughout recent quarters. The assessment of the potential impacts of these risks is made through integration into our group-wide stress tests which assess our ability to absorb these events should they occur. The results of these tests showed that we currently have adequate capital and liquidity reserves to absorb the impact of these risks if they were to materialize in line with the stress tests’ parameters.

In addition, we review potential first and second order impacts of the events between Russia and Ukraine on our portfolios in response to recent geopolitical developments.

The first six months of 2014 continued to see a persistence of the global trends seen in 2013, including the increased regulation of the financial services industry which continues and which we view as likely to persist through the coming years. We are focused on identifying potential regulatory changes and assessing the possible impacts on our business model and processes.

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Interim Report as of June 30, 2014	Risk Report
	Risk Profile

Risk Profile

Our mix of various business activities results in diverse risk taking by our business divisions. We measure the key risks inherent in their respective business models through the undiversified Total Economic Capital metric, which mirrors each business division’s risk profile before taking into account cross-risk effects at the Group level.

Risk Profile of our Business Divisions as measured by total Economic Capital

	Jun 30, 2014
	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total
in % (unless stated otherwise)							in € m.	in %
Credit Risk	16	12	7	1	3	0	11,923	40

Market Risk	21	10	1	5	3	8	14,456	48

Operational Risk	10	4	0	2	5	0	6,385	22

Diversification Benefit	(10)	(3)	(1)	(2)	(3)	0	(5,730)	(19)

Business Risk	8	0	0	0	2	0	3,004	10

Total EC in € m.	13,410	6,786	2,267	2,096	3,024	2,456	30,038	100
In %	45	23	8	7	10	8	100	0

	Dec 31, 2013
	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total
in % (unless stated otherwise)							in € m.	in %
Credit Risk	17	14	7	1	5	0	12,013	44

Market Risk	17	11	1	6	6	7	12,738	47

Operational Risk	9	3	0	2	5	0	5,253	19

Diversification Benefit	(7)	(3)	(1)	(2)	(4)	0	(4,515)	(17)

Business Risk	5	0	0	0	1	0	1,682	6

Total EC in € m.	11,181	6,671	2,033	2,010	3,566	1,710	27,171	100
In %	41	25	7	7	13	6	100	0

Corporate Banking & Securities’ (CB&S) risk profile is dominated by its trading in support of origination, structuring and market making activities, which gives rise to market risk and credit risk. Further credit risks originate from exposures to corporates and financial institutions. Under CB&S’ current business model, the remainder is derived from operational risks and business risk, primarily from potential legal and earnings volatility risks, respectively.

In contrast to this, Private & Business Clients’ (PBC) risk profile is comprised of credit risk from retail, small and medium-sized enterprises (SMEs) lending as well as nontrading market risk from investment risk, modeling of client deposits and credit spread risk.

Global Transaction Banking’s (GTB) focus on trade finance implies that the vast majority of its risk originates from credit risk with a small portion from market risk mainly in relation to derivative positions.

The main risk driver of Deutsche Asset & Wealth Management’s (DeAWM) business are guarantees on investment funds, which we report as nontrading market risk. Otherwise DeAWM’s advisory and commission focused business attracts primarily operational risk.

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Interim Report as of June 30, 2014	Risk Report
	Risk Management Executive Summary

The Non-Core Operations Unit (NCOU) portfolio includes activities that are non-core to the Bank’s strategy; assets materially affected by business, environment, legal or regulatory changes; assets earmarked for de-risking; assets suitable for separation; assets with significant capital absorption but low returns; and assets exposed to legal risks. NCOU’s risk profile covers risks across the entire range of our operations comprising credit risks and also market and operational risks (including legal risks) targeted where possible for accelerated de-risking.

Risk Management Executive Summary

Credit Risk Summary

—

After a slow-down in the first quarter of 2014, global growth is accelerating supported by a strong rebound in the US and more modest acceleration in China. Geopolitical risks remain elevated with tensions between Russia and the West in relation to the Ukraine reaching new highs and pockets of heightened stress in the Middle East. The economic and financial market impact of these events remains predominantly localized and potential impacts on the credit portfolio are being monitored closely. We currently expect no material credit losses as a result of those events. Credit exposure to Russia based on a country of domicile principle is € 6.1 billion as of June 30, 2014, focused on sovereigns, majority government owned banks as well as corporates in strategically important industry sectors. The increase of € 0.3 billion in credit exposures compared with December 31, 2013 is mostly collateralised. Credit exposure to Ukraine is relatively small at € 0.5 billion as of June 30, 2014.

—

Provision for credit losses was € 496 million in the first six months 2014, a decrease of € 332 million, or 40%, compared to the first six months 2013. This reduction primarily results from lower provisions in NCOU, ongoing good performance of the German retail market and the non-recurrence of large single items in our Core business recorded in the first six months 2013.

—	Our corporate credit loan exposure increased by 5 % or € 9.8 billion in the first six months of 2014, mainly in investment grade rating classes.
—	The portion of our corporate credit portfolio book carrying an investment-grade rating amounted to 72 % at June 30, 2014, marginally higher compared with December 31, 2013.
—

The economic capital usage for credit risk slightly decreased by € 0.1 billion to € 11.9 billion as of June 30, 2014, compared with € 12.0 billion at year-end 2013. This was mainly driven by operational model improvements in 2014 partly offset by increased exposure, primarily in GTB.

Market Risk Summary

—

The nontrading market risk economic capital usage increased to € 9.0 billion as of June 30, 2014, compared with € 8.5 billion at year-end 2013. This was largely driven by additional structural foreign exchange risk arising from our issuance of Additional Tier 1 notes on May 20, 2014 denominated in US dollars and Pound Sterling.

—

The economic capital usage for trading market risk totalled € 5.4 billion as of June 30, 2014, compared with € 4.2 billion at year-end 2013. This was mainly driven by increased exposures in the fair value banking book and in securitization.

—

The average value-at-risk for the first six months of 2014 was € 55 million and increased slightly by € 2 million compared with the full year 2013. There has been an increase in interest rate risk partly offset by reductions in credit spread and commodities risk. Overall value-at-risk has increased due to a reduction in diversification benefit due to a change in the portfolio composition.

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Interim Report as of June 30, 2014	Risk Report
	Credit Risk

Operational Risk Summary

—	The economic capital usage for operational risk increased by € 1.1 billion to € 6.4 billion as of June 30, 2014, compared to year-end 2013.
—	The increase was mainly driven by a proactive recognition of the impact of model enhancements to our Advanced Measurement Approach (AMA) model.
—

While our dialogue with BaFin on these model enhancements is on-going, management has decided to recognise the impact of these model changes where they will lead to an increase in capital requirement over our models that have been previously approved by the BaFin.

Liquidity Risk Summary

—

Liquidity reserves amounted to € 199 billion as of June 30, 2014 (compared with € 196 billion as of December 31, 2013). We maintained a positive liquidity stress result as of June 30, 2014 (under the combined scenario).

—

Our initial issuance plan of € 20 billion was completed in May 2014 and was subsequently increased to € 30-35 billion. Capital markets issuance activities in the first six months of 2014 amounted to € 24.8 billion.

—	66 % of our overall funding came from the funding sources we categorize as the most stable including capital markets issuance and equity, retail and transaction banking deposits.

Capital Management Summary

—	The CRR/CRD 4 Common Equity Tier 1 capital ratio was 14.7 % as of June 30, 2014, compared with 14.6 % at year-end 2013.
—

Risk-weighted assets according to CRR/CRD 4 increased by € 101 billion to € 401 billion as of June 30, 2014, compared with € 300 billion according to Basel 2.5 at year-end 2013, largely reflecting the impact of the CRR/CRD 4 framework.

—	The internal capital adequacy ratio increased to 179 % as of June 30, 2014, compared with 167 % as of December 31, 2013.
—	The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio was 11.5 % as of June 30, 2014, compared with 9.7 % at year-end 2013.

Balance Sheet Management Summary

—	Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 24 as of June 30, 2014, down compared with 29 at year end 2013.
—

As of June 30, 2014, our fully loaded CRR/CRD 4 leverage ratio, which is a non-GAAP financial measure, was 3.4%, compared with 2.4 % as of December 31, 2013, taking into account a fully loaded Tier 1 capital of € 49.4 billion over an applicable exposure measure of € 1,447 billion (€ 34.0 billion and € 1,445 billion as of December 31, 2013, respectively).

Credit Risk

Credit Exposure Classifications

We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

—

Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain. It includes personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail businesses.

—	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

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Interim Report as of June 30, 2014	Risk Report
	Credit Risk

Corporate Credit Exposure

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties

	Jun 30, 2014
in € m.	Probability of default[1]	Loans[2]	Irrevocable lending commitments[3]	Contingent liabilities	OTC derivatives[4]	Debt securities available for sale	Total
iAAA–iAA	0.00–0.04%	38,558	20,148	6,390	16,339	42,742	124,177

iA	0.04–0.11%	43,073	31,644	18,103	11,733	5,518	110,071

iBBB	0.11–0.50%	53,641	36,362	20,069	5,713	1,622	117,406

iBB	0.50–2.27%	45,344	25,870	12,314	4,629	398	88,554

iB	2.27–10.22%	16,880	12,443	4,369	1,240	454	35,386

iCCC and below	10.22–100%	9,944	1,669	1,773	553	47	13,985

Total		207,440	128,134	63,017	40,206	50,781	489,578

[1]   Reflects the probability of default for a one year time horizon.

[2]   Includes impaired loans mainly in category iCCC and below amounting to € 5.4 billion as of June 30, 2014.

[3]   Includes irrevocable lending commitments related to consumer credit exposure of € 9,9 billion as of June 30, 2014.

[4]   Includes the effect of netting agreements and cash collateral received where applicable.

	Dec 31, 2013
in € m.	Probability of default[1]	Loans[2]	Irrevocable lending commitments[3]	Contingent liabilities	OTC derivatives[4]	Debt securities available for sale	Total
iAAA–iAA	0.00–0.04%	33,213	19,791	8,318	19,222	35,699	116,243

iA	0.04–0.11%	43,193	31,009	19,285	11,934	5,332	110,753

iBBB	0.11–0.50%	50,441	37,326	20,234	6,700	1,764	116,465

iBB	0.50–2.27%	43,529	25,363	11,604	4,775	920	86,191

iB	2.27–10.22%	16,173	11,927	4,382	1,711	443	34,635

iCCC and below	10.22–100%	11,076	1,245	1,807	374	85	14,587

Total		197,625	126,660	65,630	44,716	44,242	478,874

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes impaired loans mainly in category iCCC and below amounting to € 5.9 billion as of December 31, 2013.
[3]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.8 billion as of December 31, 2013.
[4]	Includes the effect of netting agreements and cash collateral received where applicable.

The above table shows an overall increase in our corporate credit exposure during the first six months of 2014 of € 10.7 billion or 2.2 % which primarily reflects increases in loans of € 9.8 billion, debt securities available for sale of € 6.5 billion and irrevocable lending commitments of € 1.5 billion, partly offset by decreases in OTC derivatives of € 4.5 billion and contingent liabilities of € 2.6 billion. The increase in loans was mainly attributable to changes in counterparties located in North America and Asia whereas the increase in debt securities available for sale was driven by exposure changes in counterparties located in Western Europe and Germany. Lower exposures in OTC derivatives were mainly driven by exposure decreases in currency related products over the half year. The decrease in contingent liabilities was mainly driven by exposure changes in counterparties located in North America and Germany.

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Interim Report as of June 30, 2014	Risk Report
	Credit Risk

Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

Consumer Credit Exposure

	Total exposure in € m.		90 days or more past due as a % of total exposure[1]		Net credit costs as a % of total exposure
	Jun 30, 2014	Dec 31, 2013	Jun 30, 2014	Dec 31, 2013	Jun 30, 2014	Dec 31, 2013
Consumer credit exposure Germany	146,921	145,929	1.23	1.23	0.25	0.23
Consumer and small business financing	20,818	20,778	3.96	3.81	1.16	1.04
Mortgage lending	126,103	125,151	0.78	0.81	0.10	0.10

Consumer credit exposure outside Germany	38,756	38,616	5.76	5.38	0.73	0.76
Consumer and small business financing	12,147	12,307	12.12	11.34	1.73	1.75
Mortgage lending	26,609	26,309	2.85	2.60	0.28	0.29

Total consumer credit exposure[2]	185,677	184,545	2.17	2.10	0.35	0.34

[1]

Retrospective as per December 31, 2013, the 90 days or more past due volume of Postbank Consumer Credit Exposure Germany was restated by € 626 million (or 0.43 % of total Consumer Credit Exposure in Germany) erroneously not included in prior disclosure.

[2]	Includes impaired loans amounting to € 4.6 billion as of June 30, 2014 and € 4.2 billion as of December 31, 2013.

The volume of our consumer credit exposure increased from year-end 2013 to June 30, 2014 by € 1.1 billion, or 0.6%, mainly driven by mortgage lending in Germany which increased by € 952 million. Outside Germany, the consumer credit exposure in India increased by € 127 million and in Poland by € 122 million.

The increase in the 90 days or more past due ratio in the consumer and small business financing in Germany was driven by increased overdue volumes of Postbank portfolio. The increase in the ratio of consumer and small business financing outside Germany is mainly driven by the macroeconomic development in Southern Europe.

The slight increase of net credit costs as a percentage of total exposure in Germany compared to last year is driven by a higher positive effect from non-performing loan sales in the first half year 2013 compared to the first half year 2014.

Credit Risk Exposure to certain Eurozone Countries

Certain eurozone countries are presented within the tables below due to heightened concerns relating to sovereign risk caused by the wider European sovereign debt crisis. This heightened risk is driven by a number of factors impacting the associated sovereign including high public debt levels and/or large deficits, poor economic fundamentals and outlook (including low gross domestic product growth, weak competitiveness, high unemployment and political uncertainty). Some of these countries have accepted “bail out” packages. Funding conditions and overall financial stability have improved over the past 18 months with bond yields returning, in most cases, to sustainable levels and capital outflows having partly reversed and weaker countries having regained access to the capital markets. Ireland and Portugal have both exited their bailouts without precautionary credit lines. Some of these countries have exited recession and all are expected to return to positive growth over the course of 2014.

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	Credit Risk

For the presentation of our exposure to these certain eurozone countries we apply two general concepts as follows:

—

In our “risk management” view, we consider the domicile of the group parent, thereby reflecting the one obligor principle. All facilities to a group of borrowers which are linked to each other (e.g., by one entity holding a majority of the voting rights or capital of another) are consolidated under one obligor. This group of borrowers is usually allocated to the country of domicile of the respective parent company. As an example, a loan to a counterparty in Spain is Spanish risk as per a domicile view but considered a German risk, from a risk management perspective, if the respective counterparty is linked to a parent company domiciled in Germany following the above-mentioned one obligor principle. In this risk management view we also consider derivative netting and present exposures net of hedges and collateral. The collateral valuations follow the same approach and principles as outlined in our Financial Report 2013. Also, in our risk management view, we classify exposure to special purpose entities based on the domicile of the underlying assets as opposed to the domicile of the special purpose entities. Additional considerations apply for structured products. If, for example, a structured note is issued by a special purpose entity domiciled in Ireland, it will be considered an Irish risk in a “country of domicile” view, but if the underlying assets collateralizing the structured note are German mortgage loans, then the exposure would be included as German risk in the “risk management” view.

—

In our “country of domicile” view we aggregate credit risk exposures to counterparties by allocating them to the domicile of the primary counterparty, irrespective of any link to other counterparties, or in relation to credit default swaps underlying reference assets from these eurozone countries. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

Net credit risk exposure with certain eurozone countries – Risk Management View

in € m.	Jun 30, 2014	Dec 31, 2013
Greece	492	466

Ireland	518	455

Italy	15,895	15,419

Portugal	1,336	708

Spain	8,744	9,886

Total	26,984	26,935

Net credit risk exposure with certain eurozone countries increased by € 50 million since year-end 2013. This was mainly driven by increases of trading positions across Sovereign and diversified Corporates in Portugal and Italy mostly offset by lower Sovereign positions in Spain.

Our above exposure is principally highly diversified, low risk retail portfolios and small and medium enterprises in Italy and Spain, as well as stronger corporate and diversified mid-cap clients. Our financial institutions exposure is predominantly geared towards larger banks in Spain and Italy, typically collateralised. Sovereign exposure is moderate and principally in Italy and Spain.

The following tables, which are based on the “country of domicile” view, present our gross position, the included amount thereof of undrawn exposure and our net exposure to these eurozone countries. The gross exposure reflects our net credit risk exposure grossed up for net credit derivative protection purchased with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to our retail portfolio, but also for financial institutions predominantly based on derivative margining arrangements, as well as for corporates. In addition the amounts also reflect the allowance for credit losses. In some cases, our counterparties’ ability to draw undrawn commitments is limited by terms included in the specific contractual documentation. Net credit exposures are presented after effects of collateral held, guarantees received and further risk mitigation, but excluding net notional amounts of credit

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	Credit Risk

derivatives for protection sold/(bought). The provided gross and net exposures to certain eurozone countries do not include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally the tranche and correlated nature of these positions do not allow a meaningful disaggregated notional presentation by country, e.g., as identical notional exposures represent different levels of risk for different tranche levels.

Gross position, included undrawn exposure and net exposure to certain eurozone countries – Country of Domicile View

	Sovereign		Financial Institutions		Corporates		Retail		Other		Total[1]
in € m.	Jun 30, 2014	Dec 31, 2013	Jun 30, 2014	Dec 31, 2013	Jun 30, 2014	Dec 31, 2013	Jun 30, 2014	Dec 31, 2013	Jun 30, 2014	Dec 31, 2013	Jun 30, 2014	Dec 31, 2013
Greece
Gross	84	52	634	605	1,371	1,338	8	9	32	0	2,129	2,004
Undrawn	0	0	23	18	99	101	2	3	0	0	125	122
Net	72	52	74	23	69	214	3	3	32	0	251	291

Ireland
Gross	693	765	873	721	7,141	6,177	45	48	1,940[2]	1,958[2]	10,691	9,669
Undrawn	0	0	48	6	2,223	1,680	2	1	264[2]	358[2]	2,537	2,045
Net	84	175	533	438	5,385	4,537	7	9	1,930[2]	1,951[2]	7,939	7,110

Italy
Gross	4,656	1,900	5,245	5,232	9,020	8,400	19,586	19,650	1,311	648	39,818	35,830
Undrawn	0	0	868	955	3,215	3,407	209	190	2	2	4,294	4,554
Net	1,192	1,374	2,764	2,500	6,689	6,529	7,461	6,994	1,201	572	19,306	17,969

Portugal
Gross	185	38	315	257	1,136	1,392	2,013	2,163	163	78	3,811	3,928
Undrawn	0	0	37	36	112	172	8	28	0	0	157	237
Net	185	25	262	222	517	849	227	282	163	78	1,353	1,456

Spain
Gross	527	1,473	3,006	3,349	9,650	9,288	10,643	10,721	771	637	24,598	25,468
Undrawn	3	4	868	662	4,233	3,321	507	521	4	3	5,615	4,510
Net	429	1,452	2,663	2,389	7,340	6,436	2,400	2,060	719	502	13,551	12,839

Total gross	6,145	4,228	10,072	10,164	28,318	26,595	32,294	32,591	4,216	3,321	81,047	76,899
Total undrawn	3	4	1,845	1,677	9,882	8,680	727	743	270	364	12,727	11,468
Total net[3]	1,962	3,078	6,296	5,572	20,000	18,566	10,098	9,347	4,044	3,103	42,400	39,666

[1]	Approximately 55 % of the overall exposure will mature within the next 5 years.
[2]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

[3]	Total net exposure excludes credit valuation reserves for derivatives amounting to € 101 million as of June 30, 2014 and € 136 million as of December 31, 2013.

Total net exposure to the above selected eurozone countries increased by € 2.7 billion in the first six months of 2014 mainly driven by increased corporate and financial institutions portfolios in Spain and Ireland partly offset by the sovereign exposure reductions in Spain and Italy.

Aggregate net credit risk exposure to certain eurozone countries by type of financial instrument

	Jun 30, 2014
	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	112	86	88	0	36	62	273

Ireland	1,705	1,696	3,022	301	783	2,011	7,813

Italy	11,686	10,643	3,883	733	3,786	3,008	22,053

Portugal	429	380	356	23	103	712	1,575

Spain	5,720	5,718	4,229	864	488	1,468	12,767

Total	19,653	18,524	11,578	1,920	5,197	7,262	44,481

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

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	Credit Risk

	Dec 31, 2013
	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	240	207	15	5	7	69	302

Ireland	1,342	1,332	2,840	502	800	1,518	6,993

Italy	10,678	9,735	4,143	875	3,559	(176)	18,136

Portugal	686	640	400	34	94	538	1,706

Spain	6,214	5,460	3,386	1,015	510	1,483	11,853

Total	19,159	17,373	10,784	2,431	4,970	3,432	38,990

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

For our credit derivative exposure with these eurozone countries we present the notional amounts for protection sold and protection bought on a gross level as well as the resulting net notional position and its fair value. For a more detailed description of our usage of credit derivatives to manage credit risk see the respective risk sections of our Financial Report 2013.

Credit derivative exposure with underlying assets domiciled in certain eurozone countries

	Jun 30, 2014				Dec 31, 2013
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	1,173	(1,196)	(22)	0	1,260	(1,271)	(11)	(1)

Ireland	5,779	(5,654)	126	(1)	7,438	(7,321)	117	0

Italy	49,150	(51,896)	(2,746)	73	60,203	(60,370)	(167)	100

Portugal	7,418	(7,640)	(222)	2	10,183	(10,432)	(250)	7

Spain	22,248	(21,464)	784	2	28,452	(27,466)	986	(4)

Total	85,768	(87,850)	(2,081)	76	107,536	(106,860)	675	101

Sovereign Credit Risk Exposure to certain eurozone countries

The amounts below reflect a net “country of domicile view” of our sovereign exposure.

Sovereign credit risk exposure to certain eurozone Countries

	Jun 30, 2014				Dec 31, 2013
in € m.	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]
Greece	84	(12)	72	1	52	0	52	2

Ireland	(28)	111	84	(1)	61	114	175	0

Italy	4,598	(3,406)	1,192	71	1,861	(487)	1,374	116

Portugal	182	3	185	1	38	(12)	25	4

Spain	527	(98)	429	(3)	1,193	259	1,452	(4)

Total	5,363	(3,401)	1,962	70	3,205	(126)	3,078	118

[1]	Includes sovereign debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.
[2]	The amounts reflect the net fair value in relation to default swaps referencing sovereign debt of the respective country representing the counterparty credit risk.

The increase in sovereign credit exposure compared with year-end 2013 mainly reflects movements from market making activities. The increase in Italy is primarily attributable to an increase in our sovereign debt exposures, which was partially offset by higher purchased credit protection. The decrease of our exposure to Spain primarily reflects exposure changes in debt securities related to the levels of market making and loans. The increase in Portugal is mainly attributable to debt exposures.

The above mentioned direct sovereign exposure included the carrying value of loans held at amortized cost to sovereigns which, as of June 30, 2014, amounted to € 312 million for Italy and € 598 million for Spain and, as of December 31, 2013 amounted to € 726 million for Italy and € 649 million for Spain.

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	Asset Quality

Asset Quality

This section describes the asset quality of our loans. All loans, where known information about possible credit problems of borrowers causes our management to have serious doubts as to the collectability of the borrower’s contractual obligations, are included in this section.

Overview of performing, renegotiated, past due and impaired loans by customer groups

	Jun 30, 2014			Dec 31, 2013[1]
in € m.	Corporate loans	Consumer loans	Total	Corporate loans	Consumer loans	Total
Loans neither past due, nor renegotiated or impaired	198,605	176,328	374,934	190,021	175,483	365,504

Past due loans, neither renegotiated nor impaired	2,940[2]	4,383	7,323	1,293	4,446	5,739

Loans renegotiated, but not impaired	448	379	827	389	395	784

Impaired loans	5,447	4,586	10,033	5,922	4,221	10,143

Total	207,440	185,677	393,117	197,625	184,545	382,170

[1]

Amounts for December 31, 2013, were adjusted for past due loans, neither renegotiated nor impaired by € 303 million and for loans renegotiated, but not impaired by € 112 million erroneously not included in prior disclosure.

[2]	Increase of € 1.647 million due to a number of single items mainly in North America as well as Western Europe (excluding Germany).

Impaired Loans

Credit Risk Management regularly assesses at each balance sheet date whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

—

there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (“a loss event”). When making our assessment we consider information on such events that is reasonably available up to the date the financial statements are authorized for issuance in line with the requirements of IAS 10;

—	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and
—	a reliable estimate of the loss amount can be made at each reporting date.

Credit Risk Management’s loss assessments are subject to regular review in collaboration with Group Finance. The results of this review are reported to and approved by an oversight committee comprised of Group Finance and Risk senior management.

Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for a derecognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement. When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan and any associated allowance for loan losses is charged off (i.e., the loan and the related allowance for loan losses are removed from the balance sheet).

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	Asset Quality

While we assess the impairment for our corporate credit exposures individually, we assess the impairment of our smaller-balance standardized homogeneous loans collectively.

Our collectively assessed allowance for non-impaired loans reflects allowances to cover for incurred losses that have neither been individually identified nor provided for as part of the impairment assessment of smaller balance homogeneous loans.

For further details regarding our accounting treatment relating to impairment loss and allowance for credit losses please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of our Financial Report 2013.

Overview of impaired loans, loan loss allowance and impaired loan coverage ratios by business divisions

	Jun 30, 2014			Dec 31, 2013			2014 increase (decrease) from 2013
in € m.	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Impaired loan coverage ratio in ppt
Corporate Banking & Securities	705	330	47	818	344	42	(113)	5

Private & Business Clients	4,307	2,435	57	4,121	2,519	61	186	(5)

Global Transaction Banking	1,713	1,032	60	1,662	1,078	65	51	(5)

Deutsche Asset & Wealth Management	48	34	71	69	39	56	(21)	15

Non-Core Operations Unit	3,260	1,385	42	3,473	1,609	46	(213)	(4)

Thereof: assets reclassified to loans and receivables according to IAS 39	1,014	471	46	1,007	479	48	7	(1)

Total	10,033	5,216	52	10,143	5,589	55	(110)	(3)

Impaired loans by region

	Jun 30, 2014			Dec 31, 2013
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Germany	1,730	1,943	3,673	1,586	1,675	3,261

Western Europe (excluding Germany)	3,097	2,458	5,555	3,469	2,363	5,832

Eastern Europe	83	177	260	77	175	252

North America	384	2	387	588	1	590

Central and South America	33	0	33	32	0	32

Asia/Pacific	119	5	124	170	4	175

Africa	0	1	1	0	1	1

Other	1	0	1	0	0	0

Total	5,447	4,586	10,033	5,922	4,221	10,143

Impaired loans by industry sector

	Jun 30, 2014			Dec 31, 2013
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Banks and insurance	41	0	41	45	0	45

Fund management activities	81	0	81	92	1	93

Manufacturing	612	237	850	589	222	811

Wholesale and retail trade	387	230	617	441	220	661

Households	447	3,496	3,943	477	3,194	3,671

Commercial real estate activities	2,095	329	2,424	2,388	295	2,683

Public sector	45	0	45	39	0	39

Other[1]	1,738	294	2,032	1,849	289	2,139

Total	5,447	4,586	10,033	5,922	4,221	10,143

[1]	Includes mainly transportation and other services.

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	Asset Quality

Development of Impaired Loans

	Six months ended Jun 30, 2014			Full Year 2013
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	5,922	4,221	10,143	6,129	4,206	10,335

Classified as impaired during the year[1]	1,168	1,433	2,601	4,553	2,939	7,492

Transferred to not impaired during the year[1]	(813)	(835)	(1,648)	(2,618)	(2,134)	(4,752)

Charge-offs	(662)	(230)	(892)	(730)	(485)	(1,215)

Disposals of impaired loans	(175)	(9)	(184)	(744)	(293)	(1,037)

Exchange rate and other movements	7	6	13	(669)	(12)	(680)[2]

Balance, end of period	5,447	4,586	10,033	5,922	4,221	10,143

[1]	Includes repayments.
[2]	Includes consolidated items because the Group obtained control over the structured entity borrowers by total € 598 million.

In the first half of 2014 our impaired loans decreased by € 110 million or 1.1 % to € 10.0 billion as a result of charge-offs of € 892 million largely offset by a net increase in impaired loans of € 769 million as well as exchange rate movements of € 13 million. The overall decrease mainly resulted from a € 475 million reduction in individually assessed impaired loans being partially offset by € 365 million increase in collectively assessed impaired loans. The reduction in individually assessed impaired loans included several large transactions in commercial real estate activities in Western Europe (excluding Germany) and North America recorded in NCOU. The increase in collectively assessed impaired loans was mainly driven by new defaults in Households recorded in our Private & Business Clients division.

The impaired loan coverage ratio (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed divided by IFRS impaired loans (excluding collateral)) decreased from 55 % as of year-end 2013, to 52 % which is mainly attributable to an alignment of processes in the first quarter of 2014 at Postbank, which is described further below in the “Movements in the Allowance for Credit Losses” section.

Our impaired loans included € 1.0 billion of loans reclassified to loans and receivables in accordance with IAS 39. This position increased by € 7 million, which is mainly attributable to one commercial real estate item in Western Europe (excluding Germany).

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	Asset Quality

Movements in the Allowance for Credit Losses

Our allowance for credit losses is comprised of the allowance for loan losses and the allowance for off-balance sheet positions.

Development of allowance for credit losses

	Six months ended Jun 30, 2014
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,857	2,732	5,589	102	114	216	5,805

Provision for credit losses	191	283	474	13	9	22	496
Thereof: (Gains)/Losses from disposal of impaired loans	(40)	(4)	(44)	0	0	0	(44)

Net charge-offs:	(640)	(184)	(824)	0	0	0	(824)
Charge-offs	(662)	(230)	(892)	0	0	0	(892)
Recoveries	23	46	69	0	0	0	69

Changes in the group of consolidated companies	0	0	0	0	0	0	0

Exchange rate changes/other	(16)	(6)	(23)	0	1	0	(22)

Balance, end of period	2,392	2,824	5,216	114	124	238	5,454

Changes compared to prior year

Provision for credit losses
In € m.	(341)	3	(338)	7	(1)	6	(332)
In %	(64)	1	(42)	142	(13)	38	(40)

Net charge-offs
In € m.	(319)	(73)	(391)	0	0	0	(391)
In %	99	66	91	0	0	0	91

Our allowance for credit losses was € 5.5 billion as at June 30, 2014, thereof 96 % or € 5.2 billion related to our loan portfolio and 4 % or € 238 million to off-balance sheet positions (predominantly loan commitments and guarantees). The allowance for loan losses is attributable 54 % to collectively assessed and 46 % to individually assessed loan losses. The net decrease in our allowance for loan losses of € 373 million compared with prior year end results from € 824 million of net charge-offs and € 23 million other changes, such as accretion on impaired loans and foreign exchange effects, partly offset by additions of € 474 million provisions. Our allowance for off-balance sheet positions increased net by € 22 million compared with prior year end mainly due to additional provisions.

Provision for credit losses recorded in the first half 2014 decreased by € 332 million or 40 % to € 496 million compared with the first half 2013. Our overall loan loss provisions decreased by € 338 million or 42 % in the first half 2014 compared with the first half 2013. This reduction results from our individually assessed loan portfolio, where provisioning declined by € 341 million reflecting lower provisions in NCOU and the non-recurrence of large single items in our Core business recorded in the first six months 2013. Provisions for our collectively assessed portfolio were almost flat compared to the first half of 2013 as provisioning in PBC remained stable, as the improvements caused by the good environment in Germany largely offset the one-off gain in 2013 from the sale of non-performing loan portfolios. Our overall provisions for off-balance sheet positions increased by € 6 million compared with previous year’s first half driven by CB&S as a result of higher charges for individually assessed positions.

Net charge-offs increased by € 391 million in the first half 2014 compared to the first half 2013 largely driven by the individually assessed loan portfolio at Postbank following an alignment of processes in the first quarter of 2014. These alignments resulted in an adjustment of the level of loan loss allowance for loans recorded at Postbank by € 233 million reflecting accelerated write-offs as well as the elimination of previous misclassification of recoveries in the credit quality of Postbank loans, which had been impaired after change of control, as interest income.

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	Counterparty Credit Risk: Regulatory Assessment

Our allowance for loan losses for IAS 39 reclassified assets, which are reported in NCOU, amounted to € 471 million as at June 30, 2014, representing 9 % of our total allowance for loan losses, slightly down from the € 479 million (9 % of total allowance for loan losses) at year end 2013. The slight reduction in the first six months of 2014 was a result of charge offs of € 44 million largely offset by additional provisions for loan losses of € 37 million.

Compared to the first half 2013, provision for loan losses for IAS 39 reclassified assets dropped by € 98 million to € 37 million and net charge offs decreased by € 126 million to € 44 million in the first six months of 2014. Both reductions result from the non-recurrence of large items in the present year compared to high levels in the comparison period.

	Six months ended Jun 30, 2013
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,266	2,426	4,692	118	97	215	4,907

Provision for credit losses	532	280	812	5	11	16	828
Thereof: (Gains)/Losses from disposal of impaired loans	4	(43)	(39)	0	0	0	(39)

Net charge-offs:	(321)	(111)	(432)	0	0	0	(432)
Charge-offs	(336)	(199)	(535)	0	0	0	(535)
Recoveries	15	88	103	0	0	0	103

Changes in the group of consolidated companies	0	0	0	0	0	0	0

Exchange rate changes/other	(45)	(20)	(65)	0	0	0	(65)

Balance, end of period	2,432	2,575	5,007	123	108	231	5,237

Changes compared to prior year

Provision for credit losses
In € m.	83	(14)	69	17	9	26	95
In %	18	(5)	9	(144)	444	(260)	13

Net charge-offs
In € m.	44	24	68	0	0	0	68
In %	(12)	(18)	(14)	0	0	0	(14)

Counterparty Credit Risk: Regulatory Assessment

This section provides details on our exposure at default (EAD) and RWA by regulatory defined exposure classes and model approaches, including our securitization positions. The tables presented for the current reporting period are based on the CRR/CRD 4 framework, while the comparative information for year-end 2013 is based on the then prevailing Basel 2.5 framework excluding the transitional adjustment according to section 64h (3) of the German Banking Act as valid through December 31, 2013. Quantitative information presented follows the regulatory scope of consolidation.

We generally apply the advanced internal rating based approach (IRBA) for the majority of our advanced IRBA eligible credit portfolios to calculate the regulatory capital requirements according to the CRR/CRD 4 framework, based on respective approvals received from BaFin. The advanced IRBA is the most sophisticated approach available under the regulatory framework for credit risk allowing us to make use of our internal rating methodologies as well as internal estimates of specific other risk parameters. Moreover, we apply the foundation IRBA for a portion of Postbank’s IRBA eligible credit portfolios, for which Postbank received respective BaFin approvals in recent years. Exposures which we do not treat under the advanced or the foundation IRBA are allocated either to “Other IRBA Exposure” or to the “Standardized Approach”.

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	Counterparty Credit Risk: Regulatory Assessment

We have always met the regulatory minimum requirements with regard to the respective coverage ratio thresholds as calculated by EAD and RWA according to Section 10 SolvV applicable since January 1, 2014 and Section 67 SolvV applicable through December 31, 2013, respectively. Nevertheless, because institutions are urged to apply the advanced IRBA as comprehensively as possible, we continue our efforts to further enhance our respective coverage ratio. For a few remaining advanced IRBA eligible portfolios temporarily assigned to the standardized approach, an implementation plan and approval schedule have been set up and agreed with the competent authorities, the BaFin and the Bundesbank.

The BaFin approvals obtained as a result of the advanced IRBA audit processes for our counterparty credit exposures excluding Postbank allow the usage of 68 internally developed rating systems for regulatory capital calculation purposes. Postbank’s approvals, excluding PB Capital Corporation, obtained from the BaFin as a result of its IRBA audit processes for the counterparty credit exposures allow the usage of 13 internally developed rating systems for regulatory capital calculation purposes.

The line item “Other exposures” contains predominantly collective investment undertakings, equity exposures and non-credit obligations treated under other internal rating based approaches as well as remaining exposures classes for the standardized approach which do not fall under central governments, institutions, corporates or retail.

EAD and RWA according to the model approaches applied to our credit risk portfolios

	Jun 30, 2014 CRR/CRD 4
	Advanced IRBA		Foundation IRBA		Other IRBA		Standardized Approach		Total
in € m.	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	Capital Require- ments
Central governments	107,774	4,408	0	0	0	0	74,838	222	182,612	4,631	370

Institutions	70,864	14,718	1	2	1,599	1,981	28,837	794	101,302	17,495	1,400

Corporates	277,210	96,024	5,741	2,019	9,554	6,277	23,207	15,640	315,712	119,959	9,597

Retail exposures secured by real estate property	154,062	24,320	0	0	0	0	0	0	154,062	24,320	1,946

Qualifying revolving retail exposures	4,450	558	0	0	0	0	0	0	4,450	558	45

Other retail exposures	32,941	12,876	0	0	0	0	12,972	7,919	45,913	20,795	1,664

Other exposures	2,613	6,533	0	0	7,607	21,016	26,305	11,003	36,525	38,551	3,084

Securitizations	49,240	13,173	0	0	0	0	2,066	2,229	51,306	15,402	1,232

Total	699,155	172,611	5,742	2,021	18,760	29,274	168,226	37,807	891,883	241,712	19,337

Thereof: counterparty credit risk from	128,903	37,382	161	117	574	1,125	37,804	2,645	167,442	41,269	3,302

Derivatives	74,954	33,467	161	117	574	1,125	34,074	2,520	109,763	37,228	2,978

Securities financing transactions	53,949	3,915	0	0	0	0	3,730	126	57,680	4,041	323

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	Dec 31, 2013 Basel 2.5
	Advanced IRBA		Foundation IRBA		Other IRBA		Standardized Approach		Total
in € m.	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	Capital Require- ments
Central governments	92,354	4,353	8	2	0	0	75,706	213	168,068	4,569	366

Institutions	60,912	9,175	5,592	1,320	0	0	4,976	198	71,481	10,693	855

Corporates	264,751	81,397	7,396	4,880	10,169	6,067	23,248	15,235	305,564	107,578	8,606

Retail exposures secured by real estate property	153,271	22,523	0	0	0	0	5,173	2,275	158,443	24,799	1,984

Qualifying revolving retail exposures	4,537	621	0	0	0	0	0	0	4,537	621	50

Other retail exposures	33,082	13,990	0	0	0	0	8,593	5,982	41,675	19,972	1,598

Other exposures	0	0	0	0	7,958	10,424	25,287	14,507	33,245	24,931	1,994

Securitizations	49,368	7,834	0	0	0	0	2,175	1,222	51,543	9,057	725

Total	658,273	139,894	12,997	6,202	18,127	16,490	145,159	39,633	834,557	202,219	16,178

Thereof: counterparty credit risk from	122,455	28,265	317	193	414	394	9,571	1,833	132,757	30,684	2,455

Derivatives	75,738	25,900	317	193	414	394	8,630	1,806	85,099	28,292	2,263

Securities financing transactions	46,716	2,365	0	0	0	0	941	27	47,657	2,392	191

The movements in EAD in the exposure class “central governments” in the advanced IRBA resulted from higher positions in interest earning deposits with central banks.

The increase in EAD in the exposure class “institutions” within the advanced IRBA predominantly results from the transfer of the Postbank Large Cap Corporates / Financial Institutions portfolio and corresponds with the decrease in the exposure class “institutions” within the foundation IRBA. Furthermore the increase in RWA was primarily driven by growth in CB&S.

The increase in EAD and RWA in the exposure class “institutions” within the standardized approach mainly relates to central counterparties which are newly introduced into the RWA calculation according to the CRR/CRD 4 framework.

Overall we saw in the advanced IRBA an increase in EAD and RWA within the exposure class “corporate”, mainly resulting from growing business in CB&S and GTB and to a lesser extent also from above mentioned portfolio switch in the Postbank portfolio.

The decrease in EAD and RWA in the exposure class “retail exposures secured by real estate property” within the standardized approach is mainly a result of a re-design of the regulatory defined exposure class segmentation following the CRR/CRD 4 framework where this exposure has been entirely allocated to the exposure class “other retail exposures”.

The increase in EAD and RWA within the exposure class “other exposures” across all model approaches mainly results from components like deferred tax assets and financial sector entities newly considered within the RWA calculation as introduced by the CRR/CRD 4 framework.

The movement in the first six months of 2014 in the securitisation segment is driven by the CRR/CRD 4 framework where positions formerly being deducted from the capital, which now have to be included into RWA.

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	Counterparty Credit Risk: Regulatory Assessment

Internal Ratings and Probability of Defaults

All internal ratings and scorings are based on a uniform master scale, which assigns each rating or scoring result to the default probability determined for that class.

Internal ratings and their PD ranges

Internal rating	PD range in %[1]
iAAA	> 0.00 ≤ 0.01

iAA+	> 0.01 ≤ 0.02

iAA	> 0.02 ≤ 0.03

iAA–	> 0.03 ≤ 0.04

iA+	> 0.04 ≤ 0.05

iA	> 0.05 ≤ 0.07

iA–	> 0.07 ≤ 0.11

iBBB+	> 0.11 ≤ 0.18

iBBB	> 0.18 ≤ 0.30

iBBB–	> 0.30 ≤ 0.50

iBB+	> 0.50 ≤ 0.83

iBB	> 0.83 ≤ 1.37

iBB–	> 1.37 ≤ 2.27

iB+	> 2.27 ≤ 3.75

iB	> 3.75 ≤ 6.19

iB–	> 6.19 ≤ 10.22

iCCC+	> 10.22 ≤ 16.87

iCCC	> 16.87 ≤ 27.84

iCCC–	> 27.84 ≤ 99.99

Default	100.00

[1]	Reflects the probability of default for a one year time horizon.

Advanced IRBA Exposure with Corporates

The table below shows our advanced IRBA exposures with Corporates, including portfolios from Postbank. The presentation excludes counterparty credit risk exposures from derivatives and securities financing transactions (SFT). The exposures are distributed on our internal rating scale, showing also the probability of default (PD) range for each grade. Our internal ratings correspond to the respective external Standard & Poor’s rating equivalents. The EAD net is presented in conjunction with exposures-weighted average PD and loss given default (LGD), the RWA and the average risk weight (RW). The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives. The effect of double default, to the extent applicable to exposures outside of Postbank is considered in the average risk weight. It implies that for a guaranteed exposure a loss only occurs if the primary obligor and the guarantor fail to meet their obligations at the same time.

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	Counterparty Credit Risk: Regulatory Assessment

EAD net for Advanced IRBA Credit Exposures by PD Grade with Corporates (excluding derivatives and SFTs)

in € m. (unless stated otherwise)	Jun 30, 2014 CRR/CRD 4						Dec 31, 2013 Basel 2.5
Internal rating	EAD net	Average PD in %[1]	Average LGD in %	RWA	Average RW in %	EL/EAD in %	EAD net	Average PD in %[1]	Average LGD in %	RWA	Average RW in %	EL/EAD in %
iAAA	4,058	0.03	21.22	229	5.64	0.01	3,084	0.03	24.81	196	6.35	0.01

iAA+	6,183	0.03	22.60	392	6.34	0.01	5,448	0.03	19.67	286	5.25	0.01

iAA	7,667	0.03	19.37	439	5.73	0.01	7,555	0.03	18.29	420	5.56	0.01

iAA–	10,941	0.04	33.83	1,572	14.36	0.01	11,213	0.04	31.29	922	8.22	0.01

iA+	11,169	0.05	30.17	1,533	13.72	0.01	11,167	0.05	28.56	1,293	11.58	0.01

iA	16,730	0.07	31.30	2,855	17.06	0.02	14,927	0.07	31.28	2,349	15.73	0.02

iA–	18,387	0.09	38.12	4,515	24.56	0.03	17,690	0.09	35.62	3,705	20.95	0.03

iBBB+	20,424	0.14	35.24	6,033	29.54	0.05	18,121	0.14	31.90	4,512	24.90	0.04

iBBB	18,494	0.23	31.27	6,087	32.91	0.07	18,145	0.23	32.54	5,984	32.98	0.07

iBBB–	18,376	0.39	32.28	8,129	44.23	0.12	16,884	0.39	31.05	6,885	40.78	0.11

iBB+	11,759	0.64	30.78	5,788	49.22	0.18	9,958	0.64	32.21	5,436	54.60	0.20

iBB	11,980	1.07	26.94	6,588	54.99	0.27	11,819	1.07	28.10	6,835	57.83	0.30

iBB–	11,869	1.76	29.99	7,756	65.35	0.51	9,062	1.76	24.59	5,625	62.07	0.43

iB+	7,552	2.92	22.10	5,018	66.45	0.63	6,452	2.92	19.94	3,969	61.51	0.84

iB	6,264	4.81	22.80	5,289	84.43	1.09	5,167	4.79	21.45	3,948	76.42	1.02

iB–	3,480	7.94	21.33	3,291	94.57	1.72	3,935	7.94	15.90	2,664	67.71	1.26

iCCC+	1,243	13.00	22.27	1,316	105.82	2.59	1,140	13.00	14.58	809	70.94	1.89

iCCC	706	21.94	19.98	827	117.14	4.47	738	21.95	23.77	1,035	140.38	5.19

iCCC–	888	31.00	15.47	561	63.22	3.36	802	31.00	12.15	569	70.92	3.77

Default	9,109	100.00	24.73	2,030	22.28	N/M	9,975	100.00	25.77	2,405	24.11	N/M

Total	197,282	5.63	29.92	70,248	35.61	0.24	183,284	6.44	28.70	59,847	32.65	0.23

[1]	Higher average PD in % than defined for the internal rating scales iAAA and iAA+ results for Corporates exposure subject to a PD floor of 3 basis points.

The majority of these exposures are assigned to investment-grade customers. The exposures in the lowest rating class are predominantly collateralized.

EAD levels increased over the reporting period, mainly in the second quarter 2014, primarily based on growth in CB&S and GTB. An additional contribution resulted from the transfer of Postbank Large Cap Corporates/Financial Institutions portfolio from Foundation IRBA to Advanced IRBA.

Foundation IRBA Exposure with Corporates

The table below shows our foundation IRBA exposures with Corporates. It excludes counterparty credit risk exposures from derivatives and SFT. The exposure is distributed on our internal rating scale, showing also the PD range for each grade. The internal ratings correspond to the respective external Standard & Poor’s rating equivalents. The EAD net is presented in conjunction with risk-weighted assets calculated and the average RW. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives.

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	Market Risk

EAD net for Foundation IRBA Credit Exposures by PD Grade for Corporates (excluding derivative and SFTs)

in € m. (unless stated otherwise)	Jun 30, 2014 CRR/CRD 4				Dec 31, 2013 Basel 2.5
Internal rating	EAD net	Average PD in %	RWA	Average RW in %	EAD net	Average PD in %	RWA	Average RW in %
iAAA	0	0.00	0	0.00	0	0.00	0	0.00

iAA+	0	0.00	0	0.00	0	0.00	0	0.00

iAA	1,884	0.03	194	10.31	35	0.03	5	15.31

iAA–	10	0.04	2	21.12	0	0.00	0	0.00

iA+	0	0.00	0	0.00	0	0.00	0	0.00

iA	670	0.06	84	12.47	518	0.06	115	22.13

iA–	180	0.09	42	23.11	405	0.10	127	31.30

iBBB+	559	0.15	123	21.93	912	0.15	362	39.65

iBBB	598	0.23	245	41.03	1,510	0.23	754	49.93

iBBB–	568	0.38	307	53.92	1,666	0.38	1,076	64.60

iBB+	544	0.69	345	63.36	1,121	0.69	951	84.81

iBB	274	1.23	230	83.96	272	1.23	284	104.62

iBB–	70	2.06	57	81.56	287	2.06	347	120.99

iB+	0	0.00	0	0.00	0	0.00	0	0.00

iB	19	3.78	20	102.22	170	3.78	246	144.76

iB–	21	7.26	37	179.76	37	7.26	66	177.02

iCCC+	1	12.76	0	61.13	1	12.76	3	223.09

iCCC	92	18.00	229	248.36	163	18.00	382	234.34

iCCC–	0	0.00	0	0.00	0	0.00	0	0.00

Default	94	100.00	0	0.00	80	100.00	0	0.00

Total	5,584	2.28	1,915	34.27	7,177	2.05	4,718	65.73

The decrease in EAD as well as in RWA is mainly driven by the transfer of Postbank’s Large Cap Corporates/Financial Institutions portfolio from Foundation IRBA to Advanced IRBA.

Market Risk

Market Risk of Trading Units excluding Postbank

The table below presents the value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units.

Value-at-Risk of our Trading Units by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk[1]		Commodity price risk
in € m.	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Average [2]	55.2	53.6	(38.3)	(50.0)	29.9	26.5	33.0	41.6	14.3	13.4	12.9	13.8	3.4	8.3

Maximum [2]	65.6	69.0	(61.9)	(62.1)	42.8	36.6	38.9	48.0	21.1	23.9	20.8	27.8	10.2	12.8

Minimum [2]	46.5	43.0	(28.0)	(38.5)	23.7	18.7	27.8	34.9	10.2	8.8	7.2	5.8	1.3	5.5

Period-end [3]	56.7	47.9	(39.6)	(57.7)	28.1	27.2	35.8	37.9	14.2	20.2	17.0	12.4	1.3	7.8

[1]	Includes value-at-risk from gold and other precious metal positions.
[2]	Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2014 and the full year 2013, respectively.
[3]	Amounts for 2014 as of June 30, 2014 and for 2013 as of December 31, 2013.

The average value-at-risk for the first six months of 2014 increased slightly by € 2 million to € 55 million compared with the full year 2013. Interest rate risk has increased due to increased levels of short exposure over the period. This has been partly offset by reductions in credit spread risk, due to a lower level of name specific risk, and a reduction in commodities, as the business winds down. Diversification has reduced following changes in portfolio composition, which has contributed to the overall increase in average value-at-risk for the period.

During the first six months of 2014 our trading units achieved a positive actual income for 98 % of the trading days compared with 94 % in full year 2013.

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	Market Risk

Regulatory Trading Market Risk Measures

In trading market risk the comprehensive risk measure and market risk standardized approach were partially impacted by the introduction of the new CRR/CRD 4 framework which is detailed in the respective sections.

Stressed Value-at-Risk

The following table shows the stressed value-at-risk (with a 99 % confidence level and a one-day holding period) for our trading units.

Stressed Value-at-Risk by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk[1]		Commodity price risk
in € m.	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Average[2]	106.4	114.0	(119.4)	(127.5)	63.9	59.3	117.6	118.1	13.4	19.2	24.0	29.6	7.0	15.2

Maximum[2]	140.6	169.2	(147.5)	(166.8)	85.9	93.1	135.7	149.5	30.3	53.6	44.7	59.2	16.7	37.1

Minimum[2]	86.2	75.1	(102.3)	(105.5)	48.8	44.4	100.7	90.0	5.7	4.3	13.7	12.1	4.0	7.1

Period-end[3]	109.9	105.5	(140.1)	(125.3)	62.4	53.0	130.9	114.4	8.6	27.5	43.3	27.0	4.8	8.9

[1]	Includes value-at-risk from gold and other precious metal positions.
[2]	Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2014 and the full year 2013, respectively.
[3]	Amounts for 2014 as of June 30, 2014 and for 2013 as of December 31, 2013.

The average stressed value-at-risk for the first six months of 2014 was € 106 million and decreased by € 8 million compared with the full year 2013. The stressed value-at risk has reduced during the first half of 2014 most notably resulting from lower equity risk due to carrying greater downside protection, with some additional reductions resulting from foreign exchange risk and commodities price risk. Similar to value-at-risk there has been an increase in interest rate risk following increased short interest rate exposure and reduced average diversification due to changes in the composition of the portfolio.

Incremental Risk Charge

For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates and the value of the preceding 12-week average calculation. The incremental risk charge presented for the reporting dates below is the spot value and the average, maximum and minimum values calculated for the 12-week period preceding these reporting dates.

Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

	Total		Global Finance and Foreign Exchange		Rates and Credit Trading		NCOU		Emerging Markets - Debt		Other
in € m.	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Average[1]	1,306.6	968.2	133.8	66.9	679.2	505.8	(42.6)	(20.6)	271.8	179.5	264.4	236.5

Maximum[1]	1,415.0	1,044.8	253.4	82.4	822.9	603.4	(11.3)	(3.7)	343.4	205.0	457.9	323.9

Minimum[1]	1,125.7	928.5	25.3	43.5	530.4	414.2	(60.0)	(36.6)	203.7	156.1	180.7	185.1

Period-end[2]	1,336.4	995.6	168.5	82.4	693.4	563.4	(56.6)	(3.9)	221.3	168.3	309.7	185.5

[1]	Amounts show the bands within which the values fluctuated during the 12-weeks preceding June 30, 2014 and December 31, 2013, respectively.
[2]	Amounts for 2014 as of June 30, 2014 and for 2013 as of December 31, 2013.

The incremental risk charge as at the end of the first six months of 2014 was € 1.3 billion and increased by € 341 million (34%) compared with year end 2013. The 12-week average incremental risk charge for the first six months of 2014 was € 1.3 billion and thus € 338 million (35%) higher compared with the average for the 12-week period preceding December 31, 2013. The increase was driven by a higher level of single name sovereign exposures and to a lesser extent from a methodology update.

Comprehensive Risk Measure

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the highest of the spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the securitization framework. The comprehensive risk measure presented for the reporting dates below is the spot value and the average, maximum and minimum values calculated for the 12-week period preceding these reporting dates.

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	Operational Risk

Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

in € m.	2014	2013
Average[1]	326.8	316.0

Maximum[1]	345.1	359.6

Minimum[1]	299.1	285.9

Period-end[2]	181.2	223.8

[1]	Amounts show the bands within which the values fluctuated during the 12-weeks preceding June 30, 2014 and December 31, 2013.
[2]	Amounts for 2014 as of June 30, 2014 and figures for 2013 as of December 31, 2013.

The comprehensive risk measure as at the end of the first six months of 2014 was € 181 million and decreased by € 43 million (19.0%) compared with year end 2013. The 12-week average of our comprehensive risk measure for the first six months of 2014 was € 327 million and thus € 11 million (3.4%) higher compared with the average for the 12-week period preceding December 31, 2013, mainly due to the impact of a higher floor applicable in the calculation under the CRR/CRD 4 framework which has been partly offset by de-risking.

Market Risk Standardized Approach

Securitization positions in the trading book, including securitization positions in the correlation trading portfolio which are not eligible for the comprehensive risk measure, are subject to the market risk standardized approach for specific interest rate risk. In the Basel 2.5 framework, exposures that were unrated or rated below BB, were considered as capital deduction items and did not result in RWA. Under the new regulatory CRR/CRD 4 framework, which became effective on January 1, 2014, these exposures can no longer be deducted from capital but are included in the RWA calculation.

As of June 30, 2014, the securitization positions, for which the specific interest rate risk is calculated using the market risk standardized approach, generated capital requirements of € 2.5 billion corresponding to risk-weighted assets of € 31.6 billion. As of December 31, 2013, applying the CRR/CRD 4 framework these positions would have amounted to capital requirements of € 2.0 billion and risk-weighted assets of € 24.5 billion. The increase was primarily due to higher inventory levels and cancelled hedges.

Additionally, the capital requirement for investment funds under the market risk standardized approach was € 107 million corresponding to risk-weighted assets of € 1.3 billion as of June 30, 2014, compared with € 78 million and € 977 million as of December 31, 2013. The change was due to an increase in exposures in the portfolio.

For nth-to-default credit default swaps the capital requirement remained at € 5 million corresponding to risk-weighted assets of € 65 million compared with € 5 million and € 63 million as of December 31, 2013.

The capital requirement for longevity risk under the market risk standardized approach as of June 30, 2014 was € 30 million corresponding to risk-weighted assets of € 376 million compared with € 29 million and € 363 million as of December 31, 2013.

Market Risk of Trading Book at Postbank

We calculate the Value-at-Risk of Postbank trading book with a 99 % confidence level and a one-day holding period. In line with Postbank’s trading book strategy the value-at-risk as of June 30, 2014 was maintained with € 0.1 million at the same level compared with December 31, 2013, and was mainly related to the foreign exchange risk.

Operational Risk

In the first half of 2014 our operational loss profile continued to be driven by legal operational risk losses including legal provisions even as the sum of both decreased compared to year-end 2013. For a more detailed description of our current litigations, please see Section “Other Contingencies” of this Interim Report. Our non-legal operational risk losses declined compared with the year-end 2013. The outlook for rest of year remains

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	Liquidity Risk

cautious, due to the legal and regulatory environment that we believe will continue to affect our business. Our operational risk management fosters a forward looking risk management with regard to monitoring of potential profits and losses, focusing on trend analyses based upon available losses and key risk indicator data.

Economic Capital Usage for Operational Risk by Business Division

			2014 increase (decrease) from 2013
in € m. (unless stated otherwise)	Jun 30, 2014	Dec 31, 2013	in € m.	in %
Corporate Banking & Securities	3,095	2,475	620	25

Private & Business Clients	1,055	803	252	31

Global Transaction Banking	133	96	37	39

Deutsche Asset & Wealth Management	742	580	162	28

Non-Core Operations Unit	1,360	1,298	62	5

Total economic capital usage for operational risk	6,385	5,253	1,132	22

The economic capital usage for operational risk as of June 30, 2014 was € 6.4 billion, € 1.1 billion or 22%, higher compared to year-end 2013. The increase is mainly driven by a proactive recognition of the impact of model enhancements to our Advanced Measurement Approach (AMA) model, see below. This increase in economic capital is spread across all business divisions.

Operational Risk Framework Development

We apply an Advanced Measurement Approach (AMA) for the Operational Risk regulatory capital calculation. The AMA model is subject to a continuous validation and enhancement in an effort to adequately reflect our risk profile. As part of the continuous enhancement and validation of our model we recently submitted model changes to BaFin and are awaiting approval. These model changes include an improved validation and recalibration methodology for insurance recoveries, changes to the modelling of the loss frequency as well as an enhanced scoring mechanism for the key risk indicators in the AMA model.

Further, we have submitted an additional model change request to BaFin to replace our € 1 billion safety margin, which we continuously apply since its implementation in 2011. This model change adds increased forward looking aspects to the AMA model. This change will make our model more risk sensitive by including reasonably possible litigation losses in our “Relevant Loss Data”. These reasonably possible litigation losses may result from both ongoing legal matters and new legal matters, which are reviewed quarterly and are based on the judgements of the counsel.

While our dialogue with BaFin on these model enhancements is on-going, management has decided to recognise the impact of these model changes where they will lead to an increase in capital requirement over our models that have previously been approved by BaFin.

Liquidity Risk

Composition of our external funding sources in euro billion and as a percentage of our total external funding sources

in € bn. (unless stated otherwise)	Jun 30, 2014		Dec 31, 2013
Capital Markets and Equity	202	20%	185	19%

Retail	278	28%	282	29%

Transaction Banking	183	18%	178	18%

Other Customers[1]	80	8%	97	10%

Unsecured Wholesale	78	8%	73	7%

Secured Funding and Shorts	156	16%	150	15%

Financing Vehicles[2]	22	2%	19	2%

Total external funding	1,000	100%	984	100%

[1]	Other Customers includes fiduciary, self-funding structures (e.g. X-markets) and margin/prime brokerage cash balances (shown on a net basis).
[2]	Includes ABCP conduits.

Reference: To reconcile to the total balance sheet, add derivatives & settlement balances € 558 billion (€ 524 billion), netting effect for margin & prime brokerage cash balances (shown on a net basis) € 56 billion (€ 50 billion), and other non-funding liabilities € 52 billion (€ 55 billion) for June 30, 2014, and December 31, 2013, respectively.

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	Liquidity Risk

The increase of capital markets and equity by € 17 billion during the first six months of 2014 reflects increased funding activities and the capital increase completed in June 2014. The higher amount of € 5 billion in transaction banking, of € 6 billion in secured funding and shorts and of € 4 billion in unsecured wholesale funding reflected increasing business activity in comparison to low year-end levels. The € 17 billion reduction in other customers was largely driven by a lower amount of net cash margin received and a reduction in liabilities relating to customer investments in exchange traded funds.

Our initial funding plan of € 20 billion for the full year was achieved in May 2014. The funding plan was increased to € 30-35 billion to fund additional business growth after our capital increase and to take advantage of good market conditions. During the first half of 2014, we raised € 24.8 billion at an average spread of 47 bps (Additional Tier 1 instruments are excluded from the spread calculation) over the relevant floating index (e.g. Libor), with an average tenor of 4.9 years. The most significant transaction over this period was Deutsche Bank’s inaugural € 3.5 billion Additional Tier 1 triple-tranche benchmark issue, split into a € 1.75 billion perpetual non-call 8 year tranche with a coupon of 6%, a U.S.$ 1.25 billion perpetual non-call 6 year tranche with a coupon of 6.25 % and a GBP 0.65 billion perpetual non-call 12 year tranche with a coupon of 7.125%. For the remainder of the year we intend to source the rest of our requirements through a variety of channels, including issuances targeted at retail investors, private placements with institutional investors and further public benchmark issuances.

Regular stress test analyses aim to ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress. For this purpose we hold liquidity reserves which comprise available cash and cash equivalents, highly liquid securities (includes government, government guaranteed and agency securities) as well as other unencumbered central bank eligible assets. The volume of the liquidity reserves is a function of the expected stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. As such, the total volume of liquidity reserves will fluctuate according to the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Liquidity reserves include only assets that are freely transferable within the group, or can be applied against local entity stress outflows. These reserves are held across major currencies and key locations in which the bank is active. The vast majority of our liquidity reserves are centrally held at our parent level or at our foreign branches. Size and composition are subject to regular senior management review. The haircuts applied reflect our assumption of the actual liquidity value that could be obtained, primarily through secured funding, and take into account the experience observed in secured funding markets at times of stress.

Composition of our liquidity reserves by parent company (including branches) and subsidiaries

	Jun 30, 2014		Dec 31, 2013
in € bn.	Carrying Value	Liquidity Value	Carrying Value	Liquidity Value
Available cash and cash equivalents (held primarily at central banks)	89	89	78	77

Parent (incl. foreign branches)	78	78	68	67

Subsidiaries	11	11	10	10

Highly liquid securities (includes government, government guaranteed and agency securities)	91	85	95	89

Parent (incl. foreign branches)	68	65	71	67

Subsidiaries	23	20	24	22

Other unencumbered central bank eligible securities	19	13	23	17

Parent (incl. foreign branches)	14	10	17	13

Subsidiaries	4	3	6	4

Total liquidity reserves	199	187	196	183

Parent (incl. foreign branches)	161	154	156	147

Subsidiaries	38	34	41	36

Our liquidity reserves increased by € 3 billion or 2 % during the first six months of 2014 in comparison to year-end 2013.

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	Capital Management

Capital Management

On June 25, 2014, Deutsche Bank AG completed a capital increase from authorized capital against cash contributions with gross proceeds of € 8.5 billion. The number of shares of Deutsche Bank AG has increased by 359.8 million, from 1,019.5 million to 1,379.3 million, and includes both the issuance of 59.9 million new shares without subscription rights to an anchor investor, and our fully underwritten public offering of 299.8 million new shares via subscription rights.

Prior to the launch of the fully underwritten rights offering, we issued 59.9 million new shares at a price of € 29.20 to Paramount Services Holdings Ltd., an investment vehicle ultimately beneficially owned and controlled by His Excellency Sheikh Hamad Bin Jassim Bin Jabor Al-Thani of Qatar, who intends to remain an anchor investor in Deutsche Bank. The transaction, which we structured as a capital increase excluding subscription rights, was not subject to the registration requirements of the U.S. Securities Act of 1933, and was not offered or sold in the United States. The gross proceeds of this offering were € 1.7 billion.

In the fully underwritten public offering with subscription rights, 299.8 million new registered no par value shares (common shares) were issued. The subscription price was € 22.50 per share. 99.1 % of the subscription rights were exercised. The remaining new shares that were not subscribed were sold in the market. The gross proceeds from the offering amounted to € 6.8 billion.

The 2013 Annual General Meeting granted our Management Board the authority to buy back up to 101.9 million shares before the end of April 2018. Thereof 51.0 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2012 Annual General Meeting. During the period from the 2013 Annual General Meeting until the 2014 Annual General Meeting (May 22, 2014), 31.3 million shares were purchased, of which 9.4 million via derivatives. The shares purchased were used for equity compensation purposes in the same period so that the number of shares held in Treasury from buybacks remained close to zero as of the 2014 Annual General Meeting.

The 2014 Annual General Meeting granted our Management Board the authority to buy back up to 101.9 million shares before the end of April 2019. Thereof 51.0 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2013 Annual General Meeting. We have received approval from the BaFin for the execution of these authorizations as required under new CRR/CRD 4 rules. During the period from the 2014 Annual General Meeting until June 30, 2014, no further shares were purchased. The number of shares held in Treasury from buybacks remained close to zero as of June 30, 2014.

Prior to the capital increase, the authorized capital available to the Management Board was € 922 million (360 million shares). With the capital increase, this was reduced to a total face value of € 0.6 million (0.2 million shares). In addition, the 2014 Annual General meeting authorized capital with a face value of € 256 million (100 million shares). Prior to the 2014 Annual General meeting, the conditional capital available to the Management Board was € 691 million (270 million shares). Following an authorization of new conditional capital of € 256 million (100 million shares) through a partial replacement of old authorizations, the conditional capital now stands at € 486 million (190 million shares). Moreover, the 2014 Annual General meeting authorized the issuance of participatory notes for the purpose of Additional Tier 1 capital.

On May 20, 2014, Deutsche Bank AG issued undated Additional Tier 1 Notes (the “AT1 Notes”), with an equivalent value of € 3.5 billion. The transaction is the first step towards reaching the overall targeted volume of approximately € 5 billion of CRR/CRD 4 compliant Additional Tier 1 capital which we plan to issue by the end of 2015.

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	Capital Management

The offering consisted of three tranches: a € 1.75 billion tranche with a coupon of 6%, a U.S.$ 1.25 billion tranche with a coupon of 6.25 % and a GBP 650 million tranche with a coupon of 7.125%. All tranches were priced at an issue price of par (100%) or greater. The denominations of the individual notes are € 100,000, U.S.$ 200,000 and GPB 100,000, respectively.

The AT1 Notes take the form of participatory notes with temporary write-down at a trigger level of 5.125 % phase-in Common Equity Tier 1 capital ratio. The AT1 Notes were issued with attached warrants, excluding shareholders’ pre-emptive rights. This decision is based on the authorization granted by the 2012 Annual General Meeting. Each AT1 Note carries one warrant, entitling the owner to purchase one common share in Deutsche Bank AG. Warrants to subscribe a total of 30,250 shares from all three tranches, which had originally been attached to the notes, were detached by an initial subscriber.

Our legacy Hybrid Tier 1 capital instruments (substantially all noncumulative trust preferred securities) are no longer recognized under CRR/CRD 4 fully-loaded rules mainly because they have no write-down or equity conversion feature. However, they are largely recognized as Additional Tier 1 capital under CRR/CRD 4 transitional provisions, and can still be partially recognized as Tier 2 capital under the CRR/CRD 4 fully-loaded rules. During the transitional phase-out period the maximum recognizable amount of Additional Tier 1 instruments from Basel 2.5 compliant issuances as of December 31, 2012 will be reduced at the beginning of each financial year by 10 % or € 1.3 billion, through 2022. For June 30, 2014, this resulted in eligible Additional Tier 1 instruments of € 13.5 billion (i.e., € 3.5 billion newly issued AT1 Notes plus € 10.0 billion of legacy Hybrid Tier 1 instruments recognizable during the transition period), compared with € 11.2 billion as of December 31, 2013 under CRR/CRD 4 transitional. Three Hybrid Tier 1 capital instruments with a notional of € 1.7 billion and an eligible equivalent amount of € 1.6 billion have been called in the first half 2014. € 8.9 billion of the legacy Hybrid Tier 1 instruments can still be recognized as Tier 2 capital under the CRR/CRD 4 fully loaded rules.

The Tier 2 instrument types (subordinated debt, profit participation rights, cumulative preferred securities) and the categorization into Upper and Lower Tier 2 capital according to Basel 2.5 no longer apply under CRR/CRD 4. All our former Basel 2.5-compliant Tier 2 capital instrument-types are considered as Tier 2 capital instruments according to CRR/CRD 4.

The total of our Tier 2 capital as of June 30, 2014 recognized during the transition period under CRR/CRD 4 was € 5.4 billion. Thereof, € 666 million were legacy Hybrid Tier 1 instruments that are counted as Tier 2 capital, representing the excess amount of the outstanding legacy Hybrid Tier 1 instruments above the respective cap during the transitional period (the so called ‘spill-over’). The gross notional value of the Tier 2 capital instruments was € 7.4 billion. The difference to the recognizable Tier 2 capital during the transition period under CRR/CRD 4 is mainly due to capital deductions for maturity haircuts, which provide for a straight proportional reduction of the eligible amount of an instrument in the last 5 years before maturity. Since December 31, 2013, thirteen Tier 2 capital instruments with a total notional of € 2.2 billion have been called in the first half of 2014.

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	Regulatory Capital

Regulatory Capital

Starting January 1, 2014, the calculation of our regulatory capital is based on the Basel 3 framework as implemented by the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” as amended (Capital Requirements Regulation, or “CRR”), and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” as amended (Capital Requirements Directive 4, or “CRD 4”) published on June 27, 2013 and implemented into German law by means of further amendments to the German Banking Act (KWG) and the German Solvency Regulation (SolvV) and accompanying regulations. Comparatives for year-end 2013 are provided on a pro forma basis as at that time the preceding Basel 2.5 framework as implemented into European and German law was still applicable. The information in this section as well as in the section “Development of risk-weighted Assets” is based on the regulatory principles of consolidation.

Under the CRR/CRD 4 transitional rules, capital instruments no longer eligible are phased-out while the new rules on regulatory adjustments are phased-in. These provisions are allowed in order to ease the transition for banks to the fully loaded capital rules. The fully loaded CRR/CRD 4 metrics do not take these transitional rules into account, (i.e. all capital instruments no longer eligible are excluded and all new regulatory adjustments are applied). In some cases, CRR/CRD 4 left in place unchanged transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2.5 regarding the risk weighting of certain categories of assets. These include rules permitting the grandfathering of equity investments at a risk-weight of 100 % and allowing the selection of the greater position of long and short positions as the basis for measurement in the Market Risk Standardized Approach rather than the sum of both long and short positions. In these cases, our CRR/CRD 4 methodology assumes that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions.

Summary of Regulatory Capital, RWA and Capital Ratios

	Jun 30, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Pro forma CRR/CRD 4 fully-loaded	Pro forma CRR/CRD 4	Basel 2.5
Common Equity Tier 1 capital before regulatory adjustments	63,438	63,481	53,846	53,557	53,558

Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(17,448)	(4,665)	(19,850)	(1,824)	(15,024)

Common Equity Tier 1 (CET 1) capital	45,990	58,816	33,995	51,733	38,534

Additional Tier 1 (AT1) capital before regulatory adjustments	3,468	13,956	0	11,741	12,701

Total regulatory adjustments to Additional Tier 1 (AT1) capital[1]	(19)	(10,470)	0	(12,785)	(519)

Additional Tier 1 (AT1) capital	3,449	3,485	0	0	12,182

Tier 1 capital (T1 = CET 1 + AT1)	49,440	62,302	33,995	51,733	50,717

Tier 2 (T2) capital before regulatory adjustments	13,144	5,432	14,291	6,085	7,787

Total regulatory adjustments to Tier 2 (T2) capital	(32)	(405)	(107)	(906)	(3,040)

Tier 2 (T2) capital	13,112	5,026	14,184	5,179	4,747

Total Regulatory capital (TC = T1 + T2)	62,552	67,328	48,179	56,912	55,464

Total risk-weighted assets	398,674	401,211	350,143	355,127	300,369

Capital ratios

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	11.5	14.7	9.7	14.6	12.8

Tier 1 capital ratio (as a percentage of risk-weighted assets)	12.4	15.5	9.7	14.6	16.9

Total Regulatory capital ratio (as a percentage of risk-weighted assets)	15.7	16.8	13.8	16.0	18.5

[1]	Qualifying AT1 deductions that exceed AT1 capital are deducted from CET 1 capital (reflected in “Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital”).

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	Regulatory Capital

Regulatory Capital, RWA and Capital Ratios

	Jun 30, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Pro forma CRR/CRD 4 fully-loaded	Pro forma CRR/CRD 4	Basel 2.5
Common Equity Tier 1 (CET 1) capital: instruments and reserves

Capital instruments and the related share premium accounts	37,210	37,210	28,789	28,789	28,789
Thereof: Ordinary shares[1]	37,210	37,210	28,789	28,789	28,789

Retained earnings	27,043	27,043	27,194	27,194	27,195

Accumulated other comprehensive income	(1,593)	(1,661)	(2,039)	(2,457)	(2,457)

Funds for general banking risk	0	0	0	0	0

Amount of qualifying items referred to in Art. 484 (3) CRR and the related share premium accounts subject to phase out from CET 1[2]	N/M	0	N/M	0	N/M

Public sector capital injections grandfathered until 1 January 2018	N/M	N/M	N/M	N/M	N/M

Noncontrolling Interests (amount allowed in consolidated CET 1)	0	111	0	130	130

Independently reviewed interim profits net of any foreseeable charge or dividend	779	779	(98)	(98)	(98)

Common Equity Tier 1 capital before regulatory adjustments	63,438	63,481	53,846	53,557	53,558

Common Equity Tier 1 capital: regulatory adjustments

Additional value adjustments (negative amount)[2]	N/M	N/M	N/M	N/M	N/M

Intangible assets (net of related tax liabilities) (negative amount)	(12,027)	(2,405)	(11,466)	0	(11,466)

Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(2,090)	(418)	(2,203)	0	0

Fair value reserves related to gains or losses on cash flow hedges	(153)	(153)	(93)	(93)	0

Negative amounts resulting from the calculation of expected loss amounts	(723)	(149)	(987)	0	(430)

Any increase in equity that results from securitized assets (negative amount)	0	0	0	0	0

Gains or losses on liabilities designated at fair value resulting from changes in own credit standing[3]	(461)	(116)	(533)	3	(1)

Defined benefit pension fund assets (negative amount)	(756)	(151)	(663)	0	0

Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)[4]	(62)	(17)	(36)	0	(3)

Holdings of the CET 1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0	0	0

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above the 10 % threshold and net of eligible short positions) (negative amount)[5]	0	0	0	0	0

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10 % threshold and net of eligible short positions) (negative amount)[6]	0	0	0	0	(1,589)

Exposure amount of the following items which qualify for a Risk Weight of 1250%, where the institution opts for the deduction alternative	0	0	0	0	(945)
Thereof:
Qualifying holdings outside the financial sector (negative amount)	0	0	0	0	0
Securitization positions (negative amount)	0	0	0	0	(945)
Free deliveries (negative amount)	0	0	0	0	0

Deferred tax assets arising from temporary differences (amount above 10 % threshold, net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(277)	(55)	(1,667)	0	0

Amount exceeding the 15 % threshold (negative amount)	(558)	(87)	(1,828)	0	0
Thereof:
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	(208)	(32)	(839)	0	0
Deferred tax assets arising from temporary differences	(351)	(54)	(989)	0	0

Losses for the current financial year (negative amount)	0	0	0	0	0

Regulatory adjustments applied to CET 1 capital in respect of amounts subject to pre-CRR treatment:	N/M	0	N/M	0	N/M

Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR[7]	N/M	(774)	N/M	(316)	(215)

Amount to be deducted from or added to CET 1 capital with regard to additional filters and deductions required pre CRR[8]	(340)	(340)	(374)	(374)	(374)

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	Regulatory Capital

	Jun 30, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Pro forma CRR/CRD 4 fully-loaded	Pro forma CRR/CRD 4	Basel 2.5
Qualifying AT1 deductions that exceed the AT1 capital of the institution (negative amount)	0	0	0	(1,044)	0

Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(17,448)	(4,665)	(19,850)	(1,824)	(15,024)

Common Equity Tier 1 (CET 1) capital	45,990	58,816	33,995	51,733	38,534

Additional Tier 1 (AT1) capital: instruments

Capital instruments and the related share premium accounts	3,468	3,468	0	0	12,701
Thereof:
Classified as equity under applicable accounting standards	0	0	0	0	0
Classified as liabilities under applicable accounting standards	0	0	0	0	12,701

Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	N/M	10,488	N/M	11,741	N/M

Public sector capital injections grandfathered until 1 January 2018	N/M	N/M	N/M	N/M	N/M

Tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties	0	0	0	0	0
Thereof: instruments issued by subsidiaries subject to phase out	N/M	0	N/M	0	N/M

Additional Tier 1 (AT1) capital before regulatory adjustments	3,468	13,956	0	11,741	12,701

Additional Tier 1 (AT1) capital: regulatory adjustments

Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)[9]	(19)	(486)	0	(519)	(519)

Holdings of the AT1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0	0	0

Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above the 10 % threshold and net of eligible short positions) (negative amount)[5]	0	0	0	0	0

Direct, indirect and synthetic holdings by the institution of the AT1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10 % threshold net of eligible short positions) (negative amount)[6]	0	0	0	0	0

Regulatory adjustments applied to AT1 capital in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in CRR (i.e., residual amounts)	N/M	0	N/M	0	N/M

Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	(9,985)	N/M	(12,266)	N/M
Thereof:
Intangible assets	N/M	(9,622)	N/M	(11,466)	N/M
Shortfall of provisions to expected losses	N/M	(298)	N/M	(500)	N/M
Significant investments in the capital of other financial sector entities	N/M	(64)	N/M	(299)	N/M

Residual amounts deducted from AT1 capital with regard to deduction from Tier 2 (T2) capital during the transitional period pursuant to Art. 475 CRR	N/M	0	N/M	0	N/M

Amount to be deducted from or added to AT1 capital with regard to additional filters and deductions required pre CRR	N/M	0	N/M	0	N/M

T2 deductions that exceed the T2 capital of the institution (negative amount)	0	0	0	0	0

Total regulatory adjustments to Additional Tier 1 (AT1) capital[10]	(19)	(10,470)	0	(12,785)	(519)

Additional Tier 1 (AT1) capital	3,449	3,485	0	0	12,182

Tier 1 capital (T1 = CET 1 + AT1)[11]	49,440	62,302	33,995	51,733	50,717

Tier 2 (T2) capital: instruments and provisions

Capital instruments and the related share premium accounts[12]	12,130	2,800	14,291	4,834	7,787

Amount of qualifying items referred to in Art. 484 (5) CRR and the related share premium accounts subject to phase out from T2	N/M	1,223	N/M	1,251	N/M

Public sector capital injections grandfathered until 1 January 2018	N/M	N/M	N/M	N/M	N/M

Qualifying own funds instruments included in consolidated T2 capital issued by subsidiaries and held by third parties	1,014	1,409	0	0	0
Thereof: instruments issued by subsidiaries subject to phase out	N/M	0	N/M	0	N/M

Credit risk adjustments	0	0	0	0	0

Tier 2 (T2) capital before regulatory adjustments	13,144	5,432	14,291	6,085	7,787

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	Regulatory Capital

	Jun 30, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Pro forma CRR/CRD 4 fully-loaded	Pro forma CRR/CRD 4	Basel 2.5
Tier 2 (T2) capital: regulatory adjustments

Direct, indirect and synthetic holdings by an institution of own T2 instruments and subordinated loans (negative amount)[9]	(32)	(43)	(107)	(107)	(75)

Holdings of the T2 instruments and subordinated loans of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0	0	0

Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where the institution does not have a significant investment in those entities (amount above 10 % threshold and net of eligible short positions) (negative amount)[5]	0	0	0	0	0
Thereof:
New holdings not subject to transitional arrangements	N/M	N/M	N/M	N/M	N/M
Holdings existing before 1 January 2013 and subject to transitional arrangements	N/M	N/M	N/M	N/M	N/M

Direct, indirect and synthetic holdings by the institution of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions) (negative amount)[6]	0	0	0	0	0

Regulatory adjustments applied to Tier 2 in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in CRR (i.e., residual amounts)	N/M	0	N/M	0	N/M

Residual amounts deducted from Tier 2 capital with regard to deduction from Common Equity Tier 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	(363)	N/M	(799)	N/M
Thereof:
Shortfall of provisions to expected losses	N/M	(298)	N/M	(500)	N/M
Significant investments in the capital of other financial sector entities	N/M	(64)	N/M	(299)	N/M

Residual amounts deducted from Tier 2 capital with regard to deduction from Additional Tier 1 capital during the transitional period pursuant to Art. 475 CRR	N/M	0	N/M	0	N/M
Thereof:
Reciprocal cross holdings in AT1 instruments	N/M	0	N/M	0	N/M
Direct holdings of non significant investments in the capital of other financial sector entities	N/M	0	N/M	0	N/M

Amount to be deducted from or added to Additional Tier 2 capital with regard to additional filters and deductions required pre CRR	0	0	0	0	(2,965)

Total regulatory adjustments to Tier 2 (T2) capital	(32)	(405)	(107)	(906)	(3,040)

Tier 2 (T2) capital	13,112	5,026	14,184	5,179	4,747

Total Regulatory capital (TC = T1 + T2)	62,552	67,328	48,179	56,912	55,464

Risk-weighted assets in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in CRR (i.e., residual amounts)[13]	N/M	0	N/M	0	N/M
Thereof:
Items not deducted from CET 1 (CRR residual amounts)	N/M	0	N/M	0	N/M
Items not deducted from AT1 items (CRR residual amounts)	N/M	0	N/M	0	N/M
Items not deducted from T2 items (CRR residual amounts)	N/M	0	N/M	0	N/M
Thereof:
Indirect and synthetic holdings of own T2 instruments	N/M	0	N/M	0	N/M
Indirect and synthetic holdings of non significant investments in the capital of other financial sector entities	N/M	0	N/M	0	N/M
Indirect and synthetic holdings of significant investments in the capital of other financial sector entities	N/M	0	N/M	0	N/M

Total risk-weighted assets	398,674	401,211	350,143	355,127	300,369
Thereof:
Credit Risk	239,175	241,712	219,967	224,951	202,219
Credit Valuation Adjustment (CVA)	21,318	21,318	12,389	12,389	N/M
Market Risk	79,988	79,988	66,896	66,896	47,259
Operational Risk	58,193	58,193	50,891	50,891	50,891

Capital ratios and buffers

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	11.5	14.7	9.7	14.6	12.8

Tier 1 capital ratio (as a percentage of risk-weighted assets)	12.4	15.5	9.7	14.6	16.9

Total Regulatory capital ratio (as a percentage of risk-weighted assets)	15.7	16.8	13.8	16.0	18.5

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	Regulatory Capital

	Jun 30, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Pro forma CRR/CRD 4 fully-loaded	Pro forma CRR/CRD 4	Basel 2.5
Institution specific buffer requirement (CET 1 requirement in accordance with Art. 92 (1) (a) CRR plus capital conservation and countercyclical buffer requirements, plus systemic risk buffer, plus the systemically important institution buffer (G-SII or O-SII buffer), expressed as a percentage of risk-weighted assets)[14]	9.0	4.0	9.0	4.0	0.0
Thereof:
Capital conservation buffer requirement	2.5	0.0	2.5	0.0	0.0
Countercyclical buffer requirement[15]	N/M	N/M	N/M	N/M	N/M
Systemic risk buffer requirement	0.0	0.0	0.0	0.0	0.0
Global Systemically Important Institution (G-SII) or Other Systemically Important Institution (O-SII) buffer[16]	2.0	0.0	2.0	0.0	0.0

Common Equity Tier 1 capital available to meet buffers (as a percentage of risk-weighted assets)[17]	5.5	9.2	3.7	9.1	0.0

Amounts below the thresholds for deduction (before risk weighting)

Direct, indirect and synthetic holdings of the capital of financial sector entities where the institution does not have a significant investment in those entities (amount below 10 % threshold and net of eligible short positions)[5]	3,361	3,361	3,097	3,097	0

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount below 10 % threshold and net of eligible short positions)[6]	2,567	2,613	2,340	2,580	0

Deferred tax assets arising from temporary differences (amount below 10 % threshold, net of related tax liability where the conditions in Art. 38 (3) CRR are met)	4,332	4,411	2,760	3,044	0

Applicable caps on the inclusion of provisions in Tier 2 capital

Credit risk adjustments included in T2 in respect of exposures subject to standardized approach (prior to the application of the cap)	0	0	0	0	0

Cap on inclusion of credit risk adjustments in T2 under standardized approach	417	417	488	488	0

Credit risk adjustments included in T2 in respect of exposures subject to internal ratings-based approach (prior to the application of the cap)	0	0	0	0	0

Cap for inclusion of credit risk adjustments in T2 under internal ratings-base approach	967	967	984	984	894

Capital instruments subject to phase-out arrangements

Current cap on CET 1 instruments subject to phase out arrangements	N/M	0	N/M	0	N/M

Amount excluded from CET 1 due to cap (excess over cap after redemptions and maturities)	N/M	0	N/M	0	N/M

Current cap on AT1 instruments subject to phase out arrangements	N/M	10,021	N/M	11,273	N/M

Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)	N/M	666	N/M	0	N/M

Current cap on T2 instruments subject to phase out arrangements	N/M	2,908	N/M	3,271	N/M

Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)	N/M	0	N/M	0	N/M

N/M – Not meaningful

[1]	Based on EBA list as referred to in Article 26 (3) of CRR.
[2]	Final draft technical standard published by EBA is not yet adopted by European Commission.
[3]

Gains and losses on liabilities of the institution that are valued at fair value that result from changes in the own credit standing of the institution acc. Art. 33 (1) (b) CRR as well as all fair value gains and losses arising from the institution’s own credit risk related to derivative liabilities acc Art. 33 (1) (c) CRR.

[4]	Excludes holdings that are already considered in the accounting base of Common Equity. Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. only direct holdings).
[5]	Based on our current interpretation no deduction amount expected. Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. only direct holdings and Basel 2.5 threshold).
[6]	Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. only direct holdings and Basel 2.5 threshold).
[7]	Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. prudential filter based on Consolidated Financial Statements Reconciliation Regulation “Konzernabschlussüberleitungs-verordnung”).
[8]	Prudential filter for fund for home loans and savings protection (“Fonds zur bauspartechnischen Absicherung”) and for capital effects resulting from non financial at-equity investments.
[9]	Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. only direct holdings).
[10]	Qualifying AT1 deductions that exceed AT1 capital are deducted from CET 1 capital (reflected in “Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital”).
[11]	Includes silent participations of € 19 million as of June 30, 2014 and of € 20 million as of December 31, 2013.
[12]	Amortisation is taken into account.
[13]

Excludes risk-weighted assets for positions in the trading book which are subject to phase out as prescribed in CRR (i.e., CRR residual amounts) as attributed risk-weighted assets are calculated on a portfolio basis.

[14]

Art. 465 (1) (a) CRR requires a minimum Common Equity Tier 1 capital ratio of 4 % for the period from January 1, 2014 to December 31, 2014. Art. 92 (1) (a) CRR requires a minimum Common Equity Tier 1 capital ratio of 4.5 % excluding additional capital buffer for the years after the aforementioned period.

[15]	Countercyclical buffer rates not yet available.
[16]	G-SII buffer as published in November 2013 by Financial Stability Board.
[17]	Calculated as the CET 1 capital less any CET 1 items used to meet Tier 1 and Total capital requirements.

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	Regulatory Capital

Reconciliation of shareholders’ equity to regulatory capital

	Jun 30, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Pro forma CRR/CRD 4 fully-loaded	Pro forma CRR/CRD 4	Basel 2.5
Total shareholders’ equity per accounting balance sheet	64,686	64,686	54,719	54,719	54,719
Deconsolidation / Consolidation of entities	(707)	(707)	(110)	(110)	(110)
Thereof:
Additional paid-in capital	(11)	(11)	(12)	(12)	(12)
Retained earnings	(764)	(764)	(516)	(516)	(516)
Accumulated other comprehensive income, net of tax	68	68	418	418	418

Total shareholders’ equity per regulatory balance sheet	63,979	63,979	54,609	54,609	54,609

Noncontrolling interest based on transitional rules	0	111	0	130	130
Dividend accrual	(541)	(541)	(765)	(765)	(765)
Reversal of deconsolidation/consolidation of accumulated other comprehensive income, net of tax, during transitional period	0	(68)	0	(418)	(418)
Other	0	0	0	0	0

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	63,438	63,481	53,846	53,557	53,558

Development of Risk-weighted Assets

The tables below provide an overview of risk-weighted assets broken down by model approach and business division. They include the aggregated effects of reallocations between the segments.

For the current reporting date the amounts presented are based on the CRR/CRD 4 framework according to the transitional rules. The amounts for the comparative period are presented on the then prevailing Basel 2.5 framework.

In line with our decision to scale down and discontinue parts of our commodities business, certain portfolios containing discontinued activities were aggregated under the Special Commodities Group (SCG), which has been subsequently transferred from CB&S to NCOU in the first quarter of 2014. The amounts for credit, market and operational risk RWA for the comparative period have been restated including related effects from reallocations between the segments, accordingly.

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	Regulatory Capital

Risk-weighted Assets by Model Approach and Business Division

	Jun 30, 2014 CRR/CRD 4
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	80,489	70,367	40,083	6,346	22,839	21,588	241,712
Segmental reallocation	(529)	659	1,967	314	172	(2,583)	0

Advanced IRBA	71,408	52,408	30,957	2,878	13,412	1,547	172,611
Central Governments	3,239	57	873	1	51	188	4,408
Institutions	9,428	1,780	2,625	82	764	39	14,718
Corporates	50,836	8,269	26,284	2,391	7,039	1,204	96,024
Retail	120	36,633	28	110	864	0	37,755
Other	7,785	5,669	1,148	294	4,693	116	19,706

Foundation IRBA	0	2,021	0	0	0	0	2,021
Central Governments	0	0	0	0	0	0	0
Institutions	0	2	0	0	0	0	2
Corporates	0	2,019	0	0	0	0	2,019
Retail	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0

Other IRBA	4,942	7,597	91	624	2,604	13,416	29,274
Central Governments	0	0	0	0	0	0	0
Institutions	327	295	0	0	0	1,358	1,981
Corporates	1,893	4,197	67	0	121	0	6,277
Retail	0	0	0	0	0	0	0
Other	2,722	3,105	24	624	2,483	12,058	21,016

Standardized Approach	4,668	7,681	7,068	2,530	6,652	9,208	37,807
Central Governments	11	88	45	2	60	17	222
Institutions	516	121	110	8	7	32	794
Corporates	3,340	1,753	5,903	963	2,773	908	15,640
Retail	12	4,621	845	43	2,376	22	7,919
Other	789	1,098	166	1,514	1,436	8,229	13,232

Credit Valuation Adjustment (CVA)	17,060	453	10	394	3,400	0	21,318
Internal Model Approach	17,035	304	10	393	3,325	0	21,066
Standardized Approach	25	150	0	1	75	0	251

Market Risk	61,876	162	234	3,067	14,649	0	79,988
Internal Model Approach	37,351	0	234	1,730	7,178	0	46,493
Standardized Approach	24,525	162	0	1,336	7,471	0	33,495

Operational Risk	26,940	8,764	1,102	5,609	15,778	0	58,193
Advanced measurement approach	26,940	8,764	1,102	5,609	15,778	0	58,193

Total	186,365	79,746	41,429	15,416	56,666	21,589	401,211

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	Regulatory Capital

	Dec 31, 2013 Basel 2.5
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	58,952	65,909	35,418	5,809	25,298	10,832	202,219
Segmental reallocation	(850)	553	1,912	259	277	(2,152)	0

Advanced IRBA	53,598	42,651	26,140	2,589	14,104	813	139,894
Central Governments	2,922	90	896	5	258	181	4,353
Institutions	5,401	803	1,921	80	959	12	9,175
Corporates	40,970	5,638	22,378	2,398	9,394	620	81,397
Retail	124	35,844	33	106	1,027	0	37,134
Other	4,181	276	911	0	2,466	0	7,834

Foundation IRBA	0	5,937	0	0	264	0	6,202
Central Governments	0	0	0	0	2	0	2
Institutions	0	1,059	0	0	261	0	1,320
Corporates	0	4,879	0	0	1	0	4,880
Retail	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0

Other IRBA	2,330	8,046	87	440	3,163	2,424	16,490
Central Governments	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0
Corporates	1,367	4,630	67	0	2	0	6,067
Retail	0	0	0	0	0	0	0
Other	963	3,415	20	440	3,161	2,424	10,424

Standardized Approach	3,874	8,722	7,279	2,521	7,489	9,748	39,633
Central Governments	61	73	39	0	40	0	213
Institutions	28	116	12	8	32	1	198
Corporates	2,868	2,004	6,106	937	2,850	470	15,235
Retail	10	4,654	916	49	2,627	0	8,257
Other	906	1,876	206	1,526	1,941	9,275	15,729

Market Risk	33,435	128	562	2,085	11,050	0	47,259
Internal Model Approach	28,118	0	562	1,102	9,930	0	39,712
Standardized Approach	5,317	128	0	983	1,120	0	7,547

Operational Risk	22,342	6,964	832	4,659	16,095	0	50,891
Advanced measurement approach	22,342	6,964	832	4,659	16,095	0	50,891

Total	114,729	73,001	36,811	12,553	52,443	10,832	300,369

The development of risk-weighted assets in the first half of 2014 was mainly impacted by the application of the new solvency rules under the CRR/CRD 4 framework, reflecting an increase in credit and market risk as well as introducing the new credit valuation adjustment charge.

The tables below provide an analysis of key drivers for risk-weighted asset movements observed for credit, market and operational risk in the reporting period. The comparative numbers for 2013 are presented on a Basel 2.5 basis and the current reporting period also starts the Basel 2.5 values at the beginning of the year. The end of period amounts are then based upon CRR/CRD 4 transitional rules. The changes in RWA due to the application of the new solvency rules under the CRR/CRD 4 framework are included in the methodology and policy category.

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	Regulatory Capital

Development of Risk-weighted Assets for Credit Risk

	Six months ended Jun 30, 2014 CRR/CRD 4		Twelve months ended Dec 31, 2013 Basel 2.5
in € m.	Counterparty credit risk	Thereof: derivatives and repo-style transactions	Counterparty credit risk	Thereof: derivatives and repo-style transactions
Credit risk RWA balance, beginning of year	202,219[1]	29,454[1]	228,952	35,274

Book size	4,428	2,945	(4,516)	(2,167)
Book quality	1,416	2,104	(9,701)	(2,247)
Model updates	6,161	6,161	(2,061)	0
Methodology and policy	24,110	297	0	0
Acquisition and disposals	(1,711)	(62)	(5,467)	(3)
Foreign exchange movements	1,202	370	(4,988)	(1,403)
Other	3,888	0	0	0

Credit risk RWA balance, end of period	241,712	41,269	202,219	29,454

[1]	RWA balances beginning of the year 2014 are based on Basel 2.5.

The category “Book size” considers organic changes in our portfolio size and composition. “Book quality” mainly represents the effects from portfolio rating migrations, loss given default, model parameter re-calibrations as well as collateral coverage activities. Model refinements and advanced model roll out are included in “Model updates”. RWA movements resulting from external, regulatory-driven changes, e.g. applying new regulations, are considered in the “Methodology and policy” section. “Acquisition and disposals” is reserved to show significant exposure movements which can be clearly assigned to new businesses and disposal-related activities. Changes that cannot be attributed to the above categories are reflected in the category “Other”.

The increase in RWA for credit risk by € 39.5 billion or 19.5 % since December 31, 2013 is significantly determined by the introduction of the new CRR/CRD 4 regulatory framework. This effect is shown in the “Methodology and policy” category. The RWA change in the category “Model updates” represents the impact of a more restrictive application of the maturity capping which allows the bank to use a maturity of 1 year when calculating the credit risk RWA for derivatives depending on the market risk model applied for the Credit Valuation Adjustment (CVA) RWA. The increase in the category “Book size” predominantly shows the extended activities in our core business partially offset by reduction efforts resulting from de-risking activities in our non-core business. The decrease in the category “Acquisition and Disposals” primarily shows the impact of the sale of BHF-BANK in the first quarter 2014. The increase in the category “Other” mainly reflects effects on RWA in relation to applying the 10/15 % threshold rule subsequent to our share capital increase in the second quarter 2014.

On a fully loaded basis movements in RWA for credit risk in 2014 are quite comparable to the movements under the transitional rules mainly reflecting the introduction of the new CRR/CRD 4 regulatory framework. As of June 30, 2014, fully loaded RWA amounted to € 239.2 billion with the € 2.5 billion lower level compared with the RWA under transitional rules mainly attributable to lower RWA from our pension fund assets.

Development of Risk-weighted Assets for Credit Valuation Adjustment

Based on the new CRR/CRD 4 regulatory framework, we are required to calculate RWA using the CVA which takes into account the credit quality of our counterparties. RWA for CVA covers the risk of mark-to-market losses on the expected counterparty risk in connection with OTC derivative exposures. We calculate the majority of the CVA based on our own internal model as approved by the BaFin. As of June 30, 2014, the RWA for CVA amounted to € 21.3 billion, representing an increase of € 8.9 billion (72%) compared with our pro forma calculation of € 12.4 billion for December 31, 2013. The variance is due to changes in our CVA hedging strategy and also underlying portfolio and prevailing market conditions which impacted the expected exposures from the counterparty risk calculation under CVA.

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	Regulatory Capital

Development of Risk-weighted Assets for Market Risk

in € m.	Six months ended Jun 30, 2014 CRR/CRD 4	Twelve months ended Dec 31, 2013 Basel 2.5
Market risk RWA balance, beginning of year	47,259[1]	53,058

Movement in risk levels	12,857	(8,598)
Market data changes and recalibrations	(625)	1,136
Model updates	679	542
Methodology and policy	19,770	1,200
Acquisitions and disposals	(81)	0
Foreign exchange movements	128	(79)

Market risk RWA balance, end of period	79,988	47,259

[1]	RWA balance beginning of the year 2014 is based on Basel 2.5.

The analysis for market risk covers movements in our internal models for value-at-risk, stressed value-at-risk, incremental risk charge and comprehensive risk measure as well as results from the market risk standardized approach, e.g. for trading securitizations and nth-to-default derivatives or trading exposures for Postbank. The market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the market data changes and recalibrations category. Changes to our market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category of model updates. In the methodology and policy category we reflect regulatory driven changes to our market risk RWA models and calculations. Significant new businesses and disposals would be assigned to the line item acquisition and disposals.

The € 32.7 billion (69%) RWA increase for market risk since December 31, 2013 was primarily driven by increases in the category methodology and policy as well as movement in risk levels. There is an € 18.6 billion RWA increase for methodology and policy primarily from the Market Risk Standardized Approach for securitizations due to the new regulatory CRR/CRD 4 framework, which became effective on January 1, 2014. In the new framework we assign all retained securitization positions that are unrated or rated below BB a risk weight of 1,250 % to the exposure and these are now included in RWA whereas these exposures were previously considered capital deduction items. Also, under the new framework there is some increase in the floor applied to the comprehensive risk measure for the correlation trading portfolio. There has been an increase from movements in risk levels across a number of measures. The largest increase was due to the Market Risk Standardized Approach for securitizations, but increases were also seen in the incremental risk charge, from an increase in single name exposures and some increase from the value-at-risk and stressed value-at-risk models.

Development of Risk-weighted Assets for Operational Risk

in € m.	Six months ended Jun 30, 2014 CRR/CRD 4	Twelve months ended Dec 31, 2013 Basel 2.5
Operational risk RWA balance, beginning of year	50,891[1]	51,595

Loss profile changes (internal and external)	(241)	2,623
Expected loss development	(74)	(959)
Forward looking risk component	75	(515)
Model updates	7,651	1,885
Methodology and policy	0	0
Acquisitions and disposals	(109)	(3,738)

Operational risk RWA balance, end of period	58,193	50,891

[1]	RWA balance beginning of the year 2014 is based on Basel 2.5.

The overall RWA increase of € 7.3 billion was mainly driven by our proactive, early recognition of enhancements to our Advanced Measurement Approach (AMA) model which led to additional RWA of € 7.7 billion. The increase was partly offset by loss profile changes (€ 241 million reduction) and Acquisitions and Disposals due to the integration of DB Investment Services into our AMA model as per the first half of the year 2014 resulting in a RWA reduction of € 109 million.

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	Balance Sheet Management

As an outlook, the embedded impacts from the AMA model enhancements on the other Operational Risk RWA components, specifically on the Expected Loss, will materialize subsequently to the expected BaFin model approval and implementation of the model changes.

Balance Sheet Management

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favour business portfolios with the highest positive impact on our profitability and shareholder value. We monitor and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. Following the publication of the CRR/CRD 4 framework on June 27, 2013, we have established a new leverage ratio calculation according to the legally binding framework.

Reconciliation of Exposure Measures used for leverage ratio calculations

	Jun 30,2014		Dec 31, 2013
in € bn. (unless stated otherwise)	Total Assets IFRS	CRR/CRD 4 fully loaded	Total Assets IFRS	CRR/CRD 4 pro forma fully loaded
Exposure Measure (spot value at reporting date)	1,665	1,447	1,611	1,445

Total Delta to IFRS		(218)		(167)

Major exposure components and breakdown of delta to IFRS from:

Derivatives[1]	489	339	509	373

Delta to IFRS from

Netting		(391)		(401)

Add-on		241		266

Securities Financing Transactions[2]	206	45	207	44

Delta to IFRS from

Supervisory Volatility Adjustments Approach[3]		(161)		(163)

Remaining Assets	971	897	896	866

Delta to IFRS from

Pending Settlements Netting		(73)		(30)

Off-Balance Sheet Exposure		200		199

With 100 % credit conversion factor		185		185

With 50 % credit conversion factor		3		2

With 20 % credit conversion factor		8		8

With 10 % credit conversion factor		4		5

Adjustments[4]		(33)		(38)

Total equity (IFRS)	68.4		55.0

Fully loaded Tier 1 capital		49.4		34.0

IFRS Leverage Ratio (in x)	24.3		29.3

Fully loaded CRR/CRD 4 Leverage Ratio (in %)		3.4		2.4

[1]	Including derivatives qualifying for hedge accounting.
[2]	Including Prime Brokerage receivables.
[3]	Includes regulatory netting, collateral recognition and supervisory haircuts, also for non-cash SFT.
[4]	Including transition from accounting to regulatory view as well as regulatory adjustments.

Our IFRS leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 24 as of June 30, 2014, down compared with 29 at the end of 2013.

As of June 30, 2014, our fully loaded CRR/CRD 4 leverage ratio, which is a non-GAAP financial measure, was 3.4%, compared with 2.4 % as of December 31, 2013, taking into account a fully loaded Tier 1 capital of € 49.4 billion over an applicable exposure measure of € 1,447 billion (€ 34.0 billion and € 1,445 billion as of December 31, 2013, respectively).

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	Overall Risk Position

The main drivers for the above-shown improvements in the leverage ratios were our aforementioned capital increase, the issuance of CRR/CRD 4 compliant Additional Tier 1 Notes and our net income attributable to Deutsche Bank Shareholders in the first half of 2014, which together increased the respective capital measures.

In light of the introduction of the fully loaded CRR/CRD 4 leverage ratio, we discontinued both the calculation of our adjusted CRR/CRD 4 leverage ratio, which was calculated considering the phase-out methodology to derive an adjusted Tier 1 capital, as well as the adjusted IFRS leverage ratio, which was calculated after applying adjustments to reported total assets and total equity under IFRS.

Overall Risk Position

The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified. To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types.

Overall risk position as measured by economic capital usage by risk type

			2014 increase (decrease) from 2013
in € m. (unless stated otherwise)	Jun 30, 2014	Dec 31, 2013	in € m.	in %
Credit risk	11,923	12,013	(90)	(1)

Market risk	14,456	12,738	1,718	13
Trading market risk	5,376	4,197	1,179	28
Nontrading market risk	9,080	8,541	539	6

Operational risk	6,385	5,253	1,132	22

Diversification benefit across credit, market and operational risk	(5,730)	(4,515)	(1,215)	27

Economic capital usage for credit, market and operational risk	27,034	25,489	1,545	6

Business risk	3,004	1,682	1,322	79

Total economic capital usage	30,038	27,171	2,867	11

As of June 30, 2014, our economic capital usage amounted to € 30.0 billion, which was € 2.9 billion, or 11%, above the € 27.2 billion economic capital usage as of December 31, 2013.

The economic capital usage for credit risk slightly decreased by € 90 million to € 11.9 billion as of June 30, 2014. This decrease is mainly driven by operational model improvements partly offset by increased exposure, primarily in GTB.

The economic capital usage for trading market risk increased to € 5.4 billion as of June 30, 2014, compared with € 4.2 billion at year-end 2013. This was mainly driven by increased exposures in the fair value banking book and in securitization. The nontrading market risk economic capital usage increased by € 539 million, largely driven by an increase in structural foreign exchange risk arising from our issuance of AT1 notes denominated in US dollars and Pound Sterling.

The economic capital usage for operational risk increased to € 6.4 billion as of June 30, 2014, compared with € 5.3 billion at year-end 2013. The increase is mainly driven by our proactive recognition of the impact of model enhancements to our Advanced Measurement Approach (AMA) model. The economic capital continues to include the safety margin applied in our AMA model, which was implemented in 2011 to cover unforeseen legal risks from the recent financial crisis.

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	Internal Capital Adequacy

Our business risk economic capital methodology captures strategic risk, which also implicitly includes elements of refinancing and reputational risk, and a tax risk component. The business risk economic capital usage totaled € 3.0 billion as of June 30, 2014, which is € 1.3 billion or 79 % higher than the € 1.7 billion economic capital usage as of December 31, 2013. The increase reflected a higher economic capital usage for the strategic risk component driven by adjustments to the strategic plan for 2014.

The diversification effect of the economic capital usage across credit, market, operational risk and strategic risk increased by € 1.2 billion, or 27%, as of June 30, 2014, mainly reflecting the increase in economic capital usage before diversification and a methodology update in the first quarter 2014, which relates among other things to the incorporation of strategic risk into the diversification calculation.

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our “gone concern approach” as the ratio of our total capital supply divided by our total capital demand as shown in the table below. Our capital supply definition is aligned with the CRR/CRD 4 capital framework.

Internal Capital Adequacy

in € m. (unless stated otherwise)	Jun 30, 2014	Dec 31, 2013
Capital Supply
Shareholders’ Equity	64,686	54,719
Fair Value gains on own debt and debt valuation adjustments, subject to own credit risk[1]	(461)	(537)
Deferred Tax Assets	(6,517)	(7,071)
Fair Value adjustments for financial assets reclassified to loans[2]	(13)	(363)
Noncontrolling Interests[3]	0	0
Hybrid Tier 1 capital instruments	14,137	12,182
Tier 2 capital instruments	7,354	9,689

Capital Supply	79,185	68,619

Capital Demand
Economic Capital Requirement	30,038	27,171
Intangible Assets	14,112	13,932

Capital Demand	44,150	41,103

Internal Capital Adequacy Ratio in %	179	167

1 Includes deduction of fair value gains on own credit-effect relating to own liabilities designated under the fair value option as well as the debt valuation adjustments.

2 Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available.

3 Includes noncontrolling interest up to the economic capital requirement for each subsidiary.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 179 % as of June 30, 2014, compared with 167 % as of December 31, 2013. The change of the ratio was driven by increase in capital supply. Shareholders Equity Increased by € 10.0 billion mainly driven by the capital increase on June 25, 2014. Hybrid Tier 1 capital instruments increased by € 2.0 billion mainly driven by the issuance of Additional Tier 1 Notes on May 20, 2014. Further details are explained in the section “Capital Management”. The increase in capital demand was driven by higher economic capital requirement as explained in the section “Overall Risk Position”.

The above capital adequacy measures apply for the consolidated Group as a whole (including Postbank) and form an integral part of our Risk and Capital Management framework.

Deutsche Bank	Confirmations	67
Interim Report as of June 30, 2014	Responsibility Statement by the Management Board

Deutsche Bank	Confirmations	68
Interim Report as of June 30, 2014	Review Report

Deutsche Bank	Consolidated Financial Statements	69
Interim Report as of June 30, 2014	Consolidated Statement of Income (unaudited)

Consolidated Statement of Income (unaudited)

Income Statement

	Three months ended		Six months ended
in € m.	Jun 30, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Interest and similar income	6,362	6,656	12,608	13,249

Interest expense	2,696	3,004	5,567	5,948

Net interest income	3,666	3,651	7,041	7,301

Provision for credit losses	250	473	496	828

Net interest income after provision for credit losses	3,417	3,178	6,545	6,474

Commissions and fee income	3,070	3,106	6,108	6,101

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,253	1,234	2,870	3,931

Net gains (losses) on financial assets available for sale	24	24	97	133

Net income (loss) from equity method investments	173	105	327	141

Other income (loss)	(326)	94	(190)	(2)

Total noninterest income	4,194	4,563	9,212	10,305

Compensation and benefits	2,991	3,203	6,339	6,752

General and administrative expenses	3,566	3,561	6,575	6,379

Policyholder benefits and claims	80	(7)	132	185

Impairment of intangible assets	0	0	0	0

Restructuring activities	57	192	113	257

Total noninterest expenses	6,693	6,950	13,159	13,572

Income before income taxes	917	792	2,597	3,206

Income tax expense	679	457	1,256	1,211

Net income	238	335	1,341	1,995

Net income attributable to noncontrolling interests	1	1	21	10

Net income attributable to Deutsche Bank shareholders	237	334	1,320	1,985

Earnings per Common Share

	Three months ended		Six months ended
	Jun 30, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Earnings per common share:[1]

Basic	€ 0.21	€ 0.32	€ 1.20	€ 1.96

Diluted	€ 0.21	€ 0.31	€ 1.17	€ 1.90

Number of shares in million:[1]

Denominator for basic earnings per share – weighted-average shares outstanding	1,121.1	1,046.4	1,097.3	1,015.1

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	1,149.5	1,075.3	1,127.3	1,045.7

[1]

The number of average basic and diluted shares outstanding has been adjusted for all periods in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.

Deutsche Bank	Consolidated Financial Statements	70
Interim Report as of June 30, 2014	Consolidated Statement of Comprehensive Income (unaudited)

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended		Six months ended
in € m.	Jun 30, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Net income recognized in the income statement	238	335	1,341	1,995

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	(40)	(441)	(12)	(697)

Total of income tax related to items that will not be reclassified to profit or loss	120	26	207	88

Items that are or may be reclassified to profit or loss
Financial assets available for sale
Unrealized net gains (losses) arising during the period, before tax	456	(392)	769	(96)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(16)	11	(75)	(80)

Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	(6)	44	(19)	43
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	320	9	327	19

Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	1	0

Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	282	(300)	153	116
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	2	0	(1)	0

Equity Method Investments
Net gains (losses) arising during the period	(41)	(5)	(38)	71

Total of income tax related to items that are or may be reclassified to profit or loss	(242)	(55)	(318)	(91)

Other comprehensive income (loss), net of tax	835	(1,103)	993	(628)

Total comprehensive income (loss), net of tax	1,072	(769)	2,332	1,368

Attributable to:
Noncontrolling interests	2	0	21	14
Deutsche Bank shareholders	1,070	(769)	2,311	1,354

Deutsche Bank	Consolidated Financial Statements	71
Interim Report as of June 30, 2014	Consolidated Balance Sheet (unaudited)

Consolidated Balance Sheet (unaudited)

Assets

in € m.	Jun 30, 2014	Dec 31, 2013
Cash and due from banks	21,096	17,155

Interest-earning deposits with banks	84,076	77,984

Central bank funds sold and securities purchased under resale agreements	28,827	27,363

Securities borrowed	25,147	20,870

Financial assets at fair value through profit or loss
Trading assets	210,991	210,070
Positive market values from derivative financial instruments	484,769	504,590
Financial assets designated at fair value through profit or loss	176,139	184,597

Total financial assets at fair value through profit or loss	871,899	899,257

Financial assets available for sale	55,013	48,326

Equity method investments	3,584	3,581

Loans	387,901	376,582

Property and equipment	2,937	4,420

Goodwill and other intangible assets	14,112	13,932

Other assets	162,628	112,539

Income tax assets[1]	8,190	9,393

Total assets	1,665,410	1,611,400

Liabilities and Equity

in € m.	Jun 30, 2014	Dec 31, 2013
Deposits	537,309	527,750

Central bank funds purchased and securities sold under repurchase agreements	13,426	13,381

Securities loaned	3,957	2,304

Financial liabilities at fair value through profit or loss
Trading liabilities	51,989	55,804
Negative market values from derivative financial instruments	471,922	483,428
Financial liabilities designated at fair value through profit or loss	97,561	90,104
Investment contract liabilities	8,253	8,067

Total financial liabilities at fair value through profit or loss	629,725	637,404

Other short-term borrowings	56,623	59,767

Other liabilities	197,291	163,595

Provisions[2]	5,184	4,524

Income tax liabilities[1]	2,842	2,701

Long-term debt	140,536	133,082

Trust preferred securities	10,118	11,926

Obligation to purchase common shares	0	0

Total liabilities	1,597,009	1,556,434

Common shares, no par value, nominal value of € 2.56	3,531	2,610

Additional paid-in capital	33,696	26,204

Retained earnings	29,126	28,376

Common shares in treasury, at cost	(5)	(13)

Equity classified as obligation to purchase common shares	0	0

Accumulated other comprehensive income (loss), net of tax[3]	(1,661)	(2,457)

Total shareholders’ equity	64,686	54,719

Additional equity components[4]	3,452	0

Noncontrolling interests	263	247

Total equity	68,401	54,966

Total liabilities and equity	1,665,410	1,611,400

[1]	Income tax assets and income tax liabilities comprise both deferred and current taxes.
[2]	Included are operational/litigation provisions of € 2.5 billion and € 2.1 billion as of June 30, 2014 and December 31, 2013, respectively.
[3]	Excluding remeasurement effects related to defined benefit plans, net of tax.
[4]	Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.

Deutsche Bank	Consolidated Financial Statements	72
Interim Report as of June 30, 2014	Consolidated Statement of Changes in Equity (unaudited)

Consolidated Statement of Changes in Equity (unaudited)

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares	Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other
Balance as of December 31, 2012	2,380	23,776	29,199	(60)	0	468

Total comprehensive income, net of tax[2]	0	0	1,985	0	0	(123)

Common shares issued	230	2,731	0	0	0	0

Cash dividends paid	0	0	(764)	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(609)	0	0	0

Net change in share awards in the reporting period	0	(94)	0	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	541	0	0

Tax benefits related to share-based compensation plans	0	2	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	(1)	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	(49)	0	0	0	0

Purchases of treasury shares	0	0	0	(7,695)	0	0

Sale of treasury shares	0	0	0	7,195	0	0

Net gains (losses) on treasury shares sold	0	(51)	0	0	0	0

Other	0	79	0	0	0	0

Balance as of Jun 30, 2013	2,610	26,394	29,810	(18)	(1)	345

Balance as of December 31, 2013	2,610	26,204	28,376	(13)	0	303

Total comprehensive income, net of tax[2]	0	0	1,320	0	0	496

Common shares issued	921	7,587	0	0	0	0

Cash dividends paid	0	0	(765)	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	195	0	0	0

Net change in share awards in the reporting period	0	61	0	0	0	0
Treasury shares distributed under share-based compensation plans	0	0	0	393	0	0

Tax benefits related to share-based compensation plans	0	(32)	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	(47)	0	0	0	0

Purchases of treasury shares	0	0	0	(5,156)	0	0

Sale of treasury shares	0	0	0	4,771	0	0

Net gains (losses) on treasury shares sold	0	(8)	0	0	0	0

Other[3]	0	(69)	0	0	0	0

Balance as of Jun 30, 2014	3,531	33,696	29,126	(5)	0	798

[1]	Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.
[2]	Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.
[3]	Includes net proceeds from issuance, repurchase and sale of Additional Equity Components.

Deutsche Bank	Consolidated Financial Statements	73
Interim Report as of June 30, 2014	Consolidated Statement of Changes in Equity (unaudited)

Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	Unrealized net gains (losses) on assets classified as held for sale, net of tax	Foreign currency translation, net of tax	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income (loss), net of tax	Total shareholders’ equity	Additional equity components[1]	Noncontrolling interests	Total equity
(159)	0	(1,593)	(10)	(1,294)	54,001	0	239	54,240

24	0	6	71	(22)	1,963	0	14	1,977

0	0	0	0	0	2,961	0	0	2,961

0	0	0	0	0	(764)	0	0	(764)

0	0	0	0	0	(609)	0	0	(609)

0	0	0	0	0	(94)	0	0	(94)

0	0	0	0	0	541	0	0	541

0	0	0	0	0	2	0	0	2

0	0	0	0	0	(1)	0	0	(1)

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(49)	0	0	(49)

0	0	0	0	0	(7,695)	0	0	(7,695)

0	0	0	0	0	7,195	0	0	7,195

0	0	0	0	0	(51)	0	0	(51)

0	0	0	0	0	79	0	3	82

(134)	0	(1,587)	60	(1,316)	57,479	0	256	57,735

(101)	2	(2,713)	53	(2,457)	54,719	0	247	54,966

163	1	175	(38)	796	2,116	0	21	2,137

0	0	0	0	0	8,508	0	0	8,508

0	0	0	0	0	(765)	0	(4)	(769)

0	0	0	0	0	195	0	0	195

0	0	0	0	0	61	0	0	61

0	0	0	0	0	393	0	0	393

0	0	0	0	0	(32)	0	0	(32)

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(47)	0	0	(47)

0	0	0	0	0	(5,156)	0	0	(5,156)

0	0	0	0	0	4,771	0	0	4,771

0	0	0	0	0	(8)	0	0	(8)

0	0	0	0	0	(69)	3,452	(2)	3,381

62	3	(2,538)	15	(1,661)	64,686	3,452	263	68,401

Deutsche Bank	Consolidated Financial Statements	74
Interim Report as of June 30, 2014	Consolidated Statement of Cash Flows (unaudited)

Consolidated Statement of Cash Flows (unaudited)

	Six months ended
in € m.	Jun 30, 2014	Jun 30, 2013
Net income	1,341	1,995

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	496	828
Restructuring activities	113	257
Gain on sale of financial assets available for sale, equity method investments, and other	(174)	(184)
Deferred income taxes, net	833	598
Impairment, depreciation and other amortization, and accretion	1,158	1,194
Share of net income (loss) from equity method investments	(285)	(198)

Income adjusted for noncash charges, credits and other items	3,482	4,490

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	(9,120)	23,667
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(5,602)	(4,613)
Financial assets designated at fair value through profit or loss	9,041	(5,292)
Loans	(10,581)	8,841
Other assets	(54,992)	(70,022)
Deposits	9,006	(22,724)
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[1]	7,396	(12,611)
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	1,648	(8,432)
Other short-term borrowings	(3,254)	1,934
Other liabilities	40,420	71,554
Senior long-term debt[2]	9,378	(14,072)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	3,939	20,061
Other, net	(642)	1,580

Net cash provided by (used in) operating activities	119	(5,639)

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	7,590	6,281
Maturities of financial assets available for sale	5,156	6,544
Sale of equity method investments	93	54
Sale of property and equipment	14	86
Purchase of:
Financial assets available for sale	(19,208)	(16,196)
Equity method investments	(9)	0
Property and equipment	(229)	(243)
Net cash received in (paid for) business combinations/divestitures	333	47
Other, net	(294)	(287)

Net cash provided by (used in) investing activities	(6,554)	(3,714)

Cash flows from financing activities:
Issuances of subordinated long-term debt	15	1,178
Repayments and extinguishments of subordinated long-term debt	(2,115)	(1,504)
Issuances of trust preferred securities	48	11
Repayments and extinguishments of trust preferred securities	(1,676)	(3)
Common shares issued	8,508	2,961
Purchases of treasury shares	(5,156)	(7,695)
Sale of treasury shares	4,750	7,150
Net proceeds from Additional Equity Components[3]	3,452	0
Dividends paid to noncontrolling interests	(4)	0
Net change in noncontrolling interests	17	13
Cash dividends paid	(765)	(764)

Net cash provided by (used in) financing activities	7,074	1,347

Net effect of exchange rate changes on cash and cash equivalents	127	(433)

Net increase (decrease) in cash and cash equivalents	766	(8,439)
Cash and cash equivalents at beginning of period	56,041	53,321
Cash and cash equivalents at end of period	56,807	44,883

Net cash provided by (used in) operating activities include

Income taxes paid, net	(31)	328
Interest paid	6,248	5,923
Interest and dividends received	12,939	13,136

Cash and cash equivalents comprise

Cash and due from banks	21,096	21,195
Interest-earning demand deposits with banks (not included: time deposits of € 48,366 million as of June 30, 2014, and € 71,804 million as of June 30, 2013)	35,710	23,688

Total	56,806	44,883

[1]

Included are senior long-term debt issuances of € 4,417 million and € 4,989 million and repayments and extinguishments of € 4,472 million and € 7,599 million through June 30, 2014 and June 30, 2013, respectively.

[2]	Included are issuances of € 28,009 million and € 17,436 million and repayments and extinguishments of € 18,765 million and € 27,200 million through June 30, 2014 and June 30, 2013, respectively.
[3]	Includes net proceeds from issuance, repurchase and sale of Additional Equity Components.

Deutsche Bank	Consolidated Financial Statements	75
Interim Report as of June 30, 2014	Basis of Preparation (unaudited) Interest Income and Expense for Securities Borrowed and Loaned and Advisory Fees

Basis of Preparation (unaudited)

The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries (collectively the “Group”), are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Some IFRS disclosures incorporated in the Management Report are an integral part of the consolidated interim financial statements. These include the Segmental Results of Operations of the Segmental Information note which is presented in the Operating and Financial Review: Segmental Results of the Management Report. The presentation of this information is in compliance with IAS 34 and IFRS 8, “Operating Segments”.

Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement, balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2013, for which the same accounting policies and critical accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Impact of Changes in Accounting Principles”.

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities.

These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

Funding Valuation Adjustment

In the fourth quarter 2013, the Group completed the implementation of a valuation methodology for incorporating the market-implied funding costs for uncollateralized derivative positions (commonly referred to as Funding Valuation Adjustment). The implementation of the Funding Valuation Adjustment was in response to growing evidence that term funding is an important component of fair value for uncollateralized derivatives and resulted in a € 366 million loss which has been recognized in the fourth quarter 2013 in the Consolidated Statement of Income.

Interest Income and Expense for Securities Borrowed and Loaned and Advisory Fees

In the fourth quarter of 2013, the Group restated comparative information for certain line items in the consolidated statement of income for the years ended December 31, 2012 and 2011 for the effect of errors. These restatements had no impact on net interest income, net revenues, net income or shareholders equity. The following table shows the effect of the errors on the consolidated statement of income for the three and six months ended June 30, 2013.

Deutsche Bank	Consolidated Financial Statements	76
Interim Report as of June 30, 2014	Impact of Changes in Accounting Principles (unaudited)
	Recently Adopted Accounting Pronouncements

	Three months ended Jun 30, 2013
in € m.	Balance as reported	Securities borrowed/ securities loaned	Advisory fees	Balance adjusted
Interest income	6,835	(180)	0	6,656

Interest expense	(3,184)	180	0	(3,004)

Commissions and fee income	3,001	0	105	3,106

Net gains (losses) on financial assets/liabilities held at fair value through profit and loss	1,338	0	(105)	1,234

	Six months ended Jun 30, 2013
in € m.	Balance as reported	Securities borrowed/ securities loaned	Advisory fees	Balance adjusted
Interest income	13,583	(334)	0	13,249

Interest expense	(6,282)	334	0	(5,948)

Commissions and fee income	5,851	0	250	6,101

Net gains (losses) on financial assets/liabilities held at fair value through profit and loss	4,181	0	(250)	3,931

Interest Income and Expense on Securities Borrowed and Securities Loaned – Retrospective adjustments were made to restate interest income and expense to more accurately reflect the fees paid/received on securities borrowed/securities loaned transactions. The adjustment resulted in decreases in both interest income and expense but did not have any impact on net interest income, net income or shareholders’ equity.

Advisory Fees – Retrospective adjustments were made to reclassify advisory fees from Net gains/losses on financial assets held at fair value to Commissions and fee income to reflect their nature as service based activity in line with the Group’s accounting policies. The reclassification did not have any impact on net revenues, net income or shareholders’ equity.

Impact of Changes in Accounting Principles (unaudited)

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been applied in the preparation of these condensed consolidated interim financial statements.

IAS 32

On January 1, 2014, the Group adopted the amendments to IAS 32, “Offsetting Financial Assets and Financial Liabilities” (“IAS 32 R”). IAS 32 R clarifies (a) the meaning of an entity’s current legally enforceable right of set-off; and (b) when gross settlement systems may be considered equivalent to net settlement. IAS 32 R did not have a material impact on the Group’s consolidated financial statements.

IFRIC 21

On January 1, 2014, the Group adopted IFRIC 21, “Levies”, an interpretation of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, which clarifies that an entity recognises a liability for a levy only when the activity that triggers payment, as identified by the relevant legislation, occurs. IFRIC 21 did not have a material impact on the Group’s consolidated financial statements.

Deutsche Bank	Consolidated Financial Statements	77
Interim Report as of June 30, 2014	Segment Information (unaudited) New Accounting Pronouncements

New Accounting Pronouncements

Improvements to IFRS 2010-2012 and 2011-2013 Cycles

In December 2013, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement projects for the 2010-2012 and 2011-2013 cycles. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments will be effective for annual periods beginning on or after July 1, 2014, with earlier application permitted. The amendments are not expected to have a material impact on the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

IFRS 9 Classification and Measurement, Impairment and Hedge Accounting

In July 2014, the IASB issued IFRS 9, which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for how an entity should classify and measure financial assets and financial liabilities, replaces the current rules for impairment of financial assets and amends the requirements for hedge accounting. IFRS 9 will be effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Group is currently assessing the impact of IFRS 9. The standard has yet to be endorsed by the EU.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, which specifies how and when revenue is recognised, but does not impact income recognition related to financial instruments in scope of IFRS 9/ IAS 39. IFRS 15 replaces several other IFRS standards and interpretations that currently govern revenue recognition under IFRS and provides a single, principles based five-step model to be applied to all contracts with customers. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 15 will be effective for annual periods beginning on or after January 1, 2017, with earlier application permitted. The Group is currently assessing the impact of IFRS 15. The standard has yet to be endorsed by the EU.

Segment Information (unaudited)

The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to allocate resources to a segment and to assess its financial performance.

Starting first quarter 2014, net interest income as a component of net revenue, income (loss) before income taxes and related ratios is presented on a fully taxable-equivalent basis for U.S. tax-exempt securities for Corporate Banking & Securities (CB&S). This enables management to measure performance of taxable and tax-exempt securities on a comparable basis. This change in presentation resulted in an increase in CB&S net interest income of € 14.0 million for second quarter 2014 (€ 8.0 million for first quarter 2014). This increase is offset in Group Consolidated figures through a reversal in Consolidation & Adjustments (C&A). Prior period comparatives have not been adjusted due to immateriality. The tax rate used in determining the fully taxable-equivalent net interest income in respect of the majority of the US tax-exempt securities is 35%. US tax-exempt securities held by Non-Core Operations Unit (NCOU) are not being presented on a fully taxable-equivalent basis due to differing approaches in the management of core and non-core activities.

Deutsche Bank	Consolidated Financial Statements	78
Interim Report as of June 30, 2014	Segment Information (unaudited) Segmental Results of Operations

Business Segments

The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments. Generally, restatements due to minor changes in the organizational structure were implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.

During the second quarter 2014, the Group has made the following capital expenditures or divestitures:

In May 2014 we signed an agreement with Blackstone Real Estate Partners VII to sell Nevada Property 1 LLC, the owner of The Cosmopolitan of Las Vegas, a leading resort and casino. Under the transaction, Blackstone Real Estate Partners VII will acquire 100 % of The Cosmopolitan of Las Vegas for U.S.$ 1.73 billion, which will be paid in cash. The transaction is subject to regulatory approvals.

Allocation of Average Active Equity

The total amount of average active equity allocated is determined based on the higher of the Group’s overall economic risk exposure or regulatory capital demand. Starting 2013, the Group refined its allocation of average active equity to the business segments to reflect the further increased regulatory requirements under CRR/CRD 4 and to align the allocation of capital with the communicated capital and return on equity targets. Under the new methodology, the internal demand for regulatory capital is derived based on a Common Equity Tier 1 ratio of 10 % at a Group level and assuming full implementation of CRR/CRD 4 rules. Therefore, the basis for allocation, i.e., risk-weighted assets and certain regulatory capital deduction items, is also on a CRR/CRD 4 fully-loaded basis. As a result, the amount of capital allocated to the segments has increased, predominantly in CB&S and the NCOU. If the Group’s average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to C&A.

Segmental Results of Operations

For the results of the business segments, including the reconciliation to the consolidated results of operations under IFRS, please see “Management Report: Operating and Financial Review: Results of Operations: Segment Results of Operations” of this Interim Report.

Deutsche Bank	Consolidated Financial Statements	79
Interim Report as of June 30, 2014	Information on the Consolidated Income Statement (unaudited)
	Commissions and Fee Income

Information on the Consolidated Income Statement (unaudited)

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

	Three months ended		Six months ended
in € m.	Jun 30, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Net interest income	3,666	3,651	7,041	7,301

Trading income[1]	1,303	749	3,002	3,198

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss[2]	(50)	484	(133)	733

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,253	1,234[3]	2,870	3,931[3]

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,920	4,885	9,911	11,232

Sales & Trading (equity)	541	579	1,146	1,207
Sales & Trading (debt and other products)	1,702	1,825	3,752	4,327
Total Sales & Trading	2,243	2,404	4,899	5,534

Loan products	157	176	301	260

Remaining products[4]	67	(7)	40	225

Corporate Banking & Securities	2,466	2,574	5,240	6,020

Private & Business Clients	1,515	1,531	3,071	3,017

Global Transaction Banking[5]	604	472	1,170	1,013

Deutsche Asset & Wealth Management	369	217	704	932

Non-Core Operations Unit	49	195	(174)	318

Consolidation & Adjustments	(84)	(103)	(100)	(67)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,920	4,885[3]	9,911	11,232[3]

[1]	Trading income includes gains and losses from derivatives held for trading and from derivatives not qualifying for hedge accounting.
[2]

Includes losses of € (3) million and of € (1) million from securitization structures for the three months ended June 30, 2014 and June 30, 2013, respectively and losses of € (2) million and of € (102) million for the six months ended June 30, 2014 and June 30, 2013, respectively. Fair value movements on related instruments of € 17 million and of € 74 million for the three months ended June 30, 2014 and June 30, 2013, respectively and € 45 million and of € 261 million for the six months ended June 30, 2014 and June 30, 2013, respectively, are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

[3]	Prior periods have been restated. For further information, please refer to the note “Basis of preparation” of this report.
[4]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[5]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.

Commissions and Fee Income

	Three months ended		Six months ended
in € m.	Jun 30, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Commissions and fees from fiduciary activities	896	879	1,769	1,697

Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	1,082	1,024[1]	2,053	2,020[1]

Fees for other customer services	1,092	1,203	2,286	2,383

Total commissions and fee income	3,070	3,106	6,108	6,101

[1]	Prior periods have been restated. For further information please refer to the note ‘Basis of preparation’ of this report.

Deutsche Bank	Consolidated Financial Statements	80
Interim Report as of June 30, 2014	Information on the Consolidated Income Statement (unaudited)
	Restructuring

Pensions and Other Post-Employment Benefits

	Three months ended		Six months ended
in € m.	Jun 30, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Service cost	70	66	137	138

Net interest cost (income)	2	3	2	13

Total expenses defined benefit plans	71	69	139	151

Total expenses for defined contribution plans	91	86	199	196

Total expenses for post-employment benefits	162	156	338	346

Employer contributions to mandatory German social security pension plan	54	55	116	115

The Group expects to pay approximately € 200 million in regular contributions to its retirement benefit plans in 2014. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2014.

Discount rate to determine defined benefit obligation

in %	Jun 30, 2014	Dec 31, 2013
Germany	2.8	3.6

UK	4.4	4.5

U.S.	4.2	4.8

General and Administrative Expenses

	Three months ended		Six months ended
in € m.	Jun 30, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
IT costs	897	725	1,701	1,402

Occupancy, furniture and equipment expenses	454	509	1,006	993

Professional service fees	489	427	940	783

Communication and data services	214	208	427	431

Travel and representation expenses	116	110	211	205

Payment, clearing and custodian services	117	151	233	299

Marketing expenses	70	72	133	146

Consolidated investments	208	213	408	406

Other expenses[1]	1,001	1,145	1,517	1,714

Total general and administrative expenses	3,566	3,561	6,575	6,379

[1]

Includes litigation related expenses of € 470 million and € 630 million for the three months ended June 30, 2014 and June 30, 2013, respectively and litigation related expenses of € 470 million and € 762 million for the six months ended June 30, 2014 and June 30, 2013, respectively.

Restructuring

The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. The Group plans to spend approximately € 4.0 billion over a three year period starting 2012 with the aim of achieving full run-rate annual cost savings of € 4.5 billion by 2015.

As of June 30, 2014 the Group’s Management Board approved eight phases of restructuring which form part of the planned amount of approximately € 4 billion. The restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate.

Deutsche Bank	Consolidated Financial Statements	81
Interim Report as of June 30, 2014	Information on the Consolidated Income Statement (unaudited)
	Effective Tax Rate

Net restructuring expense by division

	Three months ended		Six months ended
in € m.	Jun 30, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Corporate Banking & Securities	(37)	(40)	(81)	(81)

Private & Business Clients	(3)	(1)	(6)	(2)

Global Transaction Banking	(6)	(12)	(9)	(14)

Deutsche Asset & Wealth Management	(10)	(136)	(14)	(143)

Non-Core Operations Unit	(1)	(4)	(3)	(17)

Infrastructure/Regional Management	0	0	0	0

Consolidation & Adjustments	0	0	0	0

Total Net Restructuring Charges	(57)	(192)	(113)	(257)

Net restructuring expense by type

	Three months ended		Six months ended
in € m.	Jun 30, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Restructuring - Staff related	(49)	(172)	(104)	(237)
thereof:
Termination Payments	(39)	(153)	(84)	(172)
Retention Acceleration	(9)	(18)	(19)	(62)
Social Security	(1)	(2)	(1)	(3)

Restructuring - Non Staff related[1]	(8)	(20)	(9)	(20)

Total net restructuring Charges	(57)	(192)	(113)	(257)

[1]	Contract costs, mainly related to real estate and technology.

Provisions for restructuring amounted to € 155 million and € 207 million as of June 30, 2014 and December 31, 2013, respectively. The majority of the current provisions for restructuring are expected to be utilized during 2014.

During the first half year of 2014, 839 (393 in the first quarter and 446 in the second quarter) full-time equivalent (“FTE”) staff were reduced through restructuring.

These reductions were identified within:

Six months ended
Jun 30, 2014
Corporate Banking & Securities	163

Private & Business Clients	30

Global Transaction Banking	190

Deutsche Asset & Wealth Management	138

Non-Core Operations Unit	1

Infrastructure/Regional Management	317

Total full-time equivalent staff	839

Effective Tax Rate

Income tax expense in the current quarter was € 679 million versus € 457 million in the comparative period. Both the current quarter’s effective tax rate of 74 % and the prior year’s quarter effective tax rate of 58 % were mainly impacted by expenses, such as litigation, that are not deductible for tax purposes and income taxes of prior periods.

Income tax expense in the first six months was € 1.3 billion versus € 1.2 billion in the first six months of 2013. The effective tax rate of 48 % in the first six months of 2014 was mainly impacted by expenses, such as litigation, that are not deductible for tax purposes and income taxes of prior periods. The effective tax rate in the comparative period was 38%.

Deutsche Bank	Consolidated Financial Statements	82
Interim Report as of June 30, 2014	Information on the Consolidated Balance Sheet (unaudited)

Information on the Consolidated Balance Sheet (unaudited)

Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Jun 30, 2014	Dec 31, 2013
Financial assets classified as held for trading:
Trading assets:
Trading securities	188,324	187,554
Other trading assets[1]	22,668	22,516

Total trading assets	210,991	210,070

Positive market values from derivative financial instruments	484,769	504,590

Total financial assets classified as held for trading	695,760	714,660

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	108,945	116,764
Securities borrowed	32,932	32,485
Loans	14,693	15,579
Other financial assets designated at fair value through profit or loss	19,569	19,768

Total financial assets designated at fair value through profit or loss	176,139	184,597

Total financial assets at fair value through profit or loss	871,899	899,257

[1]	Includes traded loans of € 18,468 million and € 17,787 million as of June 30, 2014 and December 31, 2013, respectively.

in € m.	Jun 30, 2014	Dec 31, 2013
Financial liabilities classified as held for trading:
Trading liabilities:
Trading securities	51,075	54,951
Other trading liabilities	914	853

Total trading liabilities	51,989	55,804

Negative market values from derivative financial instruments	471,922	483,428

Total financial liabilities classified as held for trading	523,911	539,232

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	79,971	73,642
Loan commitments	124	193
Long-term debt	9,639	9,342
Other financial liabilities designated at fair value through profit or loss	7,827	6,927

Total financial liabilities designated at fair value through profit or loss	97,561	90,104

Investment contract liabilities[1]	8,253	8,067

Total financial liabilities at fair value through profit or loss	629,725	637,404

[1]	These are investment contracts where the policy terms and conditions result in their redemption values equaling fair values.

Financial Assets Available for Sale

in € m.	Jun 30, 2014	Dec 31, 2013
Debt securities	50,782	44,242

Equity securities	1,031	1,076

Other equity interests	769	837

Loans	2,432	2,170

Total financial assets available for sale	55,013	48,326

Deutsche Bank	Consolidated Financial Statements	83
Interim Report as of June 30, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter of 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. No reclassifications have been made since the first quarter 2009.

The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date.

Reclassified Financial Assets

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans
Carrying value at reclassification date	26.6	11.4

Unrealized fair value losses in accumulated other comprehensive income	0.0	(1.1)

Effective interest rates at reclassification date:
Upper range	13.1%	9.9%
Lower range	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6

Carrying values and fair values by asset type of assets reclassified in 2008 and 2009

	Jun 30, 2014		Dec 31, 2013
in € m.	Carrying value	Fair value	Carrying value	Fair value
Trading assets reclassified to loans:
Securitization assets	1,947	2,008	1,985	1,872
Debt securities	980	1,022	1,062	1,068
Loans	1,857	1,580	2,367	2,064

Total trading assets reclassified to loans	4,785	4,611	5,415	5,004

Financial assets available for sale reclassified to loans:
Securitization assets	1,848	1,893	1,972	1,955
Debt securities	1,226	1,342	1,220	1,284

Total financial assets available for sale reclassified to loans	3,073	3,235	3,192	3,239

Total financial assets reclassified to loans	7,858[1]	7,845	8,606	8,243

[1]

There is an associated effect on the carrying value from effective fair value hedge accounting for interest rate risk to the carrying value of the reclassified assets shown in the table above. This effect increases carrying value by € 87 million and € 34 million as at June 30, 2014 and December 31, 2013, respectively.

All reclassified assets are managed by NCOU and disposal decisions across this portfolio are made by NCOU in accordance with their remit to take de-risking decisions. For the six months ended June 30, 2014, the Group sold reclassified assets with a carrying value of € 76 million, resulting in a net gain of € 5.6 million.

In addition to sales, the decrease in the carrying value of assets previously classified as trading includes redemptions and maturities of € 569 million. The reduction in the carrying value of assets previously classified as available for sale includes redemptions and maturities of € 149 million.

Unrealized fair value gains (losses) that would have been recognized in profit or loss and net gains (losses) that would have been recognized in other comprehensive income if the reclassifications had not been made

	Three months ended		Six months ended
in € m.	Jun 30, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	71	(56)	212	170

Impairment (losses) on the reclassified financial assets available for sale which were impaired	(2)	0	(9)	0

Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	69	(42)	142	78

Deutsche Bank	Consolidated Financial Statements	84
Interim Report as of June 30, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Pre-tax contribution of all reclassified assets to the income statement

	Three months ended		Six months ended
in € m.	Jun 30, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Interest income[1]	38	87	76	193

Provision for credit losses	(11)	(126)	(38)	(135)

Other income[2]	5	(20)	5	(159)

Income (loss) before income taxes on reclassified trading assets	32	(59)	43	(100)

Interest income	19	21	38	48

Provision for credit losses	1	0	(5)	0

Other income[2]	0	(43)	0	(47)

Income (loss) before income taxes on reclassified financial assets available for sale	20	(23)	32	0

[1]	Significant reduction in interest income driven by accelerated de-risking of former traded assets during 2013.
[2]	Relates to gains and losses from the sale of reclassified assets.

Reclassified Financial Assets: Carrying values and fair values by asset class

All IAS 39 reclassified assets were transferred into NCOU upon creation of the new division in the fourth quarter of 2012. NCOU has been tasked to accelerate de-risking to reduce total capital demand and total adjusted assets. A number of factors are considered in determining whether and when to sell assets including the income statement, regulatory capital and leverage impacts. The movements in carrying value and fair value are illustrated in the following table:

Carrying values and fair values by asset class reclassification in 2008 and 2009

	Jun 30, 2014			Dec 31, 2013
in € m.	Carrying value (CV)	Fair value (FV)	Unrealized gains/(losses)	Carrying value (CV)	Fair value (FV)	Unrealized gains/(losses)
Securitization assets and debt securities reclassified:
US municipal bonds	2,078	2,239	161	2,155	2,232	77
Student loans ABS	1,271	1,399	128	1,263	1,305	42
CDO/CLO	862	835	(27)	979	938	(41)
Covered bond	888	911	23	885	788	(97)
Commercial mortgages securities	257	248	(9)	281	260	(21)
Residential mortgages ABS	74	75	1	74	71	(3)
Other	570	558	(12)	602	585	(17)

Total securitization assets and debt securities reclassified	6,001	6,265	264	6,239	6,179	(60)

Loans reclassified:
Commercial mortgages	962	948	(14)	1,463	1,428	(35)
Residential mortgages	835	595	(240)	844	598	(246)
Other	60	37	(23)	61	38	(22)

Total loans reclassified	1,857	1,580	(276)	2,367	2,064	(303)

Total financial assets reclassified to loans	7,858	7,845	(12)	8,606	8,243	(363)

Financial Instruments carried at Fair Value

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.

These include: high-liquidity treasuries and derivative, equity and cash products traded on high-liquidity exchanges.

Deutsche Bank	Consolidated Financial Statements	85
Interim Report as of June 30, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These include: many OTC derivatives; many investment-grade listed credit bonds; some CDS; many collateralized debt obligations (“CDO”); and many less-liquid equities.

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities (“ABS”); illiquid CDOs (cash and synthetic); monoline exposures; private equity placements; many commercial real estate (“CRE”) loans; illiquid loans; and some municipal bonds.

Carrying value of the financial instruments held at fair value1

	Jun 30, 2014			Dec 31, 2013
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading assets	95,878	578,390	21,492	94,055	598,025	22,580
Trading securities	89,229	91,853	7,241	86,325	94,269	6,960
Positive market values from derivative financial instruments	6,387	469,296	9,085	7,421	486,614	10,556
Other trading assets	262	17,241	5,165	309	17,143	5,065
Financial assets designated at fair value through profit or loss	8,659	164,078	3,401	7,083	174,391	3,123
Financial assets available for sale	31,001	20,409	3,603	23,948	21,049	3,329
Other financial assets at fair value[2,3]	0	3,685[2]	0	60	7,347[2]	1

Total financial assets held at fair value	135,539	766,563	28,496	125,146	800,811	29,033

Financial liabilities held at fair value:
Trading liabilities	43,942	473,458	6,510	44,264	486,623	8,345
Trading securities	36,883	14,171	21	36,438	18,490	24
Negative market values from derivative financial instruments	7,012	458,420	6,489	7,815	467,293	8,321
Other trading liabilities	47	866	0	12	841	0
Financial liabilities designated at fair value through profit or loss	1,379	94,154	2,028	197	88,466	1,442
Investment contract liabilities[4]	0	8,253	0	0	8,067	0
Other financial liabilities at fair value[2,3]	0	505[2]	(400)[5]	4	1,495[2]	(247)[5]

Total financial liabilities held at fair value	45,322	576,370	8,138	44,465	584,651	9,539

[1]

Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Financial Report 2013.

[2]	Predominantly relates to derivatives qualifying for hedge accounting.
[3]	Includes assets and liabilities held for sale related to Tilney in 2014 and to BHF-BANK in 2013.
[4]

These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 41 “Insurance and Investment Contracts” of the Financial Report 2013 for more detail on these contracts.

[5]

Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

There have been no significant transfers of instruments between level 1 and level 2 of the fair value hierarchy.

Deutsche Bank Interim Report as of June 30, 2014	Consolidated Financial Statements Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value	86

Valuation Techniques

The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.

Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities: Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples.

Mortgage- and Other Asset-Backed Securities (MBS/ABS) include residential and commercial MBS and other ABS including CDOs. ABS have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.

Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry-standard valuation models incorporating available observable inputs. The industry standard external models calculate principal and interest payments for a given deal based on assumptions that can be independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.

Loans: For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.

Leveraged loans can have transaction-specific characteristics which can limit the relevance of market-observed transactions. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.

Over-The-Counter Derivative Financial Instruments: Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

Deutsche Bank Interim Report as of June 30, 2014	Consolidated Financial Statements Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value	87

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and are calibrated to available market prices. Where the model output value does not calibrate to a relevant market reference then valuation adjustments are made to the model output value to adjust for any difference. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option: The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the “Over-The-Counter Derivative Financial Instruments” section above.

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Investment Contract Liabilities: Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing

Significant Unobservable Parameters (Level 3)

Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities.

Trading Securities: Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The increase in the period is mainly due to purchases and transfers from level 2 to level 3 partially off-set by sales and transfers out of level 3.

Positive and Negative Market Values from Derivative Instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain long term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Deutsche Bank Interim Report as of June 30, 2014	Consolidated Financial Statements Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value	88

Level 3 derivatives include customized CDO derivatives in which the underlying reference pool of corporate assets is not closely comparable to regularly market-traded indices; certain tranched index credit derivatives; certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable. The decrease in derivative instruments is mainly due to transfers from level 3 to level 2 due to changes in the observability of input parameters used to value these instruments.

Other Trading Instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss: Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the level 3 of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The increase in liabilities is primarily due to transfers from level 2 into level 3 due to changes in the observability of input parameters used to value these instruments.

Financial Assets Available for Sale include unlisted equity instruments where there is no close proxy and the market is very illiquid. The increase in the period is mainly due to purchases.

Deutsche Bank Interim Report as of June 30, 2014	Consolidated Financial Statements Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value	89

Reconciliation of financial instruments classified in Level 3

	Jun 30, 2014
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of period
Financial assets held at fair value:
Trading securities	6,960	0	120	1,398	(1,120)	0	(242)	1,597	(1,471)	7,241

Positive market values from derivative financial instruments	10,556	0	(245)	0	0	0	(311)	1,715	(2,629)	9,085

Other trading assets	5,065	0	11	1,338	(1,125)	549	(194)	518	(997)	5,165

Financial assets designated at fair value through profit or loss	3,123	0	77	152	(108)	870	(743)	89	(58)	3,401

Financial assets available for sale	3,329	0	57[5]	582	(104)	0	(450)	242	(54)	3,603

Other financial assets at fair value[6]	1	(1)	0	0	0	0	0	0	0	0

Total financial assets held at fair value	29,033	(1)	20[7,8]	3,470	(2,456)	1,418	(1,940)	4,161	(5,209)	28,496

Financial liabilities held at fair value:
Trading securities	24	0	2	0	0	0	(2)	1	(4)	21

Negative market values from derivative financial instruments	8,321	0	(141)	0	0	0	(283)	826	(2,233)	6,489

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	1,442	0	(102)	0	0	62	(25)	684	(33)	2,028

Other financial liabilities at fair value	(247)	0	(19)	0	0	0	(36)	(3)	(95)	(400)

Total financial liabilities held at fair value	9,539	0	(261)[7,8]	0	0	62	(346)	1,507	(2,365)	8,138

[1]

Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.

[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]

Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.

[4]

Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.

[5]

Total gains and losses on available for sale include a gain of € 19 million recognized in other comprehensive income, net of tax, and a gain of € 5 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[6]	Represents assets held for sale related to BHF-BANK.
[7]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 116 million and for total financial liabilities held at fair value this is a gain of € 22 million. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

[8]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

Deutsche Bank Interim Report as of June 30, 2014	Consolidated Financial Statements Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value	90

	Jun 30,2013
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of period
Financial assets held at fair value:
Trading securities	10,306	0	144	860	(1,896)	0	(543)	671	(2,647)	6,895

Positive market values from derivative financial instruments	15,210	0	(1,648)	0	0	0	(1,610)	2,011	(2,217)	11,747

Other trading assets	4,609	0	125	540	(1,060)	543	(253)	521	(500)	4,525

Financial assets designated at fair value through profit or loss	3,956	0	245	53	(4)	761	(1,645)	151	(236)	3,283

Financial assets available for sale	3,940	(80)	63[5]	425	(221)	0	(352)	384	(341)	3,818

Other financial assets at fair value	0	0	0	0	0	0	0	0	0	0

Total financial assets held at fair value	38,021	(80)	(1,070)[6,7]	1,878	(3,181)	1,304	(4,403)	3,739	(5,941)	30,267

Financial liabilities held at fair value:
Trading securities	318	0	(2)	0	0	0	(1)	19	(264)	69

Negative market values from derivative financial instruments	9,286	0	331	0	0	0	(814)	1,471	(1,478)	8,796

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	1,417	0	(69)	0	0	64	(69)	552	(253)	1,643

Other financial liabilities at fair value	(176)	0	58	0	0	0	20	(326)	(39)	(464)

Total financial liabilities held at fair value	10,845	0	317[6,7]	0	0	64	(864)	1,716	(2,034)	10,043

[1]

Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented above are attributable to movements in both the observable and unobservable parameters.

[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]

Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.

[4]

Transfers in and transfers out of level 3 during the period are recorded at their fair value at the beginning of year in the table above. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.

[5]

Total gains and losses on financial assets available for sale include a gain of € 15 million recognized in other comprehensive income, net of tax, and a gain of € 8 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[6]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a loss of € 70 million and for total financial liabilities held at fair value this is a loss of € 4 million. This predominantly relates to derivatives. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

[7]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

Deutsche Bank Interim Report as of June 30, 2014	Consolidated Financial Statements Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value	91

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of June 30, 2014 it could have increased fair value by as much as € 2.9 billion or decreased fair value by as much as € 2.5 billion. As of December 31, 2013 it could have increased fair value by as much as € 3.0 billion or decreased fair value by as much as€ 2.6 billion. In estimating these impacts, the Group either re-valued certain financial instruments using reasonably possible alternative parameter values, or used an approach based on its valuation adjustment methodology for bid/offer spread valuation adjustments. Bid/offer spread valuation adjustments reflect the amount that must be paid in order to close out a holding in an instrument or component risk and as such they reflect factors such as market illiquidity and uncertainty.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is not predictive or indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

Breakdown of the sensitivity analysis by type of instrument1

	Jun 30, 2014		Dec 31, 2013
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Securities:
Debt securities	647	541	643	542
Commercial mortgage-backed securities	36	28	39	32
Mortgage and other asset-backed securities	193	188	233	229
Sovereign and quasi sovereign debt obligations	13	11	6	6
Corporate debt securities and other debt obligations	405	314	365	275
Equity securities	78	103	32	97

Derivatives:
Credit	395	438	524	509
Equity	211	135	281	171
Interest related	455	287	405	255
Foreign exchange	7	3	24	6
Other	53	33	83	61

Loans:
Loans	871	724	701	619
Loan commitments	12	12	17	17

Other	158	183	255	277

Total	2,888	2,459	2,966	2,554

[1]	Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

Deutsche Bank Interim Report as of June 30, 2014	Consolidated Financial Statements Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value	92

Quantitative Information about the Sensitivity of Significant Unobservable Inputs

The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between both other unobservable parameters, and observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilises more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.

The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3. The diversity of financial instruments that make up the disclosure is significant and therefore the ranges of certain parameters can be large. For example, the range of credit spreads on mortgage backed securities represents performing, more liquid positions with lower spreads than the less liquid, non-performing positions which will have higher credit spreads. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen is to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. There follows a brief description of each of the principle parameter types, along with a commentary on significant interrelationships between them.

Credit Parameters are used to assess the credit worthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of credit worthiness, and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant Treasury Instrument, depending upon the asset being assessed), that a bond holder would require in order to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the Bank by the borrower. Recovery Rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

Interest rates, credit spreads, inflation rates, foreign exchange rates and equity prices are referenced in some option instruments, or other complex derivatives, where the payoff a holder of the derivative will receive is dependent upon the behavior of these underlying references through time. Volatility parameters describe key attributes of option behavior by enabling the variability of returns of the underlying instrument to be assessed. This volatility is a measure of probability, with higher volatilities denoting higher probabilities of a particular outcome occurring. The underlying references (interest rates, credit spreads etc.) have an effect on the valuation of options, by describing the size of the return that can be expected from the option. Therefore the value of a given option is dependent upon the value of the underlying instrument, and the volatility of that instrument, representing the size of the payoff, and the probability of that payoff occurring. Where volatilities are high, the option holder will see a higher option value as there is greater probability of positive returns. A higher option value will also occur where the payoff described by the option is significant.

Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macroeconomic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate

Deutsche Bank	Consolidated Financial Statements	93
Interim Report as of June 30, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

the relationship between the credit performance of a range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, i.e., an increase in price of one underlying reference will lead to a reduction in the price of the other.

An EBITDA (“earnings before interest, tax, depreciation and amortization”) multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value (“EV”) of an entity can be estimated via identifying the ratio of the EV to EBITDA of a comparable observable entity and applying this ratio to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.

Financial instruments classified in Level 3 and quantitative information about unobservable inputs

	Jun 30, 2014
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)[1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage- and other asset-backed securities
Commercial mortgage-backed securities	347	0	Price based	Price	0%	104%
			Discounted cash flow	Credit spread (bps)	172	2,300
				Constant default rate
Mortgage- and other asset-backed securities	2,379	0	Price based	Price	0%	113%
			Discounted cash flow	Credit spread (bps)	36	3,175
				Recovery rate	0%	83%
				Constant default rate	0%	25%
				Constant prepayment rate	0%	30%

Total mortgage- and other asset-backed securities	2,726	0

Debt securities and other debt obligations	4,419	1,201	Price based	Price	0%	213%
Held for trading	4,253	14	Discounted cash flow	Credit spread (bps)	115	5,000
Sovereign and quasi sovereign obligations	573
Corporate debt securities and other debt obligations	3,679
Available-for-sale	167
Designated at fair value		1,187

Equity securities	1,009	7	Market approach	Price per net asset value	18%	100%
Held for trading	262	7		Enterprise value/EBITDA (multiple)	1	14
Available-for-sale	746		Discounted cash flow	Weighted average cost capital	6%	13%

Loans	9,720	0	Price based	Price	0%	125%
Held for trading	4,473	0	Discounted cash flow	Credit spread (bps)	59	3,500
Designated at fair value	3,045			Constant default rate	5%	20%
Available-for-sale	2,201			Recovery rate	15%	60%

Loan commitments	0	114	Discounted cash flow	Credit spread (bps)	1	810
				Recovery rate	35%	100%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	1,536[2]	727[3]	Discounted cash flow	IRR	2%	40%

Total financial instruments held at fair value	19,411	2,049

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]	Other financial assets include € 691 million of other trading assets, € 357 million of other financial assets designated at fair value and € 488 million other financial assets available for sale.
[3]	Other financial liabilities include € 661 million of securities sold under repurchase agreements designated at fair value and € 66 million of other financial liabilities designated at fair value.

Deutsche Bank	Consolidated Financial Statements	94
Interim Report as of June 30, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

	Dec 31, 2013
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)[1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage- and other asset-backed securities
Commercial mortgage-backed securities	361	0	Price based	Price	0%	103%
			Discounted cash flow	Credit spread (bps)	100	2,470
				Constant default rate	1%	3%
Mortgage- and other asset-backed securities	2,274	0	Price based	Price	0%	134%
			Discounted cash flow	Credit spread (bps)	70	3,180
				Recovery rate	0%	70%
				Constant default rate	0%	25%
				Constant prepayment rate	0%	30%

Total mortgage- and other asset-backed securities	2,635	0

Debt securities and other debt obligations	4,016	1,205	Price based	Price	0%	156%
Held for trading	3,898	16	Discounted cash flow	Credit spread (bps)	438	5,000
Sovereign and quasi sovereign obligations	597
Corporate debt securities and other debt obligations	3,300
Available-for-sale	118
Designated at fair value		1,189

Equity securities	1,074	8	Market approach	Price per net asset value	62%	100%
Held for trading	428	8		Enterprise value/EBITDA (multiple)	1	14
Available-for-sale	646		Discounted cash flow	Weighted average cost capital	7%	12%

Loans	8,878	0	Price based	Price	0%	122%
Held for trading	4,280	0	Discounted cash flow	Credit spread (bps)	59	3,500
Designated at fair value	2,621			Constant default rate	5%	22%
Available-for-sale	1,976			Recovery rate	15%	60%

Loan commitments	0	186	Discounted cash flow	Credit spread (bps)	5	1,000
				Recovery rate	35%	80%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	1,875[2]	67[3]	Discounted cash flow	IRR	2%	46%

Total financial instruments held at fair value	18,477	1,466

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]

Other financial assets include € 784 million of other trading assets, € 502 million of other financial assets designated at fair value, € 588 million other financial assets available for sale and € 1 million of assets held for sale related to BHF-BANK.

[3]	Other financial liabilities include € 67 million of other financial liabilities designated at fair value.

Deutsche Bank	Consolidated Financial Statements	95
Interim Report as of June 30, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

	Jun 30, 2014
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	2,547	1,928	Discounted cash flow	Swap rate (bps)	1	1,242
				Inflation swap rate	0%	8%
			Option pricing model	Inflation volatility	0%	8%
				Interest rate volatility	9%	98%
				IR - IR correlation	(25) %	100%
				Hybrid correlation	(77) %	95%
Credit derivatives	4,023	2,252	Discounted cash flow	Credit spread (bps)	2	7,677
				Recovery rate	0%	94%
			Correlation pricing model	Credit correlation	13%	93%
Equity derivatives	1,023	1,199	Option pricing model	Stock volatility	7%	99%
				Index volatility	7%	84%
				Index - index correlation	67%	91%
				Stock - stock correlation	3%	97%
FX derivatives	279	364	Option pricing model	Volatility	2%	17%
Other derivatives	1,214	346[1]	Discounted cash flow	Credit spread (bps)	320	1,500
			Option pricing model	Index volatility	2%	29%
				Commodity correlation	(30) %	100%
				Commodity forward (€/Ton)	69	91

Total market values from derivative financial instruments	9,085	6,089

[1]	Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

	Dec 31, 2013
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	2,551	2,156	Discounted cash flow	Swap rate (bps)	2	1,336
				Inflation swap rate	0%	8%
			Option pricing model	Inflation volatility	0%	3%
				Interest rate volatility	10%	95%
				IR - IR correlation	(2) %	91%
				Hybrid correlation	(70) %	95%
Credit derivatives	4,377	2,334	Discounted cash flow	Credit spread (bps)	2	4,093
				Recovery rate	0%	75%
			Correlation pricing model	Credit correlation	13%	88%
Equity derivatives	1,419	1,987	Option pricing model	Stock volatility	10%	100%
				Index volatility	11%	98%
				Index - index correlation	62%	98%
				Stock - stock correlation	10%	97%
FX derivatives	529	455	Option pricing model	Volatility	0%	30%
Other derivatives	1,680	1,142[1]	Discounted cash flow	Credit spread (bps)	320	1,500
			Option pricing model	Index volatility	4%	23%
				Commodity correlation	(30) %	100%
				Commodity forward (€/Ton)	97	106

Total market values from derivative financial instruments	10,556	8,074

[1]	Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Deutsche Bank	Consolidated Financial Statements	96
Interim Report as of June 30, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Unrealized Gains or Losses on Level 3 Instruments held or in Issue at the Reporting Date

The unrealized gains or losses are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13.The unrealized gains and losses on level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.

	Three months ended
in € m.	Jun 30, 2014	Jun 30, 2013
Financial assets held at fair value:
Trading securities	247	47
Positive market values from derivative financial instruments	(13)	(485)
Other trading assets	84	110
Financial assets designated at fair value through profit or loss	46	268
Financial assets available for sale	33	8
Other financial assets at fair value	0	0

Total financial assets held at fair value	397	(51)

Financial liabilities held at fair value:
Trading securities	(3)	6
Negative market values from derivative financial instruments	(19)	(1,054)
Other trading liabilities	0	0
Financial liabilities designated at fair value through profit or loss	(23)	430
Other financial liabilities at fair value	(6)	(54)

Total financial liabilities held at fair value	(52)	(672)

Total	345	(724)

Recognition of Trade Date Profit

If there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-date movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	Jun 30, 2014	Jun 30, 2013
Balance, beginning of year	796	699

New trades during the period	314	319

Amortization	(169)	(143)

Matured trades	(64)	(56)

Subsequent move to observability	(56)	(24)

Exchange rate changes	0	(2)

Balance, end of period	821	793

Deutsche Bank	Consolidated Financial Statements	97
Interim Report as of June 30, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Offsetting Financial Assets and Financial Liabilities

Fair Value of Financial Instruments not carried at Fair Value

This section should be read in conjunction with Note 15 “Fair Value of Financial Instruments not carried at Fair Value” of the Group’s Financial Report 2013.

The valuation techniques used to establish fair value for the Group’s financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note 14 “Financial Instruments carried at Fair Value” of the Group’s Financial Report 2013. As described in section “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’”, the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note 14 “Financial Instruments carried at Fair Value” of the Group’s Financial Report 2013 to the reclassified assets.

Other financial instruments not carried at fair value are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally, since the instruments generally do not trade there is significant management judgment required to determine these fair values.

Estimated fair value of financial instruments not carried at fair value on the balance sheet1

	Jun 30, 2014		Dec 31, 2013
in € m.	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and due from banks	21,096	21,096	17,155	17,155
Interest-earning deposits with banks	84,076	84,080	77,984	77,985
Central bank funds sold and securities purchased under resale agreements	28,827	28,827	27,363	27,363
Securities borrowed	25,147	25,147	20,870	20,870
Loans	387,901	392,384	376,582	378,085
Other financial assets	146,455	146,454	92,507	92,532

Financial liabilities:
Deposits	537,309	537,013	527,750	527,609
Central bank funds purchased and securities sold under repurchase agreements	13,426	13,427	13,381	13,385
Securities loaned	3,957	3,957	2,304	2,304
Other short-term borrowings	56,623	56,618	59,767	59,763
Other financial liabilities	177,284	177,284	142,649	142,666
Long-term debt	140,536	141,958	133,082	134,359
Trust preferred securities	10,118	11,532	11,926	12,915

[1]

Amounts generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Group’s Financial Report 2013.

Offsetting Financial Assets and Financial Liabilities

The Group is eligible to present certain financial assets and financial liabilities on a net basis on the balance sheet pursuant to criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments” of the Group’s Financial Report 2013.

The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

Deutsche Bank	Consolidated Financial Statements	98
Interim Report as of June 30, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Offsetting Financial Assets and Financial Liabilities

Assets

	Jun 30, 2014
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral[1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	28,240	(6,927)	21,313	0	0	(21,262)	51
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	7,514	0	7,514	0	0	(6,864)	650

Securities borrowed (enforceable)	12,530	0	12,530	0	0	(12,131)	399
Securities borrowed (non-enforceable)	12,618	0	12,618	0	0	(12,161)	457

Financial assets at fair value through profit or loss
Trading assets	212,039	(1,048)	210,991	0	(27)	(925)	210,039
Positive market values from derivative financial instruments (enforceable)	650,711	(185,832)	464,878	(397,024)	(45,009)	(9,700)	13,145
Positive market values from derivative financial instruments (non-enforceable)	19,891	0	19,891	0	0	0	19,891
Financial assets designated at fair value through profit or loss (enforceable)	118,923	(29,099)	89,824	(20,272)	(1,042)	(63,383)	5,128
Financial assets designated at fair value through profit or loss (non-enforceable)	86,315	0	86,315	0	0	(29,755)	56,560

Total financial assets at fair value through profit or loss	1,087,878	(215,979)	871,899	(417,295)	(46,078)	(103,764)	304,763

Loans	388,022	(121)	387,901	0	(11,537)	(45,091)	331,272

Other assets	187,283	(24,655)	162,628	(47,030)	(157)	(12)	115,428
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	9,945	(6,204)	3,741	(3,227)	0	0	514

Remaining assets not subject to netting	189,008	0	189,008	0	(555)	(301)	188,152

Total assets	1,913,092	(247,682)	1,665,410	(464,326)	(58,327)	(201,586)	941,172

[1]	Excludes real estate and other non-financial instrument collateral.

Liabilities

	Jun 30, 2014
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	537,364	(55)	537,309	0	0	0	537,309

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	15,606	(6,797)	8,809	0	0	(8,654)	155
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	4,617	0	4,617	0	0	(4,617)	0

Securities loaned (enforceable)	3,541	0	3,541	0	0	(3,306)	235
Securities loaned (non-enforceable)	416	0	416	0	0	(416)	0

Financial liabilities at fair value through profit or loss
Trading liabilities	53,751	(1,762)	51,989	0	0	0	51,989
Negative market values from derivative financial instruments (enforceable)	634,305	(186,107)	448,199	(399,638)	(43,803)	(4,757)	0
Negative market values from derivative financial instruments (non-enforceable)	23,723	0	23,723	0	0	(7,034)	16,689
Financial liabilities designated at fair value through profit or loss (enforceable)	82,297	(28,143)	54,154	(20,272)	0	(25,870)	8,013
Financial liabilities designated at fair value through profit or loss (non-enforceable)	51,660	0	51,660	0	0	(30,559)	21,101

Total financial liabilities at fair value through profit or loss	845,736	(216,012)	629,725	(419,910)	(43,803)	(68,220)	97,792

Other liabilities	222,110	(24,819)	197,291	(45,622)	0	0	151,669
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	6,816	(6,204)	613	(613)	0	0	0

Remaining liabilities not subject to netting	215,302	0	215,302	0	0	0	215,302

Total liabilities	1,844,692	(247,682)	1,597,009	(465,531)	(43,803)	(85,213)	1,002,462

Deutsche Bank	Consolidated Financial Statements	99
Interim Report as of June 30, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Offsetting Financial Assets and Financial Liabilities

Assets

	Dec 31, 2013
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral[1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	26,675	(2,390)	24,285	0	0	(24,271)	15
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	3,077	0	3,077	0	0	(830)	2,248

Securities borrowed (enforceable)	11,438	0	11,438	0	0	(11,051)	386
Securities borrowed (non-enforceable)	9,432	0	9,432	0	0	(9,004)	428

Financial assets at fair value through profit or loss
Trading assets	211,260	(1,190)	210,070	0	(311)	(2,881)	206,878
Positive market values from derivative financial instruments (enforceable)	738,425	(270,584)	467,841	(406,616)	(47,470)	(10,297)	3,458
Positive market values from derivative financial instruments (non-enforceable)	36,749	0	36,749	0	0	0	36,749
Financial assets designated at fair value through profit or loss (enforceable)	133,122	(19,575)	113,547	(17,121)	0	(84,266)	12,160
Financial assets designated at fair value through profit or loss (non-enforceable)	71,050	0	71,050	0	0	(50,263)	20,787

Total financial assets at fair value through profit or loss	1,190,605	(291,348)	899,257	(423,737)	(47,781)	(147,706)	280,032

Loans	376,638	(56)	376,582	0	(11,042)	(46,899)	318,640

Other assets	128,724	(16,185)	112,539	(43,574)	(278)	(385)	68,302
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	9,375	(5,412)	3,963	(3,518)	0	0	445

Remaining assets not subject to netting	174,790	0	174,790	0	0	(755)	174,035

Total assets	1,921,380	(309,979)	1,611,400	(467,311)	(59,102)	(240,901)	844,087

[1] Excludes real estate and other non-financial instrument collateral. Amounts have been adjusted accordingly.
Liabilities
	Dec 31, 2013
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	527,750	0	527,750	0	0	0	527,750

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	7,098	(2,390)	4,708	0	0	(4,675)	33
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	8,673	0	8,673	0	0	(7,080)	1,594

Securities loaned (enforceable)	2,304	0	2,304	0	0	(2,112)	192
Securities loaned (non-enforceable)	0	0	0	0	0	0	0

Financial liabilities at fair value through profit or loss
Trading liabilities	57,702	(1,898)	55,804	0	0	0	55,804
Negative market values from derivative financial instruments (enforceable)	721,233	(268,819)	452,414	(411,547)	(40,055)	(812)	0
Negative market values from derivative financial instruments (non-enforceable)	31,015	0	31,015	0	0	(7,639)	23,376
Financial liabilities designated at fair value through profit or loss (enforceable)	88,021	(18,262)	69,759	(17,121)	(588)	(49,055)	2,995
Financial liabilities designated at fair value through profit or loss (non-enforceable)	28,413	0	28,413	0	0	(3,890)	24,523

Total financial liabilities at fair value through profit or loss	926,384	(288,980)	637,404	(428,668)	(40,644)	(61,395)	106,698

Other liabilities	182,204	(18,610)	163,595	(46,058)	0	0	117,537
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	6,028	(5,412)	616	(616)	0	0	0

Remaining liabilities not subject to netting	212,000	0	212,000	0	0	0	212,000

Total liabilities	1,866,414	(309,979)	1,556,434	(474,725)	(40,644)	(75,262)	965,803

Deutsche Bank	Consolidated Financial Statements Information on the Consolidated Balance Sheet (unaudited) Allowance for Credit Losses	100
Interim Report as of June 30, 2014

The column “Gross amounts set off on the balance sheet” discloses the amounts offset in accordance with all the criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments” of the Group’s Financial Report 2013.

The column “Impact of Master Netting Agreements” discloses the amounts that are subject to master netting agreements but were not offset because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of off-setting are conditional upon the default of the counterparty only. The amounts presented for other assets and other liabilities include cash margin receivables and payables respectively.

The columns “Cash collateral” and “Financial instrument collateral” disclose the cash and financial instrument collateral amounts received or pledged in relation to the total amounts of assets and liabilities, including those that were not offset.

Non-enforceable master netting agreements refer to contracts executed in jurisdictions where the rights of set off may not be upheld under the local bankruptcy laws.

The cash collateral received against the positive market values of derivatives and the cash collateral pledged towards the negative mark-to-market values of derivatives are booked within the “Other liabilities” and “Other assets” balances respectively.

The Cash and Financial instrument collateral amounts disclosed reflect their fair values. The rights of set off relating to the cash and financial instrument collateral are conditional upon the default of the counterparty.

Allowance for Credit Losses

	Six months ended Jun 30, 2014
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,857	2,732	5,589	102	114	216	5,805

Provision for credit losses	191	283	474	13	9	22	496
Thereof: (Gains)/Losses from disposal of impaired loans	(40)	(4)	(44)	0	0	0	(44)

Net charge-offs:	(640)	(184)	(824)	0	0	0	(824)
Charge-offs	(662)	(230)	(892)	0	0	0	(892)
Recoveries	23	46	69	0	0	0	69

Changes in the group of consolidated companies	0	0	0	0	0	0	0

Exchange rate changes/other	(16)	(6)	(23)	0	1	0	(22)

Balance, end of period	2,392	2,824	5,216	114	124	238	5,454

Changes compared to prior year

Provision for credit losses
In € m.	(341)	3	(338)	7	(1)	6	(332)
In %	(64)	1	(42)	142	(13)	38	(40)

Net charge-offs
In € m.	(319)	(73)	(391)	0	0	0	(391)
In %	99	66	91	0	0	0	91

Deutsche Bank	Consolidated Financial Statements Information on the Consolidated Balance Sheet (unaudited) Other Assets and Other Liabilities	101
Interim Report as of June 30, 2014

	Six months ended Jun 30, 2013
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,266	2,426	4,692	118	97	215	4,907

Provision for credit losses	532	280	812	5	11	16	828
Thereof: (Gains)/Losses from disposal of impaired loans	4	(43)	(39)	0	0	0	(39)

Net charge-offs:	(321)	(111)	(432)	0	0	0	(432)
Charge-offs	(336)	(199)	(535)	0	0	0	(535)
Recoveries	15	88	103	0	0	0	103

Changes in the group of consolidated companies	0	0	0	0	0	0	0

Exchange rate changes/other	(45)	(20)	(65)	0	0	0	(65)

Balance, end of period	2,432	2,575	5,007	123	108	231	5,237

Changes compared to prior year

Provision for credit losses
In € m.	83	(14)	69	17	9	26	95
In %	18	(5)	9	(144)	444	(260)	13

Net charge-offs
In € m.	44	24	68	0	0	0	68
In %	(12)	(18)	(14)	0	0	0	(14)

Other Assets and Other Liabilities

Other Assets

in € m.	Jun 30, 2014	Dec 31, 2013
Brokerage and securities related receivables
Cash/margin receivables	46,059	40,938
Receivables from prime brokerage	10,539	9,140
Pending securities transactions past settlement date	8,810	2,697
Receivables from unsettled regular way trades	73,407	30,410

Total brokerage and securities related receivables	138,815	83,185

Accrued interest receivable	2,911	3,236

Assets held for sale	1,566	6,670

Other	19,336	19,448

Total other assets	162,628	112,539

Deutsche Bank	Consolidated Financial Statements Information on the Consolidated Balance Sheet (unaudited) Shares Issued and Outstanding	102
Interim Report as of June 30, 2014

Other Liabilities

in € m.	Jun 30, 2014	Dec 31, 2013
Brokerage and securities related payables
Cash/margin payables	50,292	53,435
Payables from prime brokerage	31,136	30,266
Pending securities transactions past settlement date	8,044	2,289
Payables from unsettled regular way trades	71,892	33,001

Total brokerage and securities related payables	161,365	118,992

Accrued interest payable	2,956	3,673

Liabilities held for sale	114	6,264

Other	32,857	34,666

Total other liabilities	197,291	163,595

Long-Term Debt

in € m.	Jun 30, 2014	Dec 31, 2013
Senior debt:

Bonds and notes
Fixed rate	80,588	76,953
Floating rate	32,211	26,503

Subordinated debt:

Bonds and notes
Fixed rate	2,796	3,022
Floating rate	3,000	4,557

Other	21,940	22,047

Total long-term debt	140,536	133,082

Shares Issued and Outstanding

On June 5, 2014, Deutsche Bank AG issued 59.9 million new common shares at € 29.20 per share, resulting in total proceeds of € 1.7 billion. The shares were issued with full dividend rights for the year 2014 from authorized capital and without pre-emptive rights. The shares were placed with Paramount Services Holdings Ltd.

On June 25, 2014, Deutsche Bank AG completed a capital increase from authorized capital against cash contributions through a public offering with subscription rights. In total, 299.8 million new common shares were issued, resulting in total proceeds of € 6.8 billion. The shares were issued with full dividend rights for the year 2014. 99.1 % of the subscription rights were exercised and thus 297.1 million new shares were issued at the subscription price of € 22.50 per share. The remaining 2.8 million new shares were sold in the market at an average price of € 26.58 per share.

Deutsche Bank	Consolidated Financial Statements Information on the Consolidated Balance Sheet (unaudited) Additional Equity Components	103
Interim Report as of June 30, 2014

The transaction costs related to these capital increases that were directly recorded in equity amounted to € 0.1 billion after tax.

in million	Jun 30, 2014	Dec 31, 2013
Shares issued	1,379.3	1,019.5

Shares in treasury	0.3	0.2

Thereof:

Buyback	0.0	0.0

Other	0.3	0.2

Shares outstanding	1,379.0	1,019.3

Additional Equity Components

On May 20, 2014, Deutsche Bank AG placed Additional Tier 1 Notes (the “AT1 Notes” or “Notes”), amounting to € 3.5 billion. Warrants to subscribe a total of 30,250 shares, which had originally been attached to the Notes, were already detached by an initial subscriber.

The AT1 Notes constitute unsecured and subordinated notes of Deutsche Bank. The Notes bear interest on their nominal amount from the issue date to the first call date at a fixed annual rate. Thereafter the interest rate will be reset at five year intervals. Payments of interest are subject to cancellation, in whole or in part, and, if cancelled, are non-cumulative, and interest payments in the following years will not increase to compensate for any shortfall in interest payments in any previous year. The Notes do not have a maturity date. They are redeemable by Deutsche Bank at its discretion on the respective first call date and at five year intervals thereafter or in other limited circumstances. In each case, the Notes are subject to limitations and conditions as described in the terms and conditions for example, the Notes can be redeemed by Deutsche Bank at its discretion, in whole but not in part, for certain regulatory or taxation reasons. Any redemption is subject to the prior consent of the competent supervisory authority. The redemption amount and the nominal amount of the Notes may be written down upon the occurrence of a trigger event. A trigger event occurs if the Common Equity Tier 1 capital ratio, determined on a consolidated basis falls below 5.125%. The Notes may also be written up, following a trigger event, subject to meeting certain conditions.

Deutsche Bank	Consolidated Financial Statements Other Financial Information (unaudited) Other Contingencies	104
Interim Report as of June 30, 2014

Other Financial Information (unaudited)

Credit related Commitments and Contingent Liabilities

In the normal course of business the Group enters regularly into irrevocable lending commitments as well as lending-related contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on a third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. The Group considers these instruments in monitoring its credit exposure and may agree upon collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient evidence of a loss from an expected claim, a provision is established and recorded on the balance sheet.

The following table shows the Group’s irrevocable lending commitments and lending-related contingent liabilities without considering collateral or provisions. It shows the maximum potential impact to the Group in the event that all of these liabilities must be fulfilled. The table does not show the expected future cash outflows from these obligations as many of them will expire without being drawn, arising claims will be honoured by the customers, or such claims may be recovered from proceeds from collateral obtained.

in € m.	Jun 30, 2014	Dec 31, 2013
Irrevocable lending commitments	128,134	126,660

Contingent liabilities	63,017	65,630

Total	191,151	192,290

Other Contingencies

Litigation

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. The legal and regulatory claims for which the Group has taken material provisions or for which there are material contingent liabilities that are more than remote are described below; similar matters are grouped together and some matters consist of a number of claims. These and other matters have the potential to result in the imposition of significant financial and other consequences for the Bank. The estimated loss in respect of each, where such an estimate can be made, has not been disclosed for individual matters because the Group has concluded that such disclosure can be expected to seriously prejudice their outcome. Note 29 “Provisions” of the Group’s Financial Report 2013 describes how the Group estimates provisions and expected losses in respect of its contingent liabilities, and the uncertainties and limitations inherent in such process. For these and other matters that may have a significant impact on the Group and for which an estimate can be made, the Group currently estimates that, as of June 30, 2014, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 3.2 billion (December 31, 2013: € 1.5 billion). This figure includes contingent liabilities on matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party.

The Group may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

Deutsche Bank	Consolidated Financial Statements Other Financial Information (unaudited) Other Contingencies	105
Interim Report as of June 30, 2014

Credit Default Swap Antitrust Matters. On July 1, 2013, the European Commission (EC) issued a Statement of Objections (the “SO”) against Deutsche Bank, Markit Group Limited (Markit), the International Swaps and Derivatives Association, Inc. (ISDA), and twelve other banks alleging anti-competitive conduct under Article 101 of the Treaty on the Functioning of the European Union (TFEU) and Article 53 of the European Economic Area Agreement (the “EEA Agreement”). The SO sets forth preliminary conclusions of the EC that (i) attempts by certain entities to engage in exchange trading of unfunded credit derivatives were foreclosed by improper collective action in the period from 2006 through 2009, and (ii) the conduct of Markit, ISDA, Deutsche Bank and the twelve other banks constituted a single and continuous infringement of Article 101 of the TFEU and Article 53 of the EEA Agreement. If the EC finally concludes that infringement occurred, it may seek to impose fines and other remedial measures on Deutsche Bank, Markit, ISDA and the twelve other banks. Deutsche Bank filed a response contesting the EC’s preliminary conclusions in January 2014. Deutsche Bank and other SO addressees presented orally the key elements of their responses at an oral hearing in May 2014.

Antitrust Litigation regarding Credit Default Swaps. Several putative civil actions have been filed in federal court in the United States District Court for the Southern District of New York and the United States District Court for the Northern District of Illinois against Deutsche Bank and numerous other credit default swap (CDS) dealer banks. All of the complaints allege that the banks conspired to prevent the establishment of exchange traded CDS, with the effect of raising prices for over-the-counter CDS transactions, and seek to represent a class of individuals and entities located in the United States or abroad who, during a period from about October 2008 through the present, directly purchased CDS from or directly sold CDS to the defendants in the United States. All of these CDS civil actions were consolidated for pre-trial purposes and lead plaintiffs filed a consolidated amended complaint, followed by a second amended complaint. Defendants have filed a motion to dismiss the second amended complaint. That motion is currently pending.

Credit Correlation. Certain regulatory authorities are investigating Deutsche Bank’s bespoke credit correlation trading book and certain risks within that book, during the credit crisis. Issues being examined include the methodology used to value positions in the book as well as the robustness of controls governing the application of valuation methodologies. Deutsche Bank is cooperating with those investigations.

FX Investigations and Litigations. Deutsche Bank has received requests for information from certain regulatory authorities globally who are investigating trading in the foreign exchange market. The Bank is cooperating with these investigations. Relatedly, Deutsche Bank is conducting its own internal global review of foreign exchange trading. In connection with this review, the Bank has taken, and will continue to take, disciplinary action with regards to individuals if merited. Deutsche Bank is also named as a defendant in three putative class actions brought in the United States District Court for the Southern District of New York alleging antitrust claims relating to the alleged manipulation of foreign exchange rates.

High Frequency Trading. Deutsche Bank has received requests for information from certain regulatory authorities related to high frequency trading. The Bank is cooperating with these requests. Deutsche Bank is also named as a defendant in putative class action complaints alleging violations of U.S. securities laws related to high frequency trading.

Interbank Offered Rates Matters. Deutsche Bank has received subpoenas and requests for information from various regulatory and law enforcement agencies in Europe, North America and Asia Pacific in connection with industry-wide investigations concerning the setting of London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank offered rates. Deutsche Bank is cooperating with these investigations.

On December 4, 2013, Deutsche Bank announced that it had reached a settlement with the European Commission as part of a collective settlement to resolve the European Commission’s investigations in relation to anticompetitive conduct in the trading of Euro interest rate derivatives and Yen interest rate derivatives. Under the terms of the settlement agreement, Deutsche Bank agreed to pay € 466 million for the Euro interest rate derivatives and € 259 million for the Yen interest rate derivatives matters, respectively, or € 725 million in total.

Deutsche Bank	Consolidated Financial Statements Other Financial Information (unaudited) Other Contingencies	106
Interim Report as of June 30, 2014

The settlement amount was already substantially reflected in Deutsche Bank’s existing litigation reserves, and no material additional reserves were necessary. The settlement amount reflects the high market share held by Deutsche Bank in certain of the markets investigated by the European Commission. Deutsche Bank remains exposed to civil litigation and further regulatory action relating to these benchmarks.

In the period from mid-2012 to mid-2014, four financial institutions entered into settlements with the U.K. Financial Services Authority, U.S. Commodity Futures Trading Commission and U.S. Department of Justice (DOJ). While the terms of the various settlements differed, they all involved significant financial penalties and regulatory consequences. For example, two financial institutions’ settlements included a Deferred Prosecution Agreement, pursuant to which the DOJ agreed to defer prosecution of criminal charges against the applicable entity provided that the financial institution satisfies the terms of the Deferred Prosecution Agreement. The terms of the other two financial institutions’ settlements included Non-Prosecution Agreements, pursuant to which the DOJ agreed not to file criminal charges against the entities so long as certain conditions are met. In addition, affiliates of two of the financial institutions agreed to plead guilty to a crime in a United States court for related conduct.

A number of civil actions, including putative class actions, are pending in federal court in the United States District Court for the Southern District of New York (SDNY) against Deutsche Bank and numerous other banks. All but two of these actions were filed on behalf of parties who allege that they held or transacted in U.S. Dollar LIBOR-based derivatives or other financial instruments and sustained losses as a result of purported collusion or manipulation by the defendants relating to the setting of U.S. Dollar LIBOR. With one exception, all of the civil actions pending in the SDNY concerning U.S. Dollar LIBOR are being coordinated as part of a multidistrict litigation (U.S. Dollar LIBOR MDL). In March 2013, the District Court dismissed the federal and state antitrust claims, claims asserted under the Racketeer Influenced and Corrupt Organizations Act (RICO) and certain state law claims that had been asserted in six amended complaints. Appeals to the United States Court of Appeals for the Second Circuit were dismissed as premature; the United States Supreme Court has granted a writ of certiorari filed by plaintiffs in one of the actions seeking review of the Second Circuit’s dismissal and will consider the question of whether the appeal should be heard by the Court of Appeals now. Additional complaints relating to the alleged manipulation of U.S. Dollar LIBOR have been filed in, removed to, or transferred to the SDNY and are being coordinated as part of the U.S. Dollar LIBOR MDL. These additional actions have been stayed. The SDNY court issued a decision in June 2014 addressing various matters pending before it at the time and indicated in July 2014 that it is in the process of determining the next steps in the proceeding. An additional action concerning U.S. Dollar LIBOR is independently pending in the SDNY and is subject to a pending motion to dismiss.

A putative class action was filed against Deutsche Bank and other banks concerning the alleged manipulation of Yen LIBOR and Euroyen TIBOR. On March 28, 2014, the SDNY court granted defendants’ motions to dismiss claims asserted under U.S. federal antitrust laws and for unjust enrichment, but denied defendants’ motions as to certain claims asserted under the Commodity Exchange Act. Motions for reconsideration of the denial of defendants’ motions are pending. Deutsche Bank is also a defendant in a putative class action concerning the alleged manipulation of Euribor. Defendants’ time to respond to that complaint has been stayed pending amendments to the complaint. Claims for damages in these cases have been asserted under various legal theories, including violations of the Commodity Exchange Act, federal and state antitrust laws, the Racketeer Influenced and Corrupt Organizations Act, and other federal and state laws.

Kirch. The public prosecutor’s office in Munich is currently conducting criminal investigations against several former Management Board members and two current Management Board members of Deutsche Bank AG, Juergen Fitschen and Stephan Leithner, in connection with the Kirch case. The Kirch case involved several civil proceedings between Deutsche Bank AG and Dr. Leo Kirch as well as media companies controlled by him. The key issue was whether an interview given by Dr. Rolf Breuer, then Spokesman of Deutsche Bank’s Management Board, in 2002 with Bloomberg television, during which Dr. Breuer commented on Dr. Kirch’s (and his companies’) inability to obtain financing, caused the insolvency of the Kirch companies. In February 2014,

Deutsche Bank	Consolidated Financial Statements	107
Interim Report as of June 30, 2014	Other Financial Information (unaudited)
	Other Contingencies

Deutsche Bank and the Kirch heirs reached a comprehensive settlement, which has ended all legal disputes between them.

The public prosecutors are investigating whether the two current Management Board members failed to correct in a timely manner factual statements made by Deutsche Bank’s litigation counsel in submissions filed in a civil case between Kirch and Deutsche Bank AG before the Munich Higher Regional Court and the Federal Court of Justice, after allegedly having become aware that such statements were not correct. Under German law, a party in a civil litigation is under a statutory duty to make sure all factual statements made by it in court are accurate. The two current Management Board members are targets of the criminal investigation because (unlike the other current Management Board members of the Bank) they are alleged to have had special knowledge or responsibility in relation to the Kirch case. The investigation involving former Management Board members is based on the allegation that the former Management Board members gave incorrect testimony to the Munich Higher Regional Court.

The Supervisory Board and the Management Board of the Bank have obtained opinions from an international law firm and a retired president of one of the leading courts of appeal in Germany to the effect that there is no basis for the accusation of criminal wrongdoing made by the public prosecutors against the two current Management Board members. Deutsche Bank is cooperating with the Munich public prosecutor’s office.

Mortgage-Related and Asset-Backed Securities Matters and Investigation. Deutsche Bank, along with certain affiliates (collectively referred in these paragraphs to as “Deutsche Bank”), have received subpoenas and requests for information from certain regulators and government entities, including members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force, concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), collateralized debt obligations, other asset-backed securities and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

Deutsche Bank has been named as defendant in numerous civil litigations in various roles as issuer or underwriter in offerings of RMBS and other asset-backed securities. These cases include putative class action suits, actions by individual purchasers of securities, actions by trustees on behalf of RMBS trusts, and actions by insurance companies that guaranteed payments of principal and interest for particular tranches of securities offerings. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination.

Deutsche Bank is a defendant in putative class actions relating to its role, along with other financial institutions, as underwriter of RMBS issued by IndyMac MBS, Inc. and Novastar Mortgage Corporation. These cases are in discovery.

On December 18, 2013, the United States District Court for the Southern District of New York dismissed the claims against Deutsche Bank in the putative class action relating to RMBS issued by Residential Accredit Loans, Inc. and its affiliates.

Deutsche Bank is a defendant in various non-class action lawsuits and arbitrations by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including Assured Guaranty Municipal Corporation, Aozora Bank, Ltd., Bayerische Landesbank, Commerzbank AG, the Federal Deposit Insurance Corporation (as conservator for Colonial Bank, Franklin Bank S.S.B., Guaranty Bank, Citizens National Bank and Strategic Capital Bank), the Federal Home Loan Bank of Boston, the Federal Home

Deutsche Bank	Consolidated Financial Statements	108
Interim Report as of June 30, 2014	Other Financial Information (unaudited)
	Other Contingencies

Loan Bank of San Francisco, the Federal Home Loan Bank of Seattle, HSBC Bank USA, National Association (as trustee for certain RMBS trusts), John Hancock, Knights of Columbus, Landesbank Baden-Württemberg, Mass Mutual Life Insurance Company, Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by WestLB AG), Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank), Sealink Funding Ltd. (as purported assignee of claims of special purpose vehicles created and/or managed by Sachsen Landesbank and its subsidiaries), Texas County & District Retirement System, The Charles Schwab Corporation, Triaxx Prime CDO 2006-1 Ltd., Triaxx Prime CDO 2006-1 LLC, Triaxx Prime CDO 2006-2 Ltd., Triaxx Prime CDO 2006-2 LLC, Triaxx Prime CDO 2007-1 Ltd. and Triaxx Prime CDO 2007-1 LLC.

In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert claims against Deutsche Bank in connection with various RMBS offerings and other related products to toll the relevant statutes of limitations. It is possible that these potential claims may have a material impact on Deutsche Bank. In addition, Deutsche Bank has entered into settlement agreements with some of these entities, the financial terms of which are not material to Deutsche Bank.

Deutsche Bank National Trust Company (“DBNTC”) and Deutsche Bank Trust Company Americas (“DBTCA”) have been named as defendants in civil litigation concerning their roles as trustees of certain RMBS trusts. On June 18, 2014, a group of investors filed a civil action against DBNTC and DBTCA in New York State Supreme Court purportedly on behalf of and for the benefit of 544 private-label RMBS trusts asserting claims for alleged violations of the Trust Indenture Act of 1939, breach of contract, breach of fiduciary duty and negligence based on DBNTC and DBTCA’s alleged failure to perform their duties as trustees for the trusts. On June 18, 2014, Royal Park Investments SA/NV filed a purported class action on behalf of investors in 10 RMBS trusts against DBNTC in the U.S. District Court for the Southern District of New York asserting claims for alleged violations of the Trust Indenture Act of 1939, breach of contract and breach of trust based on DBNTC’s alleged failure to perform its duties as trustee for the trusts.

Precious metals. Deutsche Bank has received requests for information from certain regulatory authorities related to precious metal benchmarks. The Bank is cooperating with those requests. Deutsche Bank is also named as a defendant in several putative class action complaints alleging violations of U.S. antitrust law and the U.S. Commodity Exchange Act related to alleged manipulation of gold prices through participation in the Gold Fix.

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from certain regulatory and law enforcement agencies concerning its historical processing of U.S. Dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws. These agencies are investigating whether such processing complied with U.S. federal and state laws. In 2006, Deutsche Bank voluntarily decided that it would not engage in new U.S. Dollar business with counterparties in Iran, Sudan, North Korea and Cuba and with certain Syrian banks, and to exit existing U.S. Dollar business with such counterparties to the extent legally possible. In 2007, Deutsche Bank decided that it would not engage in any new business, in any currency, with counterparties in Iran, Syria, Sudan and North Korea and to exit existing business, in any currency, with such counterparties to the extent legally possible; it also decided to limit its non-U.S. Dollar business with counterparties in Cuba. Deutsche Bank is providing information to and otherwise cooperating with these agencies in their investigations.

Deutsche Bank	Consolidated Financial Statements	109
Interim Report as of June 30, 2014	Other Financial Information (unaudited)
	Related Party Transactions

Mortgage Repurchase Demands

From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S.$ 84 billion of private label securities and U.S.$ 71 billion of loans through whole loan sales. Deutsche Bank has been presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank’s general practice is to process valid repurchase demands that are presented in compliance with contractual rights.

As of June 30, 2014, Deutsche Bank has approximately U.S.$ 4.6 billion of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). These demands consist primarily of demands made in respect of private label securitizations by the trustees or servicers thereof. Against these outstanding demands, Deutsche Bank recorded provisions of U.S.$ 520 million (€ 380 million) as of June 30, 2014.

As of June 30, 2014, Deutsche Bank has completed repurchases, obtained agreements to rescind and otherwise settled claims on loans with an original principal balance of approximately U.S.$ 4.9 billion. In connection with those repurchases, agreements and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S.$ 65.9 billion of loans sold by Deutsche Bank as described above.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert mortgage loan repurchase demands against Deutsche Bank to toll the relevant statutes of limitations. It is possible that these potential demands may have a material impact on Deutsche Bank.

Deutsche Bank anticipates that additional mortgage repurchase demands may be made in respect of mortgage loans that it has sold, but cannot reliably estimate their timing or amount, which can be influenced by, among other things, court decisions on when the statute of limitations on breaches of representations and warranties accrues including in an appeal pending before the New York Court of Appeal with respect to a residential mortgage-backed security issued by Deutsche Bank.

Related Party Transactions

Transactions with related parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other parties.

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of June 30, 2014, were loans and commitments of € 3 million and deposits of € 14 million. As of December 31, 2013, there were loans and commitments of € 4 million and deposits of € 12 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

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Interim Report as of June 30, 2014	Other Financial Information (unaudited)
	Related Party Transactions

Transactions with Subsidiaries, Associates and Joint Ventures

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Loans issued and guarantees granted

	Associated companies and other related parties
in € m.	Jun 30, 2014	Dec 31, 2013
Loans outstanding, beginning of period	357	918

Loans issued during the period	302	528

Loan repayments during the period	299	676

Changes in the group of consolidated companies	0	(397)[1]

Exchange rate changes/other	(1)	(16)

Loans outstanding, end of period[2]	359	357

Other credit risk related transactions:
Allowance for loan losses	5	6

Provision for loan losses	0	0

Guarantees and commitments	60	54

[1]

In the second quarter of 2013, some entities were fully consolidated for the first time, which were formerly classified as equity method investments. Therefore loans made to these investments were eliminated on consolidation. Consequently related provisions and allowances for loan losses reduced at the same time.

[2]	Loans past due were € 2 million as of June 30, 2014 and December 31, 2013, respectively.

Deposits received

	Associated companies and other related parties
in € m.	Jun 30, 2014	Dec 31, 2013
Deposits, beginning of period	167	245

Deposits received during the period	68	105

Deposits repaid during the period	76	179

Changes in the group of consolidated companies	(42)	(3)

Exchange rate changes/other	0	(2)

Deposits, end of period	117	167

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 68 million as of June 30, 2014, and € 130 million as of December 31, 2013. Trading liabilities and negative market values from derivative financial transactions with associated companies were nil as of June 30, 2014, and € 1 million as of December 31, 2013.

Transactions with Pension Plans

The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of June 30, 2014, transactions with these plans were not material for the Group.

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Interim Report as of June 30, 2014	Other Financial Information (unaudited)
	Non-Current Assets and Disposal Groups Held for Sale

Business Combinations

Xchanging Transaction Bank

On September 2, 2013, Deutsche Bank AG announced that it completed the purchase of the remaining 51 % of the shares in its joint venture Xchanging etb GmbH (“Xetb”), which is the holding company of Xchanging Transaction Bank GmbH (“XTB”). The purchase price paid for the step-acquisition consists of a base component of € 41 million, subject to certain adjustments. Of that amount, € 36 million was paid as cash consideration by the acquirer. The remaining € 5 million was paid by XTB to the seller, Xchanging plc., in the course of closing the transaction, which resulted in a reduction of the acquired net assets.

The acquisition accounting was finalized in the second quarter 2014, resulting in a net increase of the pur-chase consideration paid and a corresponding increase of goodwill recognized of € 1 million each. Accordingly, the final amount of goodwill originating from the transaction amounted to € 38 million, which has been allocated to PBC (€ 25 million), GTB (€ 6 million), CB&S (€ 5 million) and DeAWM (€ 2 million). The reconciliation of the total purchase consideration and the opening balance sheet as of the acquisition date were as follows:

Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.
Cash consideration transferred	36

Fair value of pre-existing stakes	21

Deduction for settlement of pre-existing relationship	(8)

Total purchase consideration, including fair value of the Group’s equity interest held before the business combination	50

Recognized amounts of identifiable assets acquired and liabilities assumed[1]

Cash and cash equivalents	6

Financial assets available for sale	24

Intangible assets	6

All other assets	31

Provisions	22

All other liabilities	34

Total identifiable net assets	12

Goodwill	38

Total identifiable net assets and goodwill acquired	50

[1]	By major class of assets acquired and liabilities assumed.

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are reported in Other assets and Other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of June 30, 2014.

Non-Current Assets and Disposal Groups Held for Sale at the Reporting Date

Total assets held for sale amounted to € 1.6 billion as of June 30, 2014 (December 31, 2013: € 6.7 billion) and the disposal groups included liabilities of € 114 million (December 31, 2013: € 6.3 billion).

In the second quarter 2014, the Group reached an agreement with Blackstone Real Estate Partners VII (“Blackstone”) to sell Nevada Property 1 LLC, the owner of The Cosmopolitan of Las Vegas (“The Cosmopolitan”), a leading resort and casino held in the Corporate Division NCOU. Under the transaction, Blackstone will acquire 100 % of The Cosmopolitan for approximately € 1.3 billion (U.S.$ 1.73 billion), which will be paid in cash. Its classification as a disposal group held for sale did not result in an impairment loss. The transaction, which is subject to regulatory approvals, is expected to close in the fourth quarter 2014.

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Interim Report as of June 30, 2014	Other Financial Information (unaudited)
	Events after the Reporting Period

In the first quarter 2014, the Group classified a real estate foreclosure portfolio as held for sale within the Corporate Division NCOU. The portfolio has since been sold. Its classification as held for sale did not result in an impairment loss. The respective portfolio has been measured at fair value less costs to sell on a non-recurring basis, with fair value measurement categorized as level 3 in the fair value hierarchy.

Also in the first quarter 2014, the Group recorded an impairment loss of € 9 million on an existing disposal group held for sale of the Corporate Division DeAWM. The charge was recognized in other income.

As of June 30, 2014 and December 31, 2013, unrealized net gains of € 3 million and € 2 million, respectively, relating to non-current assets and disposal groups classified as held for sale were recognized directly in accumulated other comprehensive income (loss).

Disposals

Division	Disposal	Financial impact[1]	Date of the disposal
Private & Business Clients	Office building previously held as property and equipment.	None.	Second quarter 2014

Non-Core Operations Unit	Sale of the Group’s subsidiary BHF-BANK AG to Kleinwort Benson Group and RHJ International (“RHJI”), following receipt of outstanding regulatory approvals. The Group received total consideration subject to closing purchase price adjustments of € 340 million, comprised of € 309 million in cash and € 31 million in RHJI shares issued at par value.	None.	First quarter 2014

Non-Core Operations Unit	Sale of office buildings previously held as investment property within other assets.	None.	First quarter 2014

[1] Impairment losses and reversals of impairment losses are included in Other income.

Events after the Reporting Period

After the reporting date no material events occurred which had a significant impact on the Group’s results of operations, financial position and net assets.

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Interim Report as of June 30, 2014	Non-GAAP Financial Measures
	Pre-Tax and Post-Tax Return on Average Active Equity

Other Information (unaudited)

Non-GAAP Financial Measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Fully loaded CRR/CRD 4 Leverage Ratio

As part of its balance sheet management, the Group uses a fully loaded CRR/CRD 4 leverage ratio, which is Tier 1 capital on a fully loaded basis as a percentage of the CRR/CRD 4 exposure measure (which is derived by applying adjustments to IFRS total assets). Such non-GAAP financial measure is described in “Management Report: Risk Report: Balance Sheet Management”. This measure is calculated based on the Group’s current interpretation of rules and might therefore vary from the assumptions and estimates applied by the Group’s competitors. Accordingly, the fully loaded CRR/CRD 4 leverage ratio may not be comparable with similarly labeled measures used by the Group’s competitors.

Pre-Tax and Post-Tax Return on Average Active Equity

The pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders, as a percentage of the Group’s average active equity, both as defined below.

In connection with the implementation of the Group’s communicated strategy, the Group considers the post-tax return on average active equity, both on a Group and a segment basis. The post-tax return on both average shareholders’ equity and average active equity at the Group level reflects the reported effective tax rate for the Group, which was 74 % for the three months ended June 30, 2014, and 58 % for the prior year’s quarter. The tax rate was 48 % for the six months ended June 30, 2014, and 38 % for the prior year’s comparative period. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributable to the segments, so that the segment tax rates ranged from 35 % to 36 % for the current quarter and from 34 % to 36 % for the prior year’s quarter. The tax rate was 34 % for the six months ended June 30, 2014, and 34 % for the six months ended June 30, 2013.

IBIT attributable to Deutsche Bank Shareholders: The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income (loss) before income taxes as follows:

	Three months ended		Six months ended
in € m.	Jun 30, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Income (loss) before income taxes (IBIT)	917	792	2,597	3,206

Less income (loss) before income taxes attributable to noncontrolling interests	(1)	(1)	(21)	(10)

IBIT attributable to Deutsche Bank shareholders	916	791	2,576	3,196

Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and the Group’s ratios based on average active equity should not be compared to other companies’ ratios without considering differences in the calculations. The Group adjusts the average shareholders’ equity for average

Deutsche Bank	Other Information (unaudited)	114
Interim Report as of June 30, 2014	Non-GAAP Financial Measures
	Book Value and Tangible Book Value per Basic Share Outstanding

dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval at the Annual General Meeting each year. Effective July 1, 2013, the definition of active equity has been aligned to the CRR/CRD 4 framework so that accumulated other comprehensive income (loss) excluding foreign currency translation, net of taxes, is now part of active equity. Prior periods have been restated.

	Three months ended		Six months ended
in € m.	Jun 30, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Average shareholders’ equity	58,125	56,990	56,877	55,803

Average dividend accruals	(703)	(625)	(757)	(681)

Average active equity	57,422	56,365	56,120	55,122

Pre-tax and post-tax returns on average active equity are presented below. For comparison, also presented are the pre-tax and post-tax returns on average shareholders’ equity, which are defined as IBIT and net income, respectively, attributable to Deutsche Bank shareholders, as a percentage of average shareholders’ equity.

	Three months ended		Six months ended
in %	Jun 30, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Pre-tax return on average shareholders’ equity	6.3	5.6	9.1	11.5

Pre-tax return on average active equity	6.4	5.6	9.2	11.6

Post-tax return on average shareholders’ equity	1.6	2.3	4.6	7.1

Post-tax return on average active equity	1.6	2.4	4.7	7.2

Book Value and Tangible Book Value per Basic Share Outstanding

Book value per basic share and tangible book value per basic share are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible Book Value

in € m.	Jun 30, 2014	Dec 31, 2013
Total shareholders’ equity (Book value)	64,686	54,719

Goodwill and other intangible assets	(14,112)	(13,932)

Tangible shareholders’ equity (Tangible book value)	50,574	40,787

Basic Shares Outstanding
in million (unless stated otherwise)	Jun 30, 2014	Dec 31, 2013
Number of shares issued	1,379.3	1,068.5

Treasury shares	(0.3)	(0.2)

Vested share awards	8.5	8.8

Basic shares outstanding[1]	1,387.5	1,077.1

Book value per basic share outstanding in €	46.62	50.80

Tangible book value per basic share outstanding in €	36.45	37.87

[1]	The basic shares outstanding have been adjusted for December 31, 2013 in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.

Deutsche Bank	Other Information (unaudited)	115
Interim Report as of June 30, 2014	Non-GAAP Financial Measures
	Cost-income ratio (adjusted) and Post-tax return on average active equity (adjusted)

Cost-income ratio (adjusted) and Post-tax return on average active equity (adjusted)

In connection with the implementation of the Group’s communicated strategy, Deutsche Bank has announced aspirations, at the Group level and with respect to the CB&S Corporate Division, for its cost-income ratio (adjusted) and its post-tax return on average active equity (adjusted), both of which are non-GAAP financial measures.

Cost-income ratio (adjusted) is calculated by dividing adjusted cost base (described below) by net revenues (reported).

Post-tax return on average active equity (adjusted) is calculated by dividing net income attributable to Deutsche Bank shareholders (adjusted) (described below) by average active equity (described above).

Adjusted cost base is a non-GAAP financial measure most directly comparable to the IFRS financial measure noninterest expenses. Adjusted cost base is calculated by adjusting noninterest expenses under IFRS for (i) the costs-to-achieve (CtA) of the Group’s Operational Excellence (OpEx) program, (ii) litigation expenses, (iii) policyholder benefits and claims, (iv) other severances, (v) impairment of goodwill and other intangible assets and (vi) other divisional-specific cost items.

IBIT attributable to Deutsche Bank shareholders (adjusted) is a non-GAAP financial measure most directly comparable to the IFRS financial measure income before income taxes (IBIT). It is calculated by adjusting IBIT attributable to Deutsche Bank shareholders (which, as described above, is itself a non-GAAP financial measure based on IBIT under IFRS) for (i) CRR/CRD 4 CVA (mark-to-market movements on related hedges), DVA and FVA, (ii) OpEx CtA, (iii) other severances, (iv) litigation expenses and (v) impairment of goodwill and other intangible assets.

Net income attributable to Deutsche Bank shareholders (adjusted) is a non-GAAP financial measure most directly comparable to the IFRS financial measure net income. It is calculated by adjusting IBIT attributable to Deutsche Bank shareholders (adjusted) for the income tax expense (benefit) impact for the period.

The Group believes that the presentation of these measures excluding the impact of these items provides a more meaningful depiction of the underlying fundamentals of its businesses impacted by such items.

Deutsche Bank	Other Information (unaudited)	116
Interim Report as of June 30, 2014	Non-GAAP Financial Measures
	Cost-income ratio (adjusted) and Post-tax return on average active equity (adjusted)

Reconciliation of the movement of reported to adjusted parameters.

	Three months ended				Six months ended
	Jun 30, 2014		Jun 30, 2013		Jun 30, 2014		Jun 30, 2013
in € m. (unless stated otherwise)	CB&S	Group	CB&S	Group	CB&S	Group	CB&S	Group
Net revenues (reported)	3,532	7,860	3,579	8,215	7,608	16,253	8,126	17,606

CVA/DVA/FVA[1]	(114)	(151)	(88)	(88)	(106)	(246)	49	49

Net revenues (adjusted)	3,646	8,011	3,667	8,303	7,714	16,499	8,077	17,557

Noninterest expenses (reported)	(2,603)	(6,693)	(2,794)	(6,950)	(5,150)	(13,159)	(5,372)	(13,572)

Cost-to-Achieve[2]	(161)	(375)	(20)	(357)	(272)	(685)	(122)	(581)

Other Severance	(5)	(16)	(20)	(42)	(17)	(43)	(20)	(52)

Policyholder benefits and claims	0	(80)	0	7	0	(132)	0	(185)

Litigation	(259)	(470)	(452)	(630)	(240)	(470)	(508)	(762)

Impairment of Goodwill & Intangibles	0	0	0	0	0	0	0	0

Other disclosed cost specific items	0	(29)	0	(17)	0	(114)	0	(49)

Adjusted cost base	(2,178)	(5,723)	(2,301)	(5,910)	(4,621)	(11,715)	(4,722)	(11,944)

Income (loss) before income taxes (reported)	885	917	758	792	2,376	2,597	2,666	3,206

Income (loss) before income taxes attributable to noncontrolling interests[3]	N/M	(1)	N/M	(1)	N/M	(21)	N/M	(10)

IBIT attributable to Deutsche Bank shareholders	885	916	758	791	2,376	2,576	2,666	3,196

CVA/DVA/FVA[1]	(114)	(151)	(88)	(88)	(106)	(246)	49	49

Cost-to-Achieve[2]	(161)	(375)	(20)	(357)	(272)	(685)	(122)	(581)

Other Severance	(5)	(16)	(20)	(42)	(17)	(43)	(20)	(52)

Litigation	(259)	(470)	(452)	(630)	(240)	(470)	(508)	(762)

Impairment of Goodwill & Intangibles	0	0	0	0	0	0	0	0

IBIT attributable to Deutsche Bank shareholders (adjusted)	1,423	1,928	1,339	1,909	3,012	4,020	3,268	4,542

Cost/income ratio (reported)		85%		85%		81%		77%

Cost/income ratio (adjusted)		73%		72%		72%		68%

Average Active Equity (six month ended)					22,715	56,120	19,659	55,122

Average Active Equity (three month ended)	24,045	57,422	20,346	56,365

Post-tax return on average active equity based on net income (reported)[4]	9%	2%	10%	2%	14%	5%	18%	7%

Post-tax return on average active equity based on net income (adjusted)[4]	15%	3%	17%	6%	17%	7%	22%	10%

N/M – Not meaningful

[1]	CRR/CRD 4 Credit Valuation Adjustment (CVA), Debt Valuation Adjustment (DVA), Funding Valuation Adjustment (FVA).
[2]	Includes CtA related to Postbank and OpEx.
[3]	Within income before income taxes of the Segments, noncontrolling interests are reflected as expenses.
[4]	Based on net income attributable to Deutsche Bank shareholders.

Deutsche Bank	Impressum	117
Interim Report as of June 30, 2014